SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2026
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Docusign Envelope ID: 04B911F9-1F63-4E01-9593-E36805A5C4CB

(Free translation from the original version issued in Portuguese. In case of discrepancies, the original version should prevail)

INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

COMPANHIA SIDERURGICA NACIONAL

FOR THE YEAR ENDED DECEMBER 31, 2025 AND INDEPENDENT AUDITOR'S REPORT

Docusign Envelope ID: 04B911F9-1F63-4E01-9593-E36805A5C4CB

Forvis Mazars Auditores Independentes
Av. Trindade, 254 -Salas 1314 e 1315 - Office Bethaville - Bethaville
CEP 06404-326
Barueri (SP) | Brasil
Tel.: (11) 3090-7085
www.forvismazars.com

Independent auditor's report on the individual and consolidated financial statements

To the Shareholders, Directors and Management of
Companhia Siderúrgica Nacional
São Paulo - SP

Opinion

We have audited the individual and consolidated financial statements of Companhia Siderúrgica Nacional and its subsidiaries ("Company"), identified as Parent and Consolidated, respectively, which comprise the statement of financial position as at December 31, 2025, and the related income statement, statement of comprehensive income, changes in equity and of cash flows for the year then ended, and notes to the financial statements, including material accounting policies and other explanatory information.

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Companhia Siderúrgica Nacional as at December 31, 2025, and its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's responsibilities for the audit of the individual and consolidated financial statements" section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements in the Code of Ethics for Professional Accountants and the professional standards issued by the Federal Accounting Council (CFC), applicable to audits of financial statements of public interest entities in Brazil, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, we do not provide a separate opinion on these matters.

Docusign Envelope ID: 04B911F9-1F63-4E01-9593-E36805A5C4CB

Forvis Mazars Auditores Independentes
Av. Trindade, 254 -Salas 1314 e 1315 - Office Bethaville - Bethaville
CEP 06404-326
Barueri (SP) | Brasil
Tel.: (11) 3090-7085
www.forvismazars.com

Recoverability of deferred tax assets (Note 20.b)

Why it is a Key Audit Matter	How the matter was addressed in the audit
The Company and its subsidiaries have deferred income tax and social contribution asset balances related to tax loss carryforwards and temporary differences. These deferred tax balances were recognized based on studies containing projections of future taxable profits. As of December 31, 2025, the amount of deferred tax assets recognized in non-current assets was R$ 4,886 million in parent and R$ 6,511 million in consolidated ($ 4,750 million and R$ 6,804 million as at December 31, 2024, respectively). The impairment test of deferred tax assets was considered one of the key audit matters, due to the materiality of the balances and the significant level of judgement involved. Such assessment requires, the use of critical judgments, which bring subjectivity in relation to projections of results (such as generation of taxable profits, projections of cash flows and future economic events, as well as projections including estimates regarding the performance of the Brazilian and international economy, taking into account volumes, sales price, exchange rates and tax rates, among other assumptions), which may result in variations in relation to actual data and amounts. The use of different assumptions can significantly change the expected realization of these assets and the assessment of the need to record or not an impairment, with a resulting impact on the individual and consolidated financial statements.	Our audit procedures included, among others: • The assessment of the design and implementation of internal controls over the analysis of the recoverable amounts of deferred taxes; • Verification of the completeness and mathematical calculations of future taxable profit projections; • Review of the analyses of deferred tax assets recorded in subsidiaries and associates. • Examination, with the support of our direct tax specialists, of the calculation bases of tax loss carryforwards and temporary differences, comparing them with the related tax records; • Discussion with Management about the business plan and measures taken for debt restructuring and market recovery; • Examination of the analysis prepared by Management on the logical and arithmetical consistency of cash flow projections, and testing of the consistency of the main information and assumptions used in the projections of future taxable profits and cash flows, comparing them with the budgets approved by Management and market assumptions and data; • Continuous challenge of the assumptions used by Management, in order to corroborate whether there are any bases that are not consistent and/or should be revised; • Analysis of the reasonableness and extent of the disclosures made in the individual and consolidated financial statements. Based on the evidence obtained through the procedures above, we consider the measurement and disclosures related to deferred tax assets in the context of the individual and consolidated financial statements taken as a whole to be acceptable.

3

Docusign Envelope ID: 04B911F9-1F63-4E01-9593-E36805A5C4CB

Forvis Mazars Auditores Independentes
Av. Trindade, 254 -Salas 1314 e 1315 - Office Bethaville - Bethaville
CEP 06404-326
Barueri (SP) | Brasil
Tel.: (11) 3090-7085
www.forvismazars.com

Assessment of the recoverable amount of intangible assets with indefinite useful lives (Note 12 a) and 13)

Why it is a Key Audit Matter	How the matter was addressed in the audit
The Company has balances of intangible assets with indefinite useful lives, as demonstrated in explanatory note 12.a as at December 31, 2025, in the amount of R$ 5,033 million (R$ 4,379 million as at December 31, 2024) in the consolidated financial statements. The recoverable amount of these assets is required to be assessed annually, in accordance with CPC 01 (R1) (IAS 36) – Impairment of Assets. The impairment test of intangible assets with indefinite useful lives was considered one of the key audit matters, due to the materiality of the balances and the significant level of judgements involved. Such assessment requires the use of critical judgments, which brings subjectivity in relation to the projections of results (such as generation of taxable profits, projections of cash flows and future economic events, and projections including estimates regarding the performance of the Brazilian and international economy, taking into account volume, sales price, tax rates, and discount rates applied, among other assumptions), which may result in variations in relation to actual data and amounts. The use of different assumptions can significantly change the expected realization of these assets and the assessment of the need to record or not an impairment adjustment, with a resulting impact on the individual and consolidated financial statements.	Our audit procedures included, among others: • The assessment of the design and implementation of internal controls over the analysis of recoverable amounts; • With the support of our in-house valuation experts, we discussed with management and evaluated the methodology used for projecting discounted cash flows at present value. • We assessed the reasonableness of the significant assumptions used by the Company, in accordance with the budgets approved by the Board of Directors, including the discount and growth rates, comparing the assumptions with available market information, actual performance and historical data, and tested the accuracy of calculations made by management. Also, through sensitivity analyses of the main assumptions used, we assessed in which situations individual or cumulative variations could result in the need to record impairment. • Analysis of the disclosures required in the individual and consolidated financial statements, and whether they are consistent with the information and representations obtained from management. Based on the evidence obtained through the procedures performed, we consider that the assumptions and methodologies used by the Company to assess the recoverable amount of these assets are reasonable, and the information presented in the individual and consolidated financial statements is consistent with the information analyzed in our audit procedures.

4

Docusign Envelope ID: 04B911F9-1F63-4E01-9593-E36805A5C4CB

Forvis Mazars Auditores Independentes
Av. Trindade, 254 -Salas 1314 e 1315 - Office Bethaville - Bethaville
CEP 06404-326
Barueri (SP) | Brasil
Tel.: (11) 3090-7085
www.forvismazars.com

Provision for tax risks (Note 22)

Why it is a Key Audit Matter	How the matter was addressed in the audit
The Company is a defendant in legal and administrative proceedings involving tax matters arising in the normal course of its activities. The determination of amounts accrued and disclosed depends on critical judgments made by management, supported by its legal advisors, regarding the maturity, loss assessment and settlement value, in addition to their required disclosures . The provision for losses in the individual and consolidated financial statements amounted to R$89,522 thousand as at December 31, 2025 (R$ 130,755 in 2024). The amount of tax lawsuits assessed as possible loss, and therefore not subject to accrual in accordance with accounting practices adopted in Brazil and IFRS, was R$ 38,597,353 thousand as at December 31, 2025. The measurement, recognition, and disclosure of tax risks requires a certain level of judgment by the Company and its subsidiaries to support the determination of a reasonable estimate of loss and expected results for each tax lawsuit and, consequently, the accrual and disclosures in their individual and consolidated financial statements. The high degree of complexity associated with these matters and the use of different assumptions may significantly change the assessment and the classification of these lawsuits, creating the need to accrual, with a corresponding impact in the individual and consolidated financial statements. Accordingly, we considered this matter relevant to our audit for the current year and a key audit matter.	Our audit procedures included, among others: • The assessment of the design and implementation of internal controls over the provision for tax risks; • Confirmation with internal and external legal advisors handling the Company's tax lawsuits, confirming amounts and forecasts used by management; • The assessment and challenge of the assumptions used by the Company's management based on the results of the responses received from the attorneys to verify if they were adequate and consistent; • Involvement of our internal tax specialists to evaluate the merits and the assessment on the rates of success provided by their legal advisors in relation to the main tax matters involving the Company, to the extent deemed necessary; • Testing of legal expenses to verify if there were any other legal advisors eventually not covered by our external confirmation procedures; • Analysis of the disclosures made in the individual and consolidated financial statements to determine whether they are consistent with the information and representations obtained from management, and the provision of information on the nature, exposure, and amounts accrued or disclosed related to the main tax lawsuits in which the Company is involved. Based on the evidence obtained through the procedures performed, we consider that the assumptions and methodologies used by the Company to assess the accrual and the disclosure of the estimates and risks related to existing tax lawsuits are reasonable, and the information presented in the individual and consolidated financial statements is consistent with the information analyzed in our audit procedures.

5

Docusign Envelope ID: 04B911F9-1F63-4E01-9593-E36805A5C4CB

Forvis Mazars Auditores Independentes
Av. Trindade, 254 -Salas 1314 e 1315 - Office Bethaville - Bethaville
CEP 06404-326
Barueri (SP) | Brasil
Tel.: (11) 3090-7085
www.forvismazars.com

Other matters

Statements of value added

The individual and consolidated statements of value added for the year ended December 31, 2025, prepared under the responsibility of the Company's management and presented as supplemental information for purposes of the IFRS Accounting Standards, were submitted to audit procedures performed in conjunction with the audit of the Company's individual and consolidated financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the individual and consolidated financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - Statement of Value Added. In our opinion, these statements of value added have been properly prepared, in all material aspects, in accordance with the criteria defined in this Technical Standard and are consistent with the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and the auditor's report

Management is responsible for the other information that comprises the Management Report. Our opinion on the individual and consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard

Responsibilities of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's and its subsidiaries' financial reporting process.

Auditor's responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

6

Docusign Envelope ID: 04B911F9-1F63-4E01-9593-E36805A5C4CB

Forvis Mazars Auditores Independentes
Av. Trindade, 254 -Salas 1314 e 1315 - Office Bethaville - Bethaville
CEP 06404-326
Barueri (SP) | Brasil
Tel.: (11) 3090-7085
www.forvismazars.com

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

- Conclude on the appropriateness of Management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company and its subsidiaries to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the individual and consolidated financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the individual and consolidated financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the benefits of public interest such communication.

São Paulo, March 11, 2026.

Forvis Mazars Auditores Independentes – Sociedade Simples Ltda.
CRC 2 SP023701/O-8

Assinado por:
Danhiel Augusto Reis

Danhiel Augusto Reis
Accountant CRC 1SP254522/O-0

7

Companhia Siderúrgica Nacional S.A.
BALANCE SHEET
(In thousands of Reais)

		Consolidated		Parent Company				Consolidated		Parent Company
	Notes	12/31/2025	12/31/2024	12/31/2025	12/31/2024		Notes	12/31/2025	12/31/2024	12/31/2025	12/31/2024
ASSET						LIABILITIES AND SHAREHOLDERS' EQUITY
Current						Current
Cash and cash equivalents	4	14,421,022	23,310,197	3,529,453	5,666,618	Borrowings and financing	14	10,428,559	8,821,679	6,190,764	5,201,174
Financial investments	5	642,715	911,378	380,974	895,573	Payroll and related taxes		549,940	560,695	183,695	184,696
Trade receivables	6	2,397,033	2,900,998	1,702,245	1,555,141	Trade payables	17	7,162,929	7,030,734	3,941,596	3,596,080
Inventory	7	10,455,500	10,439,741	6,205,488	6,839,246	Tax payables		736,075	719,253	93,023	195,063
Recoverable taxes	8	1,376,434	1,367,316	511,925	668,137	Labor and civil provisions	22	61,455	132,112	40,225	61,008
Other current assets	9	1,037,925	856,063	1,867,765	1,012,495	Dividends and interest on equity payable	19	358,039	61,965	6,059	6,242
Total current assets		30,330,629	39,785,693	14,197,850	16,637,210	Contracts liabilities	18	4,347,937	3,648,639	481,905	382,350
						Trade payables – forfaiting	17.a	2,905,018	2,902,593	1,924,285	2,214,482
Non-Current						Other payables	19	1,524,447	1,238,805	1,038,720	1,174,978
Long-term realizable asset						Total current liabilities		28,074,399	25,116,475	13,900,272	13,016,073
Financial investments	5	25,257	169,977		142,423
Deferred taxes assets	20.b	7,100,375	7,345,326	4,885,921	4,750,333	Non-Current
Inventory	7	2,073,526	1,761,172			Borrowings and financing	14	42,495,988	48,092,942	21,285,656	25,044,466
Recoverable taxes	8	3,976,900	2,799,951	2,740,860	1,838,343	Deferred taxes assets	20.b	589,451	541,329
Other non-current assets	9	3,851,362	5,232,370	4,756,511	5,360,281	Provision for tax, social security, labor, civil and environmental risks	22	812,721	1,245,590	300,951	276,689
		17,027,420	17,308,796	12,383,292	12,091,380	Employee benefits	32	402,415	473,046	379,160	454,161
						Provisions for environmental liabilities and decommissioning	23	1,187,609	1,133,363	111,789	142,989
Investments	10	8,292,026	5,948,051	24,855,198	26,292,822	Provision for investment losses	10			11,446,531	11,458,813
Property, plant and equipment	11	33,919,169	30,426,023	10,729,570	9,664,413	Contracts liabilities	18	9,026,766	10,120,852	738,099	1,099,568
Intangible assets	12	11,006,125	10,438,091	65,956	68,070	Other payables	19	2,249,670	1,723,941	1,193,349	989,698
Total non-current assets		70,244,740	64,120,961	48,034,016	48,116,685	Total non-current liabilities		56,764,620	63,331,063	35,455,535	39,466,384

						Shareholders’ equity	25
						Paid-up capital	25.a	10,240,000	10,240,000	10,240,000	10,240,000
						Capital reserves		2,056,970	2,056,970	2,056,970	2,056,970
						Legal reserves	25.c		1,158,925		1,158,925
						Earnings reserves			640,460		640,460
						Net income/(loss)		(202,989)		(202,989)
						Other comprehensive income		782,078	(1,824,917)	782,078	(1,824,917)
						Total shareholders' equity of controlling shareholders		12,876,059	12,271,438	12,876,059	12,271,438
						Earnings attributable to the non-controlling interests		2,860,291	3,187,678
						Total shareholders' equity		15,736,350	15,459,116	12,876,059	12,271,438
TOTAL ASSETS		100,575,369	103,906,654	62,231,866	64,753,895	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		100,575,369	103,906,654	62,231,866	64,753,895
The Accompanying notes are an integral part of these consolidation financial statement

Companhia Siderúrgica Nacional S.A.
Statements of Income
(In thousands of Reais)

			Consolidated		Parent Company
	Notes	12/31/2025	12/31/2024	12/31/2025	12/31/2024

Net Revenue	27	44,797,946	43,687,460	16,581,495	18,688,306
Costs of goods sold and services rendered	28	(32,404,221)	(31,990,696)	(15,189,899)	(17,527,277)
Gross profit		12,393,725	11,696,764	1,391,596	1,161,029

Operating (expenses)/income		(7,577,051)	(7,426,742)	(1,828,795)	(2,296,986)
Selling expenses	28	(5,033,148)	(5,453,297)	(784,195)	(818,768)
General and administrative expenses	28	(979,164)	(855,999)	(396,105)	(357,180)
Equity in results of affiliated companies	10	518,744	448,048	(1,175,886)	81,721
Other operating (expenses)/income, net	29	(2,083,483)	(1,565,494)	527,391	(1,202,759)
Other operating income		301,454	252,216	2,500,915	157,128
Other operating expenses		(2,384,937)	(1,817,710)	(1,973,524)	(1,359,887)

Income before financial income (expenses)		4,816,674	4,270,022	(437,199)	(1,135,957)
Financial income (expenses), net	30	(6,496,192)	(5,813,371)	(2,846,886)	(2,426,188)
Financial income		1,516,807	1,398,063	746,241	579,123
Financial expenses		(6,452,575)	(6,964,267)	(2,829,298)	(3,387,055)
Other financial items, net		(1,560,424)	(247,167)	(763,829)	381,744

Income before income taxes		(1,679,518)	(1,543,349)	(3,284,085)	(3,562,145)
Income tax and social contribution	20	172,792	5,208	1,281,711	970,294

Net income for the exercise		(1,506,726)	(1,538,141)	(2,002,374)	(2,591,851)

Attributable to:
Earnings attributable to the controlling interests		(2,002,374)	(2,591,851)	(2,002,374)	(2,591,851)
Earnings attributable to the non-controlling interests		495,648	1,053,710

Loss basic and diluted per share (in R$)	25.g			(1.50998)	(1.9545)
The Accompanying notes are an integral part of these consolidation financial statement

Companhia Siderúrgica Nacional S.A.
Statements of Cash Flows
(In thousands of Reais)

			Consolidated		Parent Company
	Notes	12/31/2025	12/31/2024	12/31/2025	12/31/2024

Net cash from operating activities		(973,179)	8,650,505	(1,480,815)	1,706,282
Cash flow from operating activities		4,830,076	8,289,410	(243,972)	(513,476)
Earnings attributable to the controlling interests		(2,002,374)	(2,591,851)	(2,002,374)	(2,591,851)
Earnings attributable to the non-controlling interests		495,648	1,053,710
Adjustments to reconcile the result:
Financial charges in borrowing and financing raised	30	3,910,819	4,023,650	1,776,579	1,789,337
Financial charges in borrowing and financing granted		(405,257)	(163,517)	(369,076)	(226,881)
Charges on lease liabilities	16	115,529	99,998	3,401	2,131
Equity in results of affiliated companies	10	(518,744)	(448,048)	(1,175,190)	(81,721)
Deferred taxes assets	20.b	(1,094,263)	(1,305,928)	(1,274,539)	(942,394)
Provision for tax, social security, labor, civil and environmental risks		(503,472)	27,498	3,479	10,289
Exchange, Monetary and Cash Flow Hedge		312,612	2,929,120	1,330,767	(415,629)
Write-off of property, plant and equipment right to use and Intangible assets	11, 12, 13 and 16	102,480	62,081	1,717	45,490
Provision for environmental liabilities and decommissioning of assets		54,249	114,704	(31,200)	(17,979)
Updated shares – Fair value through profit or loss	30	57,562	632,612	57,562	632,612
Depreciation, amortization and depletion	11,12 e 13	4,150,475	3,791,413	1,421,174	1,335,262
Accrued/(reversal) for consumption and services		71,545	24,711	12,320	(37,351)
Net gain from the sale of corporate interest			(8,451)
Dividends USIMINAS		(7,663)	(44,859)	(7,531)	(44,706)
Other provisions		90,930	92,567	8,939	29,915

Changes in assets and liabilities		(5,803,255)	361,095	(1,236,843)	2,219,758
Trade receivables - third parties		945,759	69,518	416,204	(73,810)
Trade receivables - related party		(5,775)	(32,730)	(541,377)	742,751
Inventory		(388,797)	(906,034)	237,325	(557,875)
Dividends and receivables - related parties		158,110	(42,237)	1,747,770	4,443,109
Recoverable taxes		(1,165,274)	114,230	(746,306)	170,051
Judicial deposits		30,199	(137,381)	(24,581)	8,621
Receipt of RFFSA receivables		(506,381)		(506,381)
Receipt of RFFSA bond credit		506,381	442,246	506,381	442,246
Other assets
Trade payables		(196,314)	(851,095)	299,420	(202,745)
Trade payables – Forfaiting and Drawee risk		4,965	(1,327,749)	(290,198)	(1,765,521)
Payroll and related taxes		(41,573)	87,140	(1,001)	12,598
Tax payables		(72,179)	(215,862)	(98,712)	18,220
Payables to related parties		6,822	(24,231)	58,477	68,660
Costumers advances under mineral and energy contracts		(510,336)	6,967,508	(361,468)	641,756
Interest paid	14.a	(4,267,926)	(4,052,226)	(1,910,666)	(1,787,615)
Interest received				1,265	1,757
Receipts/(Payments) from hedging operations, cash flow and derivatives		(286,135)	(65,435)	(90,953)	(21,124)
Other liabilities		(14,801)	335,433	67,958	78,679

Net cash investment activities		(6,123,369)	(1,119,735)	244,587	1,410,489
Investments / AFAC / Acquisitions of Shares		(23,600)	(32,000)	(238,481)	(157,953)
Purchase of property, plant and equipment, intangible assets and investment property	11,12 and 13	(5,935,897)	(5,494,335)	(2,265,014)	(2,642,878)
Intercompany loans granted		(71,494)	(95,951)	(604,634)	(179,100)
Intercompany loans received		7,650	12,430	5,184	5,184
Cash received from the acquisition of Gramperfil		13,261
Gramperfil investment acquisition		(35,948)
Cash received from the acquisition of Grupo Estrela		87,046
Acquisition of investments of Grupo Estrela		(300,000)		(300,000)
Cash received in the acquisition of Galvacolor		4,914
Galvacolor investment acquisition		(58,729)
Acquisition of investments of Global Dot		(22,448)
Financial Investments, net of redemption		168,813	70,335	168,827	(34,550)
Sale of equity assets		43,063		128,705
Receipt of sale of equity interest			4,419,786	3,350,000	4,419,786
Net cash used in financing activities		(1,776,251)	(103,832)	(900,937)	279,777
Borrowings and financing raised	14.a	11,121,708	10,148,426	2,558,006	4,520,812
Transactions cost - Borrowings and financing		(113,488)	(145,187)	(11,368)	(85,848)
Borrowings and financing – related parties	14.a				2,831,586
Amortization of borrowings and financing	14.a	(11,717,772)	(6,927,383)	(2,545,551)	(2,721,956)
Amortization of borrowings and financing - related parties	14.a			(889,027)	(2,573,280)
Amortization of leases	16	(371,467)	(308,201)	(12,997)	(12,650)
Advance iron ore payments		66,717
Amortization advance iron ore payments		(66,717)
Repurchase of Treasury Shares
Dividends and interest on shareholder’s equity			(336,162)
		(695,232)	(2,535,325)		(1,678,887)
Exchange Variation on Cash and Equivalents		(16,376)	(162,959)

Increase (decrease) in cash and cash equivalents		(8,889,175)	7,263,979	(2,137,165)	3,396,548
Cash and equivalents at the beginning of the year		23,310,197	16,046,218	5,666,618	2,270,070
Cash and equivalents at the end of the year		14,421,022	23,310,197	3,529,453	5,666,618
The Accompanying notes are an integral part of these consolidation financial statement

Companhia Siderúrgica Nacional S.A.
Statements of Value Added
(In thousands of Reais)

		Consolidated		Parent Company
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Revenues
Sales of products and services rendered	50,764,334	49,795,325	20,249,676	22,662,066
Other income/(expenses)	57,097	433,429	2,385,173	364,561
Provision for (reversal of) doubtful debts	(26,497)	13,965	(14,129)	23,941
	50,794,934	50,242,719	22,620,720	23,050,568
Raw materials acquired from third parties
Cost of sales and services	(22,730,640)	(22,691,944)	(12,434,697)	(14,390,462)
Materials, electric power, outsourcing and other	(6,329,886)	(6,798,201)	(1,535,968)	(1,821,712)
Impairment/recovery of assets	(509,327)	(254,735)	(314,209)	(178,470)
	(29,569,853)	(29,744,880)	(14,284,874)	(16,390,644)
Gross value added	21,225,081	20,497,839	8,335,846	6,659,924

Retentions
Depreciation, amortization and depletion	(4,150,475)	(3,786,055)	(1,421,174)	(1,334,420)
Value added created	17,074,606	16,711,784	6,914,672	5,325,504

Value added received
Equity in results of affiliated companies	518,744	448,048	(1,175,886)	81,721
Financial income	1,516,806	1,398,062	746,242	579,123
Other and exchange gains	710,767	1,956,115	92,467	(129,345)
	2,746,317	3,802,225	(337,177)	531,499
Value added for distribution	19,820,923	20,514,009	6,577,495	5,857,003

Value added distributed
Personnel and Charges	4,506,709	4,158,901	1,654,153	1,588,725
Salaries and wages	3,559,614	3,301,468	1,243,716	1,190,271
Benefits	748,836	665,898	336,675	326,247
Severance payment (FGTS)	198,259	191,535	73,762	72,207
Taxes, fees and contributions	8,085,654	8,702,241	3,233,536	3,977,752
Federal	4,386,840	4,941,477	1,603,809	2,245,600
State	3,669,959	3,740,777	1,629,727	1,732,152
Municipal	28,855	19,987
Remuneration on third-party capital	8,735,286	9,191,008	3,692,180	2,882,377
Interest	5,906,105	5,335,474	2,770,066	2,423,716
Rental	11,522	23,460	6,585	6,411
Other and exchange losses	2,817,659	3,832,074	915,529	452,250
Interest on equity	(1,506,726)	(1,538,141)	(2,002,374)	(2,591,851)
Income for the year/Retained earnings	(2,002,374)	(2,591,851)	(2,002,374)	(2,591,851)
Non-controlling interests	495,648	1,053,710
	19,820,923	20,514,009	6,577,495	5,857,003
The Accompanying notes are an integral part of these consolidation financial statement

Companhia Siderúrgica Nacional S.A.
Statements of Changes in Equity
(In thousands of Reais)

				Capital	Legal
	Paid-up capital	Treasury shares	Capital transactions	Reserves			Retained earnings	Other comprehensive income	Total Shareholders' Equity Parent Company	Non-controlling interest	Total Consolidated Shareholders' Equity
				Capital	Legal	Statutory

Balances on December 31, 2023	10,240,000			32,720	1,158,925	4,912,311		1,156,719	17,500,675	2,184,163	19,684,838

Adjusted opening balances	10,240,000			32,720	1,158,925	4,912,311		1,156,719	17,500,675	2,184,163	19,684,838
Total comprehensive income							(2,591,851)	(2,981,636)	(5,573,487)	936,061	(4,637,426)

Net loss							(2,591,851)		(2,591,851)	1,053,710	(1,538,141)

Other comprehensive income								(2,981,636)	(2,981,636)	(117,649)	(3,099,285)
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes								28,548	28,548	(475)	28,073
Cumulative translation adjustments for the year								679,250	679,250		679,250
(Loss)/gain cash flow hedge accounting, net of taxes								(3,278,956)	(3,278,956)		(3,278,956)
Cash flow hedge reclassified to income upon realization, net of taxes								(137,082)	(137,082)		(137,082)
(Loss)/gain cash flow hedge accounting – “Platts” from investments in subsidiaries, net of taxes								(226,441)	(226,441)	(109,861)	(336,302)
(Loss)/gain on the percentage change in investments								(46,955)	(46,955)	(7,313)	(54,268)
Allocation of profit/(loss) for the year						(4,271,851)	2,591,851		(1,680,000)	(880,484)	(2,560,484)
Intermediary dividends approved on 05/09/2024						(950,000)			(950,000)	(207,529)	(1,157,529)
Intermediary dividends approved on 09/30/2024									-	(607,379)	(607,379)
Intermediary dividends approved on 11/14/2024						(730,000)			(730,000)		(730,000)
Interest on equity approved on 12/27/2024									-	(65,576)	(65,576)
Absorption of the loss of the year						(2,591,851)	2,591,851		-		-
Capital transactions		(223,830)	2,248,080						2,024,250	947,938	2,972,188
Gains on the sale of a subsidiary interest, net			2,248,080						2,248,080	1,013,604	3,261,684
Reflex treasury shares acquired by controlled		(223,830)							(223,830)	(77,487)	(301,317)
Treasury shares canceled									-	11,821	11,821

Balances on December 31, 2024	10,240,000	(223,830)	2,248,080	32,720	1,158,925	640,460		(1,824,917)	12,271,438	3,187,678	15,459,116

Adjusted opening balances	10,240,000	(223,830)	2,248,080	32,720	1,158,925	640,460		(1,824,917)	12,271,438	3,187,678	15,459,116

Total comprehensive income							(2,002,374)	2,606,995	604,621	(399,154)	205,467

Net loss							(2,002,374)		(2,002,374)	495,648	(1,506,726)

Other comprehensive income								2,606,995	2,606,995	(894,802)	1,712,193
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes								50,887	50,887	73	50,960
Cumulative translation adjustments for the year								20,019	20,019		20,019
(Loss)/gain cash flow hedge accounting, net of taxes								2,479,943	2,479,943		2,479,943
Cash flow hedge reclassified to income upon realization, net of taxes								(321,341)	(321,341)		(321,341)
(Loss)/gain cash flow hedge accounting – “Platts” from investments in subsidiaries, net of taxes								350,435	350,435	157,367	507,802
Gain on the percentage change in investments								27,052	27,052		27,052
Allocation of profit/(loss) for the year					(1,158,925)	(640,460)	1,799,385			(1,052,242)	(1,052,242)
Dividends approved of subsidiary										(787,905)	(787,905)
Interest on equity approved of subsidiary										(264,337)	(264,337)
Absorption of the loss of the year					(1,158,925)	(640,460)	1,799,385				-
Capital transactions										71,767	71,767
Constitution of subsidiaries in foreign operations										1,170	1,170
Acquisition of stakes in subsidiaries										70,597	70,597
Balances on December 31, 2025	10,240,000	(223,830)	2,248,080	32,720	-	-	(202,989)	782,078	12,876,059	2,860,291	15,736,350
The Accompanying notes are an integral part of these consolidation financial statement

(In thousands of Reals, unless stated otherwise)

1.	OPERATING CONTEXT

Companhia Siderúrgica Nacional (“CSN”, “the Company” or “Parent Company”) is a publicly-held corporation, headquartered in the State capital of São Paulo. Founded on April 9, 1941 during the mandate of former Brazilian president Getúlio Vargas, the Company was privatized in 1993.

CSN, together with its subsidiaries, controlled companies, jointly controlled companies and affiliates (referred to as “the Group” or “CSN Group”), operates across five main business segments:

(i)	Steel industry: production and commercialization of flat and long steels;
(ii)	Mining: extraction, processing and commercialization of iron ore, tin, limestone and dolomite;
(iii)	Cement: production and commercialization of bagged and bulk cement, in addition to aggregates, concrete, and other related products;
(iv)	Energy: generation and sale of energy that is nearly renewably-sourced in entirety; and
(v)	Logistics: participations in railways, port concessions and fleets of road transport vehicles.

CSN is listed on São Paulo’s B3 S.A. – Brasil, Bolsa, Balcão stock exchange (B3) and the NYSE - United States stock exchange under the codes CSNA3 and SID, respectively. Additionally, its subsidiaries CSN Mineração S.A., FTL - Ferrovia Transnordestina Logística S.A., and Companhia Estadual de Geração de Energia Elétrica – CEEE-G, are publicly traded, and CSN Mineração S.A. makes its common shares available for trading on B3 under the code CMIN3.

CSN Group maintains significantly diverse business areas, and is one of Brazil’s largest steel producers. The company is also the second largest exporter of iron ore and a pioneer in the preparation of tailings piles as part of the dam decommissioning process. In is also Brazil’s second largest player in Brazil’s cement sector.

•	Ongoing concern:

Management understands that the Company has adequate resources to continue its operations. Accordingly, these financial statements for the year ended December 31, 2025 were prepared based on the Company’s assumed capacity to continue as an ongoing concern.

2.	BASIS OF PREPARATION AND DECLARATION OF CONFORMITY

2.a)	Declaration of conformity

The individual and consolidated financial statements ("financial statements") were prepared and are presented in accordance with accounting policies adopted in Brazil issued by the Accounting Pronouncements Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission ("CVM") and the Federal Accounting Council ("CFC"), and in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"), currently referred to as IFRS Accounting Standards. All relevant information specific to the financial statements is presented herein, this information is exclusively used by the Company's Management in its operations. The consolidated financial statements are identified as “Consolidated”, and the Parent Company’s individual financial statements are identified as “Parent Company”.

1

(In thousands of Reals, unless stated otherwise)

2.b)	Basis of presentation

These financial statements have been prepared on a historical cost basis and adjusted to reflect: (i) the fair value measurement of certain financial assets and liabilities (including derivative instruments), as well as pension plan assets; and (ii) impairment losses. Whenever IFRS and CPCs allow for a choice to be made between the acquisition cost or another measurement criterion, the acquisition cost criterion was used.

The preparation of these financial statements requires that Management use certain accounting estimates, judgments, and assumptions that affect the application of accounting policies and the reported amounts for assets, liabilities, revenues, and expenses as of the balance sheet date, which may differ from actual future results. The assumptions used are based on historical data and other factors considered relevant and are reviewed by the Company's Management.

Critical estimates are presented in the following explanatory notes:

Note 3 – Business combination

Note 13 – Impairment of assets

Note 15 – Financial instruments (derivatives and hedge accounting)

Note 20 – Income tax and social security contributions (deferred taxes)

Note 22 – Tax, social security, labor, civil, and environmental provisions and judicial deposits

Note 23 – Provisions for environmental liabilities and decommissioning

Note 32 – Employee benefits

These individual and consolidated financial statements were approved by Management on March 11, 2026.

2.c)	Functional and presentation currency

The accounting records included in the financial information for each of the Company's subsidiaries are measured using the currency of the main economic environment in which each subsidiary operates ("functional currency"). The Parent Company and Consolidated financial statements are presented in R$ (Brazilian reals), which is the Company's functional currency and the Group's presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates prevailing on the respective transaction or valuation dates, through which items are remeasured. The balances of the asset and liability accounts are translated at the exchange rate on the balance sheet date. As of December 31, 2025, $1 is equivalent to R$5.5024 (R$6.1923 on December 31, 2024) and €1 is equivalent to R$6.4692 (R$6.4363 on December 31, 2024), according to rates extracted from the Central Bank of Brazil’s website.

2.d)	Material accounting policies

We have consistently applied the main accounting policies in the years presented in the explanatory notes.

2

(In thousands of Reals, unless stated otherwise)

2.e)	Value added statement

According to Federal Law 11.638/07, the presentation of the statement of value added is required for all publicly-held companies. These statements were prepared in accordance with CPC 09 (R1) – Statement of Value Added. IFRS does not require the presentation of this statement; it is therefore presented as additional information.

2.f)	Adoption of new requirements, standards, amendments and interpretations

The new requirements, standards, amendments and interpretations that came into effect for fiscal years beginning on January 1, 2025, were:

• Amendment to IAS 21 – Lack of exchangeability/ CPC 02 (R2) - Effects on Changes in Exchange Rates and Conversion of Financial Statements: establishes specific guidelines for the measurement and disclosure of transactions and balances in foreign currency whenever there is no observable exchange rate due to a lack of exchangeability between currencies. This Amendment establishes criteria for estimating the applicable exchange rate in such circumstances;

• OCPC 10 – Carbon Credits (tCO2e), Emissions allowances and Decarbonization Credits (CBIO): guidance applicable to the recognition, measurement, presentation and disclosure of carbon credits, allowances and similar instruments, when relevant, given IFRS Standards previously issued.

In relation to the above-mentioned pronouncements, the Company did not identify significant impacts that would alter the recognition, measurement or disclosure of its financial statements for the year ended December 31, 2025. Although certain subsidiaries located in Europe hold carbon credits and/or similar instruments, the respective amounts were assessed by Management as immaterial in the context of the consolidated financial statements, and it was not necessary to prepare a specific explanatory note.

The requirements, standards, amendments, guidelines and interpretations that will come into effect for the fiscal years beginning on January 1, 2026 are:

IFRS S1/CBPs 01 – General requirements for the disclosure of financial information regarding sustainability: established requirements for the disclosure of risks and opportunities related to sustainability over the short, medium and long term that may affect the entity's cash flows, access to financing, and the cost of capital. The Company will use the initial adoption relief provided for in Appendix C of CBPs 01 – Transitional Provisions and will disclose this information in accordance with the standard as of the year beginning January 1, 2027.

IFRS S2/CBPs 02 – Climate-related disclosure requirements: establishes requirements for the disclosure of climate-related risks and opportunities that have a material impact on the Company's financial statements. The main expected impact of adopting such a standard is the establishment of connections between climate-related risks and opportunities previously disclosed on the market through other reports and financial statements and their respective projections. Adoption of these standards will begin with the fiscal year started January 1, 2026, and the Company is currently in an intermediary stage of implementing such a pronouncement.

Amendments to IFRS 9 and IFRS 7 – Classification and measurement of Financial Instruments: introduces specific clarifications on the assessment of the characteristics of contractual cash flows and on the derecognition of financial liabilities, in addition to expanding disclosure requirements applicable to certain financial instruments.

3

(In thousands of Reals, unless stated otherwise)

Amendments to IFRS 9 and IFRS 7 – Electricity contracts dependent on natural factors: provides clarifications for the accounting treatment applicable to electricity purchase and sale contracts for which volume or price is linked to natural factors, such as weather conditions.

IAS 21 – Conversion into a presentation currency used within a hyperinflated economy: provides clarifications regarding criteria for translating financial statements whenever the functional currency is part of a hyperinflated economy and the entity in question presents its information in a different currency.

Annual improvements to IFRS – Volume 11. Adoption of this standard is established for fiscal years beginning on January 1, 2026, with the possibility of early adoption:

i)	IFRS 1 - First-time Adoption of International Financial Reporting Standards These changes aim to provide clarification for issues related to initial application of the standards to ensure a smoother adoption process for companies;
ii)	IFRS 7 - Financial Instruments: The amendments are intended to improve guidance on financial information disclosures regarding financial instruments and to offer clarification on the implementation of certain requirements;
iii)	IFRS 9 - Financial Instruments: These modifications aim to correct inconsistencies or provide greater clarity on the application of certain provisions of this standard, especially related to the measurement and classification of financial instruments.
iv)	IFRS 10 - Consolidated Financial Statements: The improvements address minor issues regarding the application of controls and determining situations in which an entity should consolidate its subsidiaries;
v)	IAS 7 - Statement of Cash Flows: These changes are made to improve clarity in the guidance on the presentation of cash flows, especially in relation to financing activities and the classification of certain cash flows.

IFRS 18/CPC 51 – Presentation and Disclosure of Financial Statements: establishes new requirements for the presentation and disclosure of Income Statements and replaces the current presentation requirements provided for in IAS 1. This standard introduces improved principles for the aggregation, disaggregation and classification of information, in addition to requiring the disclosure, as part of an explanatory note, of performance measures defined by management that meet established criteria in order to increase the comparability and transparency of the financial statements. Based on the analyses carried out so far, the Company estimates that the main potential impacts are related to the presentation of profit or loss, possible reflections in the Statement of Cash Flows, and to the expansion of the disclosures in the explanatory note, including the reconciliation of measures such as adjusted EBITDA. This standard will be adopted for the fiscal year started on January 1, 2027, and the Company has already started a project for implementation of the standard.

IFRS 19 – Subsidiaries not subject to Public Accountability: Disclosures: establishes a series of reduced disclosure requirements applicable to eligible subsidiaries that are not subject to public accountability while maintaining the full application of the remaining recognition and measurement requirements provided for in IFRS Standards. The Company will adopt the standard for the fiscal year beginning on January 1, 2027, as provided for in applicable regulations.

There were no impacts other than those mentioned above identified with regards to the Company's accounting recognition, measurement and disclosure practices as of the base date and in subsequent fiscal years.

Brazilian tax reform: Constitutional Amendment 132/2023, which is regulated in part by Complementary Law No. 214/2025 introduced profound changes in Brazil’s national tax system. A long transition period will be implemented between 2026 and 2032. The Company recognizes the complexity of these changes and is committed to making every effort necessary to ensure its full compliance with established provisions. In this context, Management actively monitors developments in the tax reform process, evaluating potential impacts on the Company's operation and financial results. Planning and execution of adaptation measures will include investments in technology, training of teams and the review of processes, with the objective of mitigating risks and ensuring compliance with new legal requirements. The impacts of the new tax rules will only be fully apparent once pending regulatory matters are finalized. As a result, Brazil’s Tax Reform did not affect the Company’s financial statements as of December 31, 2025.

4

(In thousands of Reals, unless stated otherwise)

International tax reform: On May 23, 2023, the International Accounting Standards Board issued International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12 (equivalent to CPC 32), which clarifies that IAS 12 (CPC 32) applies to income taxes arising from tax legislation enacted or substantially enacted to implement the Pillar Two model rules published by the OECD, including tax legislation implementing Qualified Domestic Top-up Minimum Taxes. The Group adopted these amendments, considering that consolidated revenue exceeds the established minimum limit of 750,000 euros.

3.	BUSINESS COMBINATION

a)	Grupo Estrela

On April 1, 2025, CSN completed the acquisition of shares representing 70% of Estrela Comércio e Participações S.A.’s ("Estrela”) share capital, a holding company that controls the road transport and multimodal logistics group known as Grupo Estrela (“Grupo Estrela”). This operation was initially carried out for the total amount of R$ 742,500, R$ 300,000 of which was paid on the closing date. The remaining balance was paid in three annual payments, which totaled R$ 111,250, R$ 111,250, and R$ 220,000 as of March 2026, 2027, and 2028, respectively. In September 2025 an additional payment of R$ 9,994 was made through the assignment of shares.

This acquisition is part of the Company's strategy for expanding and integrating its logistics operations, which focuses on the transportation and handling of large volumes of cargo, especially those linked to the mining, steel and cement market segments. This operation aims to expand CSN's role as a logistics operator, capture operational synergies, and explore the existing infrastructure in the regions in which the Group operates in a more intensive manner.

The Estrela Group maintains a historical business relationship with the Company that favors operational integration and the generation of gains in scale.

Acquisition of 70% Estrela Comércio e Participações S.A.’s share capital. (Grupo Estrela)

On April 1, 2025, CSN completed the acquisition of shares representing 70% of Estrela Comércio e Participações S.A.’s ("Estrela”) share capital, a holding company that controls the road transport and multimodal logistics group known as Grupo Estrela (“Grupo Estrela”). This operation was initially carried out for the total amount of R$ 742,500, R$ 300,000 of which was paid on the closing date. The remaining balance was paid in three annual payments, which totaled R$ 111,250, R$ 111,250, and R$ 220,000 as of March 2026, 2027, and 2028, respectively. In September 2025 an additional payment of R$ 9,994 was made through the assignment of shares.

Estrela is the parent company of several operating companies that provide road transport and intermodal t logistics, storage, equipment rental and related services, including Tora Transportes Ltda., Tora Locações S.A., FJX Transportes S.A., N. Minas Transportes e Locações Ltda., Saratoga Transportes Ltda., Lokamig Rent a Car S.A., Seminovos Lokamig Ltda., Tora Logística Armazéns e Terminais Multimodais S.A., Tora Recintos Alfandegários S.A. and Tora Seminovos Comércio de Veículos Ltda. These companies subsequently became part of the series of companies indirectly controlled by CSN.

CSN was identified as the acquiror for accounting purposes, after having obtained control of Estrela as of the acquisition date, as a result of holding a majority participation totaling 70% of the voting capital and the ability to direct the acquiree’s financial and operating policies. Estrela and its subsidiaries consequently came to be fully consolidated in the Company's financial statements as of that date.

5

(In thousands of Reals, unless stated otherwise)

(i) Determining purchase price

In accordance with CPC 15 (R1) / IFRS3 – Business Combination, purchase price is determined by the sum of the assets transferred, liabilities incurred, equity interests issued, non-controlling interests, and the fair value of any interest held prior to the transaction.

Percentage Acquired and Voting Capital

Estrela’s fully subscribed and paid-up share capital as of the acquisition date, consists of 229,993,768 registered common shares without par value. A majority interest, equivalent to 70% of Estrela’s share capital, was acquired during the transaction in question.

Preliminary calculation of Consideration Transferred and to be Transferred (“Transaction Amount”)

The adjusted transaction value totaled R$ 752,494 and was structured in a single one-time installment and three installments to be paid at a later date, as follows:

Value of the consideration transferred (R$ thousand)
Installment	Installment
in cash (1)	309,994
1ª	111,250
2ª	111,250
3ª	220,000
Amount paid for 70% of the shares	752,494

(1)	an amount of R$ 300,000 paid in April 2025, more R$ 9,994 paid in September of 2025.

(ii) Fair value of assets acquired and liabilities assumed

The following table presents the allocation of the preliminary fair value of assets acquired and liabilities assumed as of April 1, 2025, considering the Company's direct interests, which were calculated based on reports from independent appraisers.

6

(In thousands of Reals, unless stated otherwise)
Fair value
Fair value of acquired assets:
Current Assets
Cash and cash equivalents	87,046
Trade receivables	205,529
Inventories	72,924
Recoverable taxes	18,672
Other current assets	26,561
Non-Current Asset
Deferred taxes	47,393
Other non-current assets	21,122
Prosperty, plant and equipament (1)	820,398
Intangible assets (2)	71,591
1,371,236
Fair value of assumed liabilities:
Current Liabilities
Trade payables	180,962
Borrowings and financing (3)	251,201
Payroll and related taxes	29,600
Lease liabilities (4)	19,633
Other payables	34,177
Non-current Liabilities
Borrowings and financing (3)	378,655
Lease liabilities (4)	189,545
Provisions for tax, social, labor civil, environmental risk (5)	24,828
Deferred income tax (6)	32,709
Other payables	7,510
1,148,820

Total of identifiable net assets at fair value	222,416
70% ownership by the Controller	155,691
(1)	The fair value of fixed assets determined by market and cost approaches, mainly for vehicle groups (light and heavy-duty, dump trucks and semi-trailers), machinery and equipment and improvements.

(2)	The fair value of intangibles includes intangible goodwill assets acquired and recognized by the acquiree before the allocation of fair value, in the amount of R$ 17,108.

(3)	The Loans and financing assumed in the acquisition and their respective maturities are shown in the tables below:

	Current Liabilities	Non-current Liabilities	Total
Debt contracts in the foreign market
Fixed interest in US$
Bonds, Facility and ACC	35,277	38,500	73,777
	35,277	38,500	73,777

Debt contracts in national currency
R$
BNDES/FINAME/FINEP, Debentures, CRI and NCE	215,924	340,155	556,079
	215,924	340,155	556,079
Total Borrowings and Financing	251,201	378,655	629,856

7

(In thousands of Reals, unless stated otherwise)

Maturity	Foreign currency loans	Loans in National Currency	Total
2025		82,513	82,513
2026	35,277	176,201	211,478
2027		151,109	151,109
2028	38,500	49,128	87,628
2029		15,167	15,167
2030		81,961	81,961
	73,777	556,079	629,856

(4)	The Company measured acquired lease liabilities using the present value of the remaining lease payments as of the acquisition date. Right-to-use assets were measured at an amount equal to lease liabilities and adjusted to reflect favorable lease conditions relative to market terms.

(5)	Provisions and contingent liabilities assumed in the acquisition that were considered present obligations arising from past events and can be reliably measured have been recognized and are initially measured at fair value on the acquisition date and subsequently measured in accordance with the requirements of IFRS 3 (CPC 15 (R1)), at an amount in excess of that which would be recognized in accordance with IAS 37 (CPC 25). The table shown below presents the total amount of provisions and contingent liabilities assumed on the transaction date, including attributed fair value, as follows:

R$
Tax	12,691
Labor	12,093
Civil	44
24,828

(6)	Amounts mainly consist of deferred tax liabilities related to the acquiree’s initial balance and the net position of deferred tax assets and liabilities related to allocation of the purchase price.

(iii) Goodwill on the acquisition of control

In accordance with item 32 of CPC15 (R1)/IFRS3, the acquiror must recognize goodwill for expected future profitability as of the acquisition date, which is measured according to the amount by which the purchase price exceeds the fair value of assets and liabilities acquired (allocation of the purchase price). The transaction generated goodwill based on expected preliminary future profitability, as shown in the table below:

		Reference	Grupo Estrela
Total acquisition price	A	(i)	752,494
Fair value of net assets	B	(ii)	155,691
Goodwill (1)	= ( A - B )		596,803
(1)	Goodwill was mainly attributable to:
•	expected operational and logistical synergies;
•	vertical integration of transport operations within the CSN Group;
•	gains in scale and efficiency;
•	capacity to expand within the logistics market;
•	additionally, expected future profitability.

Goodwill arising from the transaction is expected to result in a tax benefit, i.e., to be deductible for tax purposes.

Goodwill is part of the investment’s carrying amount at the Parent Company. Goodwill is recognized in Consolidated statements as intangible assets and, given that such assets have an indefinite useful life, is not amortized, in accordance with CPC 04 (R1)/IAS 38. Goodwill is also submitted to an impairment test at a minimum annually.

8

(In thousands of Reals, unless stated otherwise)

(iv) Other disclosures: revenue and results

Estrela Group
Period (from - to) [a]	04/01/2025 to 12/31/2025
Revenue	763,412
P&L	(16,912)
Period (from - to) [b]	01/01/2025 to 12/31/2025
Revenue	1,019,278
P&L	(36,778)
(a)	impact on the Company's consolidated financial statements (“FSs") in 2025
(b)	impact on FSs if the acquisition date had occurred at the start of the 2025 fiscal year

b)	Galvacolor, Gramperfil and Global Dot

In 2025, the Company completed the acquisition of control of the companies Global Dot Com S.A. ("Global Dot"), Galvacolor Jerez S.L.U. ("Galvacolor") and Gramperfil, S.A. ("Gramperfil"), operations that may be considered business combinations.

These acquisitions were performed in line with the strategy of expanding and strengthening the Company's presence in the steel processing market segments and added greater value to the production chain while expanding commercial capillarity and enhancing operational, industrial, and logistical synergies.

(i) General Information on Acquisitions

	Galvacolor (1)	Gramperfil (2)	Globaldot (3)
Acquisition date	11/18/2025	03/23/2025	5/12/2025
Percentage ("%") acquired of the share capital	100%	90%	80%
Price paid (Consideration transferred) - R$	291,013	73,128	50,891

(1)	Galvacolor, which was acquired by CSN, maintains industrial operations dedicated to the galvanization and painting of flat steels. The company largely maintains operations in the civil construction sector. This transaction expanded the Company's portfolio of coated products and strengthens its competitive positioning on the European market.

(2)	Gramperfil, which was acquired by CSN Steel S.L., specializes in the manufacture of metal structural profiles and accessories used in the construction sector. This acquisition allows the Company to expand its operations in the market segment for structural solutions and offers greater proximity to end customers and an increase in operating margin.

(3)	Global Dot, which was indirectly acquired by CSN through its subsidiaries CSN Inova Ventures and CSN Inova Soluções S.A., provide complete fleet management services with a focus on improving internal logistics and improving processes used in making requests, scheduling, execution, measuring contracts and sizing fleets. This acquisition is in line with the Company's integration strategy, aiming at provided greater synergy, productivity and reducing costs through a single technological platform.

9

(In thousands of Reals, unless stated otherwise)

(ii)	Fair value of assets acquired and liabilities assumed

	Galvacolor	Gramperfil	Total
Fair value of acquired assets:
Current Assets
Cash and cash equivalents	4,914	13,261	18,175
Trade receivables	42,285	23,704	65,989
Inventories	193,943	23,621	217,564
Recoverable taxes	24,087	1,809	25,896
Other current assets	2,346	1,360	3,706
Non-current Assets
Deferred taxes	3,210		3,210
Other non-current assets	51	22	73
Property, plant and equipment	167,685	30,389	198,074
Intangíible assets	46	42	88
	438,567	94,208	532,775

Fair value of assumed liabilities:
Current Liabilities
Trade payables	115,669	7,017	122,686
Borrowings and financing		11,718	11,718
Taxes payable	26,947	2,143	29,090
Other payables	4,938	202	5,140
	147,554	21,080	168,634

Total of identifiable net assets at fair value	291,013	73,128	364,141

Due to the acquisition of Global Dot on December 5, 2025, the Company began the contracting process for the allocation of the purchase price (PPA) in 2026 in order to identify and measure the assets acquired and liabilities assumed at fair value. For preliminary disclosure purposes, the amount initially recognized as fair value for acquired assets is considered the book value of the acquiree's equity on the transaction base date. This amount totals R$ 11,728 and is subject to adjustments arising from the completion of the fair value measurement process, which may impact the final value of the goodwill recognized.

(iii)	Goodwill on acquisition of control

		Galvacolor	Gramperfil	Global Dot
Total acquisition price	A	291,013	73,128	50,891
Fair value of net assets	B	291,013	73,128	11,728
Goodwill (1)	= ( A - B )			39,163
(1)	Provisional goodwill recognized in acquisitions is mainly attributed to:

Expected operational and commercial synergies:

•	Gains in scale.
•	Logistics integration.
•	Specialized workforce.
•	Expansion of market presence.
•	Additionally, expected future profitability.

Goodwill arising from the transaction is expected to result in a tax benefit, i.e., to be deductible for tax purposes.

10

(In thousands of Reals, unless stated otherwise)

(iv) Other disclosures: revenue and results

	Galvacolor	Gramperfil	Global Dot*
Period (from - to) [a]	11/18/2025 to 12/31/2025	03/23/2025 to 12/31/2025	12/05/2025 to 12/31/2025	Total

Revenue	18,301	80,886		99,187
P&L	(4,543)	5,328		785

Period (from - to) [b]	01/01/2025 to 12/31/2025	01/01/2025 to 12/31/2025	01/01/2025 to 12/31/2025	Total

Revenue	315,216	113,179	26,349	454,744
P&L	(75,802)	6,299	9,838	(59,665)
(*)	Considering that the acquisition was completed on December 5, 2025, and there were no material transactions made in the last month of the year, there was no impact on the Company's financial statements.

(a)	impact on the Company's consolidated financial statements (“FSs") in 2025
(b)	impact on FSs if the acquisition date had occurred at the start of the 2025 fiscal year

c)	Measurement and Appraisal Reports related to Business Combinations

As of the date these financial statements were issued, the process of measuring and preparing the fair value appraisal reports for identifiable assets acquired and liabilities assumed — including separable intangible assets — are in progress with independent appraisers in accordance with the permitted 12-month measurement period. As a result, amounts recognized are provisional and may undergo non-significant retrospective adjustments upon Purchase Price Allocation (PPA) reports being completed.

Accounting policy

Business combinations (except those involving entities under common control) are accounted for by applying the acquisition method. The consideration transferred, as well as the identifiable assets acquired and liabilities assumed, are measured at fair value as of the acquisition date. The consideration transferred does not include amounts related to settlements for pre-existing relationships; these amounts are normally recognized in profit or loss for the year.

The Company considers itself to haves acquired a business whenever the series of activities and assets acquired includes inputs and a substantive process that, together, contribute significantly to the ability to generate products or services (outputs). The process is considered substantive whenever it is essential to the continuity of the production of outputs and the inputs acquired include an organized workforce that holds the skills, knowledge or experience necessary to execute the process in question, or whenever, the process contributes to the ability to maintain the generation of outputs in a relevant manner. Assumed financial assets and liabilities are valued as of the acquisition date for classification and measurement purposes while considering contractual terms, economic circumstances and other conditions existing on that date.

Costs directly attributable to the acquisition are recognized as an expense as they are incurred and are recorded as other operating expenses. Goodwill arising from the transaction is subject, at a minimum annually, to an impairment test, as well as whenever there are indications that its book value may not be recoverable.

Goodwill is initially measured at cost, which corresponds to excess in the aggregate amount for:

(i)	the consideration transferred, measured at fair value;

11

(In thousands of Reals, unless stated otherwise)
(ii)	the value of any non-controlling interests in the acquiree; and
(iii)	in business combinations implemented in stages, the fair value of the interest previously held by the acquirer on the acquisition date; on the fair value of identifiable net assets acquired (identifiable assets acquired net of liabilities assumed).

Whenever this aggregate amount is lower than the value of the identifiable net assets acquired, the difference is recognized immediately in profit or loss as a gain from an advantageous purchase.

Goodwill is subsequently measured at cost, less accumulated impairment losses. For impairment testing purposes, goodwill recognized in a business combination is allocated to the Company's Cash Generating Units (“CGUs”) that are expected to benefit from the synergies offered by the combination as of the acquisition date, regardless of whether other assets or liabilities held by the acquiree are attributed to these units.

In cases involving business combinations maintained between entities under common control — in which all entities or businesses involved are, before and after the operation, controlled by the same party or group of parties, and this control is not transitory — the Company applies the predecessor value method.

Under this method, financial statements now reflect the continuity of the acquired entity’s historical accounting records, including:

(a)the acquiree’s equity position and historical operating results in previous periods;

(b)Profit and loss at the Company and the acquired entity arising from corporate reorganization;

(c)Assets and liabilities recognized at historical book values (and at fair value, when applicable);

(d)the Company's earnings per share for all periods presented, adjusted when necessary.

Goodwill is not recognized, and the corresponding effects are not recorded in Shareholders' Equity as part of such transactions.

Critical Estimates

Business combinations are accounted for using the acquisition method, which requires the measurement of identifiable assets acquired and liabilities assumed at fair value on reports prepared by independent appraisers. This measurement involves the use of estimates and assumptions that require that significant judgments be made on the part of the Company, including those applied in the identification and valuation of intangible assets, such as brands and customer portfolios, the measurement of lease liabilities — including adjustments to reflect favorable contractual conditions in relation to those practiced on the market — and the recognition and measurement of contingent liabilities.

12

(In thousands of Reals, unless stated otherwise)

4.	CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Cash and banks
In Brazil	1,178,037	701,494	308,969	34,180
Abroad	5,626,095	13,318,603	61,089	868,839
	6,804,132	14,020,097	370,058	903,019

Financial investments
In Brazil	5,509,312	7,688,051	3,159,395	4,758,970
Abroad	2,107,578	1,602,049		4,629
	7,616,890	9,290,100	3,159,395	4,763,599
	14,421,022	23,310,197	3,529,453	5,666,618

The financial resources available in the country are primarily invested in private and public securities with income linked to the variation of Interbank Deposit Certificates (CDI) and repurchase and resale agreements backed by fixed income securities. The Company applies part of the resources through exclusive investment funds, whose financial statements were consolidated in the Company.

Overseas financial resources are held in dollars and euros and are invested in TD (Time Deposit) transactions at pre-fixed rates as well as in accounts subject to automatic remuneration and daily liquidity. Yields are pegged to FED Funds and the ECB’s deposit rate. Bank counterparties are considered to be first-rate by Management.

Accounting policy

Cash and cash equivalents include cash, bank deposits and other short-term investments of immediate liquidity that are redeemable within 90 days of the contracting date, readily convertible into a known cash amount, and presenting insignificant risk of change in market value.

5.	FINANCIAL INVESTMENTS

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Investments (1)	270,318	50,787	25,257	27,554	8,577	34,982
Usiminas shares (2)	372,397	860,591			372,397	860,591
Bonds (3)	-			142,423				142,423
	642,715	911,378	25,257	169,977	380,974	895,573		142,423

(1)	Financial investments are restricted and linked to a Bank Deposit Certificate (CDB) used to secure a bank-issued letter of guarantee with financial institutions and Government bonds (LFT - Financial Treasury Bills) managed by the Company’s exclusive funds. Subsidiary CSN Cimentos Brasil maintains investments with restricted availability as collateral for a liability, for which the redemption term is indefinite. The investment balance totaled R$ 3,649 on December 31, 2025 (R$ 8,497 on December 31, 2024). The subsidiaries Estanho de Rondônia S.A. and Elizabeth Cimentos S.A. hold investments linked to financing agreements that will mature in 2028 and 2030, respectively, in the amount of R$ 21,214 (R$ 19,057 on December 31, 2024). An investment in the amount of R$ 243,624 from CSN Steel S.L.U. linked to the acquisition of Galvacolor and for which the redemption term is for November 2026 is also recorded in the consolidated.
(2)	The Company sold part of Usiminas' shares at market value according to the quotation provided on the transaction date, with a portion received immediately and the remainder in installments (See note 9). The investment’s final equity after the transaction was 4.99%.

(3)	Bonds held with Banco Fibra maturing in February 2028 were settled in advance on December 22, 2025. (See note 24.b)

13

(In thousands of Reals, unless stated otherwise)

Accounting policy

Investments that are not classified as cash equivalents are measured at amortized cost and fair value through profit or loss. Investments that are subject to restrictions on redemption are held to maturity and recorded at amortized cost and classified under non-current assets whenever maturity exceeds a period of 12 months.

6.	RECEIVABLES

			Consolidated		Parent Company
	Ref.	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Trade receivables
Third parties
In Brazil		1,241,180	1,457,840	615,807	868,360
Abroad		1,304,707	1,563,075	9,829	47,258
		2,545,887	3,020,915	625,636	915,618
(-) Estimated losses with doubtful liquidation credits		(246,153)	(212,088)	(109,746)	(95,617)
		2,299,734	2,808,827	515,890	820,001
Related parties	24.b	97,299	92,171	1,186,355	735,140
		2,397,033	2,900,998	1,702,245	1,555,141

The composition of the gross balance of accounts receivables from third party customers is shown as follows:

		Consolidated		Parent Company
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Current	1,928,230	2,522,661	485,412	821,965
Past-due up to 30 days	322,295	180,249	9,253	257
Past-due up to 180 days	71,947	139,106	16,870	1,442
Past-due over 180 days	223,415	178,899	114,101	91,954
	2,545,887	3,020,915	625,636	915,618

The changes in the expected credit losses for receivables from the Company's customers are as follows:

		Consolidated		Parent Company
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Opening balance	(212,088)	(226,053)	(95,617)	(119,558)
(Loss)/Reversal estimated	(32,660)	3,964	(18,923)	18,627
Recovery of receivables	6,164	10,001	4,794	5,314
Acquisition of stakes in subsidiaries	(7,569)
Closing balance	(246,153)	(212,088)	(109,746)	(95,617)

The Company carries out credit assignment operations without co-obligation. After the assignment of the customer's trade bills/securities and receipt of the proceeds from the closing of each transaction, CSN settles the related receivables and fully discharges the credit risk of the transactions. Finance charges on the credit assignment operation performed during the year ended December 31, 2025, totaled R$ 86,969 (R$ 45,587 on December 31, 2024) in the consolidated and R$ 75,338 (R$ 34,425 on December 31, 2024) in the parent company. These charges were classified under profit or loss.

14

(In thousands of Reals, unless stated otherwise)

Accounting policy

Receivables are initially recognized at the transaction price, provided that they do not contain financing components, and subsequently measured at amortized cost. When applicable, they are adjusted to present value including the respective taxes and ancillary expenses, and customer credits in foreign currency are adjusted at the exchange rate on the date the financial statements are published.

The Company annually measures the instrument’s expected credit losses,under which it considers all possible loss events over its receivables’ useful lives using a loss rate matrix based on maturity range adopted by the Company, from the asset’s initial recognition. This model considers customers' history, default rate, financial situation and the position of legal advisors to estimate expected credit losses.

In the Mining sector, receivables are composed of the value of invoices issued (quantities, moisture indexes, and preliminary quality levels), which are valued based on "Platts" commodity prices as of the shipment date, as established in each customer's contract.

When applicable, the mark-to-market for outstanding balances is prepared based on the average quotations of the Iron Ore Business Exchange, which are adjusted each month up until the date negotiated for closing of the final price.

Final invoices, which finalize export operations and are generally issued after the receipt and analysis of the commodities (approval of quantities, moisture indices and metal contents contained by customers), are valued according to each contract.

The result of the necessary adjustments made, both for issuing final invoices and to prepare a mark to market report, is recognized as sales results when it occurs.

15

(In thousands of Reals, unless stated otherwise)

7.	INVENTORIES

		Consolidated		Parent Company
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Finished goods	3,565,541	4,250,175	1,932,948	2,623,991
Work in progress	4,515,197	3,976,448	2,035,686	1,888,560
Raw materials	2,804,157	2,845,578	1,502,000	1,902,306
Storeroom supplies	1,649,866	1,255,176	700,716	459,792
Advances to suppliers	99,325	23,463	60,045	1,432
(-) Provision for losses	(105,060)	(149,927)	(25,907)	(36,835)
	12,529,026	12,200,913	6,205,488	6,839,246

Classified:
Current	10,455,500	10,439,741	6,205,488	6,839,246
Non-current (1)	2,073,526	1,761,172
	12,529,026	12,200,913	6,205,488	6,839,246
(1)	Long-term inventories of iron ore that will be processed when implementing new processing plants, which will generate Pellet Feed as a final product. The start of operations is scheduled for the fourth quarter of 2028.

Changes in expected losses on inventories are as follows:

		Consolidated		Parent Company
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Opening balance	(149,927)	(121,871)	(36,835)	(24,304)
Reversal/(Provision for losses) on inventories with low turnover and obsolescence	44,867	(28,056)	10,928	(12,531)
Closing balance	(105,060)	(149,927)	(25,907)	(36,835)

Accounting policy

Inventories are recorded at the lower of cost and net realizable value. Cost is determined using the weighted average cost method in the acquisition of raw materials. The cost of finished products and work in progress comprises raw materials, labor, other direct and indirect costs (based on normal production capacity). The net realizable value is the estimated selling price in the normal course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Estimated losses in low turnover or obsolete inventories are constituted when considered necessary.

16

(In thousands of Reals, unless stated otherwise)

8.	RECOVERABLE TAXES

		Consolidated		Parent Company
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
ICMS (Brazilian State Value-Added Tax)	2,323,633	1,717,547	1,570,468	1,116,394
Brazilian federal taxes (1)	2,846,259	2,336,854	1,652,207	1,376,319
Other taxes	183,442	112,866	30,110	13,767
	5,353,334	4,167,267	3,252,785	2,506,480

Classified:
Current	1,376,434	1,367,316	511,925	668,137
Non-current	3,976,900	2,799,951	2,740,860	1,838,343
	5,353,334	4,167,267	3,252,785	2,506,480
(1)	The Brazilian federal tax balance mainly refers to PIS and COFINS, IRPJ and CSLL and IPI.

Accumulated tax credits generally derive from ICMS, PIS and COFINS credits on purchases of inputs and property, plant, and equipment used in production. These credits are generally realized through natural offsetting with debits for such taxes generated by sales operations and other taxed outputs.

The balance of recoverable taxes maintained over the short term is expected to be offset in the next 12 months. Based on budget analyses and projections approved by Management, there is no forecast for risks regarding the non-realization of such tax credits, provided that such budget projections materialize.

The increase in the ICMS balance for the period is mainly due to the increase in volume of credits generated by imports and the acquisition of third-party inputs and the growth of exports — which, although taxed at a rate of zero, increase the amount of ICMS credits to be recovered.

The increase in PIS and COFINS balances during the period mainly reflects the higher volume of import credits, the recognition of untimely credits from previous years and growth in exports, which increased the balance of credits to be recovered.

Accounting policy

Accumulated tax credits essentially derive from ICMS, PIS, and COFINS credits on purchases of inputs and property, plant and equipment used in production, more IRPJ and CSLL related to updating tax credits awaiting final legal resolution for compensation according to the Selic interest rate, which are classified under non-current assets. These credits are generally realized through natural offsetting with debits for such taxes generated by sales operations and other taxed outputs.

17

(In thousands of Reals, unless stated otherwise)

The balance of recoverable taxes maintained over the short term is expected to be offset in the next 12 months. Based on budget analyses and projections approved by Management, there is no forecast for risks regarding the non-realization of such tax credits, provided that such budget projections materialize.

9.	OTHER CURRENT AND NON-CURRENT ASSETS

					Consolidated				Parent Company
		Current		Non-current		Current		Non-current
	Ref.	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Judicial deposits	22			621,012	632,950			226,793	202,212
Derivative transactions	15.a	494	152,967
Dividends receivable	24.b	76,026	201,436			1,167,342	501,267
Prepaid expenses		493,924	327,403	14,732	9,770	259,173	208,557	13,093	6,093
Actuarial asset	24.b			53,328	47,708			41,138	37,059
Receivables from related parties	24.b	5,978	7,146	2,137,882	3,695,607	177,324	252,380	3,474,388	4,293,152
Loans with related parties		4,147	5,315	2,137,882	1,903,028	4,147	5,315	3,474,388	2,499,112
Other receivables from related parties		1,831	1,831		1,792,579	173,177	247,065		1,794,040
Other assets		461,503	167,111	1,024,408	846,335	263,926	50,291	1,001,099	821,765
Trading securities		2,598	2,947			2,408	2,814
Compulsory loans from Eletrobrás (1)				3,787	51,012			678	48,437
Employee debts		120,327	92,628			64,047	47,332
Receivables by indemnity (2)				779,827	790,914			779,827	773,241
Receivables - Usiminas Shares (3)		192,911		150,578	-	192,911		150,578
Advances to suppliers		2,820	2,242
Others		142,847	69,294	90,216	4,409	4,560	145	70,016	87
		1,037,925	856,063	3,851,362	5,232,370	1,867,765	1,012,495	4,756,511	5,360,281
(1)	During the period between December 2, 2025 and December 26, 2025, the Company carried out the sale of shares on the market, recognizing a gain in profit or loss in the amount of R$ 128. The remaining balance at the parent company substantially refers to shares received as bonus from Eletrobras (Axia), at a total book value of R$ 678. Balance refers to participations in Axia shares at the Company’s subsidiaries at the consolidated.

(2)	Non-current assets are composed of liquidated and certain credit arising from an final and unappealable ruling issues in the Company’s favor, mainly due to losses and damages resulting from a drop in voltage in the energy supply during periods between January/1991 and June/2002.

(3)	The Company sold part of Usiminas' shares at market value according to the quotation provided as of the transaction date, for which a portion was received immediately and the remaining amount in installments. The investment’s final equity after the transaction was 4.99%. This balance is presented net of the adjusted present value (AVP).

10.	BASIS OF CONSOLIDATION AND INVESTMENTS

Accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the years ended December 31, 2025, and 2024 include the following direct and indirect subsidiaries and joint ventures and affiliates, in addition to exclusive funds, as shown below:

18

(In thousands of Reals, unless stated otherwise)

	Equity interests (%)
Companies	12/31/2025	12/31/2024	Core business
Direct interest in subsidiaries
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Inova Ventures	100.00	100.00	Equity interests and financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios Nacional S.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.89	99.89	Manufacture of containers and distribution of steel products
CSN Mineração S.A.	69.01	69.01	Mining
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	92.71	92.71	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
CSN Inova Ltd.	100.00	100.00	Advisory and implementation of new development project
CBSI - Companhia Brasileira de Serviços de Infraestrutura	99.99	99.99	Equity interests and product sales and iron ore
CSN Cimentos Brasil S.A.	99.99	99.99	Cement manufacturing
Berkeley Participações e Empreendimentos S.A.	100.00	100.00	Electric power generation and equity interests
CSN Inova Soluções S.A.	99.99	99.99	Equity interests
CSN Participações I S.A	99.90	99.90	Equity interests
CSN Participações III S.A	99.90	99.90	Equity interests
CSN Participações IV S.A	99.90	99.90	Equity interests
CSN Participações V S.A	99.90	99.90	Equity interests
CSN Incorporação e Participações Ltda.	99.99	99.99	Equity interests
Estrela Comércio e Participações S.A. (5)	70.00		Equity interests

Indirect interest in subsidiaries
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.	100.00	100.00	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas	99.89	99.89	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas - MMSA	99.88	99.88	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.88	99.88	Production and sale of cans and related activities
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L.U.	69.01	69.01	Financial transactions, product sales and Equity interests
CSN Mining GmbH	69.01	69.01	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited	69.01	69.01	Commercial representation
Lusosider Ibérica S.A.	100.00	100.00	Steel, commercial and industrial activities and equity interests
Companhia Siderúrgica Nacional, LLC	100.00	100.00	Import and distribution/resale of products
Elizabeth Cimentos S.A.	99.99	99.99	Cement manufacturing
Santa Ana Energética S.A.	99.99	99.99	Electric power generation
Topázio Energética S.A.	99.99	99.99	Electric power generation
Brasil Central Energia Ltda.	99.99	99.99	Electric power generation
Circula Mais Serviços de Intermediação Comercial S.A.	99.90	99.90	Commercial intermediation for the purchase and sale of assets and materials in general
Metalgráfica Iguaçu S.A	99.89	99.89	Metal packaging manufacturing
Companhia Energética Chapecó	69.01	69.01	Electric power generation
Companhia Estadual de Geração de Energia Elétrica - CEEE-G	100.00	100.00	Electric power generation
Ventos de Vera Cruz S.A.	99.99	99.99	Electric power generation
Ventos de Curupira S.A	99.99	99.99	Electric power generation
Ventos de Povo Novo S.A.	99.99	99.99	Electric power generation
MAZET Maschinenbau und Zerspanungstechnik Unterwellwnborn GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN ITC Solutions AG (1)	55.21		Financial transactions, product sales and Equity interests
CSN Mining International GmbH	69.01	69.01	Commercial and representation of products
Gramperfil S.A. (2)	90.00		Manufacturing and sale of metal profile
CSN International Steel GmbH	100.00	100.00	Commercial and representation of products
Tora Transportes Ltda (5)	70.00		Road transport
Tora Locações S.A. (5)	70.00		Road transport and automobile rental
FJX Transportes S.A. (5)	42.00		Road transport and logistic
N. Minas Transportes e Locações Ltda. (5)	70.00		Road transport and logistic
Saratoga Transportes Ltda (5)	70.00		Road transport
Lokamig Rent a Car S.A.(5)	70.00		Automobile rental
Seminovos Lokamig Ltda. (5)	70.00		Automobile rental
Tora Logística Armazéns e Terminais Multimodais S.A. (5)	70.00		Logistics
Tora Recintos Alfandegários S.A. (5)	70.00		General storage operations and road transport
Tora Seminovos Comércio de Veículos Ltda. (5)	70.00		Commercial and automobile rental
CSN Captive Insurance Company, LLC (6)	100.00		Captive Insurance Company
Global Dot Com S.A (9)	80.00		Information service provision
Galvacolor Jerez S.L.U. (8)	100.00		Transformation and commercialization of steel products

19

(In thousands of Reals, unless stated otherwise)
Direct interest in joint operations
Itá Energética S.A.	48.75	48.75	Electric power generation
Direct interest in joint ventures: equity method
MRS Logística S.A.	7.59	18.75	Railroad transportation
Aceros Del Orinoco S.A. (*)	31.82	31.82	Dormant company
Transnordestina Logística S.A. (7)	33.89	48.03	Railroad logistics
Equibras S.A(11)	50.00	50.00	Rental of commercial and industrial machinery and equipment

Indirect interest in joint ventures: equity method
MRS Logística S.A. (10)	20.64	12.93	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests
Panatlântica S.A.	29.92	29.92	Steel

Indirect interest in affiliates: equity method
Jaguari Energética S.A.	10.50	10.50	Electric power generation
Chapecoense Geração S.A.	9.00	9.00	Electric power generation
Companhia Energética Rio das Antas - Ceran	30.00	30.00	Electric power generation
Foz Chapecó Energia S.A.	9.00	9.00	Electric power generation

Exclusive Funds
Diplic II - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

Consortiuns
Consórcio Itaúba (3)	99.99	100.00	Electric power generation
Consórcio Passo Real (4)	96.55	100.00	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power generation
Consórcio Dona Francisca	15.00	15.00	Electric power generation
(*)	Dormant companies.

(1)	On March 5, 2025, CSN ITC Solutions AG ("CSN ITC”), a company in which the Company holds an indirect participation of 55.2% through its indirect subsidiary CSN Mining International GmbH, which in turns holds an 80% stake in CSN ITC, was incorporated. CSN ITC is located in Switzerland and was constituted as a corporation. CSN ITC's activities consist of the sale, distribution, and processing of iron ore and related products in key strategic expansion markets, with the objective of adding value to these products. It has been exploring and seeking out business opportunities in Switzerland and/or other countries;

(2)	On March 23, 2025, Gramperfil S.A. (“Gramperfil”) was acquired through means of the Company’s direct subsidiary CSN Steel S.L. for a total amount of EUR 11.8 million. Gramperfil, which is located in Portugal, was constituted as a corporation, and produces, commercializes and processes metal profiles and accessories, in addition to importing and exporting such products for use in metallic structures and civil construction.

(3)	On March 21, 2025, the 1st Amendment to the Consórcio Itaúba consortium’s incorporation agreement was signed, through which the equity interest of the consortium members was redistributed. As a result of the amendment, CSN and CSN Cimentos Brasil S.A. now hold a 39.03% and 60.97% participation in the Consortium, respectively.

(4)	On March 21, 2025, the 1st Amendment to the Passo Real consortium’s incorporation agreement was signed, through which there was a change in the equity interest of the consortium members. CSN's stake in the company increased from 46.97% to 56.40%; Elizabeth Cimentos S.A.’s stake increased from 28.18% to 24.14%. CSN Mineração S.A. came to hold 11.09% of Passo Real’s shares, and Minérios Nacional S.A. maintained its stake at 1.56%. Additionally, the following new consortium members joined the company: Companhia Metalúrgica Prada, with 3.36% of shares, Metalgráfica Iguaçu S.A., with 0.34% of shares, and Estanho de Rondônia S.A., with a 3.11% stake.

(5)	On April 1, 2025, CSN acquired shares representing 70% of Estrela Comércio e Participações S.A.’s ("Estrela”) share capital for a total amount of R$ 752,494 million. Estrela is a holding company that maintains participations in the following companies: Tora Transportes Ltda., Tora Locações S.A., FJX Transportes S.A., N. Minas Transportes e Locações Ltda., Saratoga Transportes Ltda., Lokamig Rent a Car S.A., Seminovos Lokamig Ltda., Tora Logística Armazéns e Terminais Multimodais S.A., Tora Recintos Alfandegários S.A. and Tora Seminovos Comércio de Veículos Ltda. (“Grupo Estrela”), which subsequently became part of the series of companies indirectly controlled by CSN. Grupo Estrela, which is mainly located in Minas Gerais, maintains operations in the field of road transport.

(6)	CSN Captive Insurance Company, LLC (“CSN Captive”) was incorporated on July 8, 2025, and its capital was paid in in full by the Company on August 29, 2025. CSN Captive, which is located in the United States, was incorporated as a limited liability company and its corporate purpose is to operate in the insurance market, providing insurance coverage to companies in which the Company holds an participation, as well as to third parties.

20

(In thousands of Reals, unless stated otherwise)

(7)	On October 17, 2025, an increase in Transnordestina Logística S.A.’s share capital ("TLSA”) through the issuance of new shares and partial capitalization of credits arising from AFACs held by CSN against TLSA. This increase resulted in the payment of the amount of R$ 1,792,580 being provided, after which CSN came to hold 33.89% of TLSA's share capital.

(8)	On November 18, 2025, the Company acquired Galvacolor Jerez, S.L.U. (“Galvacolor”), through its subsidiary CSN Steel S.L.U., for the amount of EUR 47 million. Located in Spain, Galvacolor is incorporated as a single-member limited liability company, and its corporate purpose involves the production of steel profiles and activities involved in the processing and sale of steel and smelting products.

(9)	On December 5, 2025, the Company acquired control of Global Dot Com S.A. (“Global Dot”) and came to indirectly hold 80% of the company’s share capital stock through the subsidiaries CSN Inova Ventures (2.51%) and CSN Inova Soluções S.A. (77.49%). The acquisition was carried out through the conversion of a loan into shares, as well as the purchase of an additional interest totaling R$ 50.89 million. The Company previously held an investment in Global Dot, which was controlled at fair value. Located in the municipality of Barueri, in the State of São Paulo, Global Dot was constituted as a corporation and aims to provide fleet management services via integrated software.

(10)	On December 18, 2025, the Agreement for the Purchase and Sale of Shares and Other Covenants was entered into by and between CSN Mineração and CSN, through which CSN Mineração acquired 974,851 common shares, 2,673,312 class A preferred shares and 27,333,064 class B preferred shares issued by MRS, representing 9.17% of MRS’s share capital, which were previously owned by CSN. In addition, on December 31, 2025, the Company completed the additional sale of 6,759,540 class B preferred shares issued by MRS to CMIN. Within this context, CSN became the direct holder of 25,636,431 common shares, representing 13.69% of the share capital entitling the respective holder to a right to vote and 7.59% of MRS’s share capital.

(11)	Equimac S.A. changed its trade name during 4Q25 to "Equibras S.A.", and there were no changes in the Company's participation in this company.

10.a) Changes in investments in controlled companies, jointly controlled companies, joint operations, associates, and other investments

The positions presented as at December 31, 2025 and 2024 refer to the participation held by CSN in the following companies:

								Consolidated
Companies	Final balance on 12/31/2024	Capital increase and (Decrease)/acquisition of shares	Write-offs	Transfers	Dividends	Equity Income	Comprehensive income	Final balance on 12/31/2025

Investments under the equity method
Joint-venture, Joint-operation and Affiliate
MRS Logistica	2,799,168					583,027	(102)	3,382,093
Fair Value MRS	480,622							480,622
Fair Value MRS amortization	(105,719)					(11,745)		(117,464)
Transnordestina Logística S.A. (1)	1,137,345	1,792,580				(18,129)	4,686	2,916,482
Fair Value -Transnordestina	659,106							659,106
Arvedi Metalfer do Brasil S.A.	35,257					(656)		34,601
Panatlântica S.A.	225,764				(19,477)	13,268		219,555
Equibras S.A. (2)	31,733				(2,187)	9,508		39,054
Indirect interest in affiliates - CEEE-G	146,753				(44,846)	42,343		144,250
Fair Value indirect participation CEEE-G	319,709							319,709
Fair Value amortization indirect participation CEEE-G	(42,523)					(18,418)		(60,941)
Global Dot (3)		1,685		10,043				11,728
	5,687,215	1,792,580		10,043	(66,510)	599,198	4,584	8,028,795
Other participations
Others (4)	58,796	(9)	(5,038)	(10,043)				43,706
	58,796	(9)	(5,038)	(10,043)				43,706

Total shareholdings	5,746,011	1,794,256	(5,038)		(66,510)	599,198	4,584	8,072,501

Classification of investments in the balance sheet
Equity interests	5,746,011							8,072,501
Investment Property	202,040							219,525
Total investments in the asset	5,948,051							8,292,026
(1)	Paying in of AFACs by CSN on October 17, 2025.

(2)	Equimac S.A. changed its trade name during 4Q25 to "Equibras S.A.", and there were no changes in the Company's participation in this company.

(3)	On December 5, 2025, the Company acquired control of Global Dot Com S.A. (“Global Dot”) and came to indirectly hold 80% of the company’s share capital stock through the subsidiaries CSN Inova Ventures (2.51%) and CSN Inova Soluções S.A. (77.49%). The acquisition was carried out through the conversion of a loan into shares, as well as the purchase of an additional interest totaling R$ 49.9 million. The Company previously held an investment in Global Dot, which was controlled at fair value. Located in the municipality of Barueri, in the State of São Paulo, Global Dot was constituted as a corporation and aims to provide information services, particularly fleet management services via integrated software.

(4)	These strategic investments were made in startups by the subsidiary CSN Inova Ventures, either through the execution of a convertible loan with Alinea Health Holdings Ltda., or through an participation in the following companies: I Systems Automação Industrial S.A., H2Pro Ltda., 1S1 Energy Inc., Traive Inc. and Oico Holdings Limited.

21

(In thousands of Reals, unless stated otherwise)

								Consolidated
Companies	Ref.	Final balance on 12/31/2023	Capital increase	Dividends	Equity Income	Comprehensive income	Others	Final balance on 12/31/2024

Investments under the equity method
Joint-venture, Joint-operation and Affiliate
MRS Logistica		2,381,607		(126,163)	529,211		14,513	2,799,168
Fair Value MRS		480,622						480,622
Fair Value MRS amortization		(93,971)			(11,748)			(105,719)
Transnordestina Logística S.A.		1,160,944			(23,599)			1,137,345
Fair Value -Transnordestina		659,106						659,106
Arvedi Metalfer do Brasil S.A.		35,488			(231)			35,257
Panatlântica S.A.			150,000	(46,075)	19,233	23,871	78,737	225,766
Equimac S.A		23,793		(1,342)	9,282			31,733
Indirect interest in affiliates - CEEE-G		165,891		(31,610)	44,049		(31,577)	146,753
Fair Value indirect participation CEEE-G		319,709						319,709
Fair Value amortization indirect participation CEEE-G		(23,896)			(18,627)			(42,523)
		5,109,293	150,000	(205,190)	547,570	23,871	61,673	5,687,217

Fair value investments through profit or loss (1)	14	78,737					(78,737)
Others (2)		49,149	5,494				4,151	58,794
		127,886	5,494				(74,586)	58,794

Total shareholdings		5,237,179	155,494	(205,190)	547,570	23,871	(12,913)	5,746,011

Classification of investments in the balance sheet
Equity interests		5,237,177						5,746,011
Investment Property		205,954						202,040
Total investments in the asset		5,443,131						5,948,051
(1)	Changes in the balance refer to a change in the valuation method used by the investee Panatlântica S.A. due to the above-mentioned share acquisitions. As mentioned, the company, which was previously valued at fair value through profit or loss, is now being valued using the equity method.

(2)	These strategic investments were made in startups by the subsidiary CSN Inova Ventures, either through the execution of a convertible loan with Alinea Health Holdings Ltda., or through an participation in the following companies: I Systems Automação Industrial S.A., H2Pro Ltda., 1S1 Energy Inc., Traive Inc., Oico Holdings Limited and Global Dot Com S.A.

The reconciliation of equity income at jointly controlled entities classified as joint ventures and affiliates and the amount presented in the income statement is presented below, as well as profit and loss stemming from the elimination of CSN’s transactions with these companies:

		Consolidated
	12/31/2025	12/31/2024

Equity in results of affiliated companies
MRS Logística S.A.	583,027	529,211
Transnordestina Logística S.A.	(18,129)	(23,599)
Arvedi Metalfer do Brasil S.A.	(656)	(231)
Equibras S.A.	9,508	9,282
Indirect interest in affiliates - CEEE-G	42,343	44,049
Panatlântica S.A.	13,268	19,233
Fair Value Amortization	(30,163)	(30,375)
	599,198	547,570
Reclassification IAS 28 (1)	(80,471)	(99,279)
Others	17	(243)
Equity in results	518,744	448,048
(1)	The operating margin of intercompany operations carried out with group companies classified as joint ventures but which are not consolidated, are reclassified under the Investment group’s Income Statement for groups of costs and income tax and social security contributions.

Changes in the Parent Company's investment are shown below:

22

(In thousands of Reals, unless stated otherwise)
							Parent Company
Companies	Final balance on 12/31/2024	Capital increase and (Decrease)/acquisition of shares	Sales of shares	Dividends	Equity Income	Comprehensive income	Final balance on 12/31/2025

Investments under the equity method
Subsidiaries
CSN Steel S.L.U.	4,618,406				(49,420)	19,956	4,588,942
Sepetiba Tecon S.A.	302,152				(9,063)		293,089
Minérios Nacional S.A.	90,578	113,754			(137,009)		67,323
Fair Value - Minérios Nacional	2,122,071						2,122,071
Companhia Metalúrgica Prada (6)	181,686				(181,686)
Goodwill - Companhia Metalúrgica Prada	63,509						63,509
CSN Mineração S.A. (1)	7,086,794			(2,366,259)	1,138,430	373,539	6,232,504
Lucros não realizado CSN Mineração S.A. (1)					(2,351,078)		(2,351,078)
CSN Energia S.A.	20,142				6,098		26,240
FTL - Ferrovia Transnordestina Logística S.A.	100,314				(41,555)		58,759
Companhia Florestal do Brasil	1,246,403	2,700			(28,920)	427	1,220,610
CBSI - Companhia Brasileira de Serviços de Infraestrutura	84,226			(21,345)	90,730		153,611
Goodwill - CBSI - Companhia Brasileira de Serviços de Infraestrutura	15,225						15,225
CSN Cimentos Brasil S.A.	6,612,579			(21,441)	132,829	(2,556)	6,721,411
Estrela Comércio e Participações S.A (2)		155,691			(16,914)		138,777
Ágio - Estrela Comércio e Participações S.A (2)		596,802					596,802
NORDESTE LOGÍSTICA S.A		8,072			(2,909)		5,163
CSN Captive Insurance Company LLC (3)		4,550			16	65	4,631
Others	313	31,483			(74)		31,722
	22,544,398	913,052	-	(2,409,045)	(1,450,525)	391,431	19,989,311
Joint-venture, Joint-operation and Affiliate
Itá Energética S.A.	177,351			(8,332)	9,818		178,837
MRS Logística S.A. (1)	1,400,002		(998,922)		283,182	(17)	684,245
Transnordestina Logística S.A. (4)	1,137,345	1,792,580			(18,129)	4,686	2,916,482
Fair Value -Transnordestina	659,106						659,106
Equibras S.A. (5)	31,733			(2,187)	9,508		39,054
Panatlântica S.A.	225,764			(19,477)	13,268		219,555
Arvedi Metalfer do Brasil S.A.	35,257				(656)		34,601
	3,666,558	1,792,580	(998,922)	(29,996)	296,991	4,669	4,731,880
Other participations
Profits on subsidiaries' inventories	(53,731)				32,898		(20,833)
Other investments	39						39
	(53,692)				32,898		(20,794)

Total shareholdings	26,157,264	2,705,632	(998,922)	(2,439,041)	(1,120,636)	396,100	24,700,397

Subsidiaries with unsecured liabilities
CSN Islands VII Corp.	(3,255,338)				244,960		(3,010,378)
CSN Inova Ventures	(3,348,913)				(119,331)		(3,468,244)
CSN Islands XII Corp.	(4,803,727)				(21,442)		(4,825,169)
Estanho de Rondônia S.A.	(47,190)	64,500			(80,992)		(63,682)
Companhia Metalúrgica Prada PPI (6)					(65,095)		(65,095)
Others	(3,645)	3,032			(13,350)		(13,963)
Total subsidiaries with unsecured liabilities	(11,458,813)	67,532			(55,250)		(11,446,531)

Equity Income					(1,175,886)

Classification of investments in the balance sheet
Equity interests	26,157,265						24,700,397
Investment Property	135,557						154,801
Total active investments	26,292,822						24,855,198
Provision for Investments with Unsecured Liabilities (liabilities)	(11,458,813)						(11,446,531)
Total active and passive investments	14,834,009						13,408,667

23

(In thousands of Reals, unless stated otherwise)

(1)	In December 2025, CSN sold 59.5% of its equity interest in MRS to its subsidiary CSN Mineração and now holds a 7.59% stake in MRS. As of the same date, its subsidiary CMIN came to hold a 29.91% participation in MRS. This transaction was carried out for the total price of R$ 3,350,000 previously received by CSN, and the book value of MRS's investment was written off in the amount of (R$998,922) and a gain of R$ 2,351,078 subsequently recorded under other operating revenues note 29. As required by CPC 18 and ICPC 09, operations executed under common control, this amount was neutralized in the Parent Company through unrealized profit at CSN Mineração. This sale did not represent a realized gain or loss for the CSN Group. Effective economic realization of the investment will only take place once the sale is made outside CSN’s economic group.

(2)	Transaction related to the acquisition of a stake in Grupo Estrela, entered into on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of the acquisition date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report. (See note 3)

(3)	On August 29, 2025, the Company paid in capital in its subsidiary CSN Captive Insurance Company LLC. CSN Captive, which is located in the United States, was incorporated as a limited liability company and its corporate purpose is to operate in the insurance market, providing insurance coverage to companies in which the Company holds an participation, as well as to third parties.

(4)	Paying in of AFACs by CSN on October 17, 2025.

(5)	Equimac S.A. changed its trade name during 4Q25 to "Equibras S.A.", and there were no changes to the Company's participation in this company.

(6)	On December 31, 2025, the subsidiary Prada was transferred to the group of Subsidiaries with unsecured liabilities.
								Parent Company
Companies	Final balance on 12/31/2023	Capital increase	Sales of shares	Dividends	Equity Income	Comprehensive income	Others	Final balance on 12/31/2024

Investments under the equity method
Subsidiaries
CSN Steel S.L.U.	4,688,943			(871,053)	121,267	679,249		4,618,406
Sepetiba Tecon S.A.	372,251			(80,184)	10,085			302,152
Minérios Nacional S.A.	143,737			(14,881)	(38,278)			90,578
Fair Value - Minérios Nacional	2,122,071							2,122,071
Companhia Metalúrgica Prada	321,641				(139,955)			181,686
Goodwill - Companhia Metalúrgica Prada	63,509							63,509
CSN Mineração S.A.	8,532,643		(1,013,604)	(3,377,822)	3,470,914	(525,337)		7,086,794
CSN Energia S.A.	24,445	10,000			(14,303)			20,142
FTL - Ferrovia Transnordestina Logística S.A.	131,031				(30,717)			100,314
Companhia Florestal do Brasil	1,331,941				(94,115)	8,577		1,246,403
CBSI - Companhia Brasileira de Serviços de Infraestrutura	37,951			(15,425)	61,700			84,226
Goodwill - CBSI - Companhia Brasileira de Serviços de Infraestrutura	15,225							15,225
CSN Cimentos Brasil S.A.	6,555,144				54,671	2,764		6,612,579
Others	370			(15)	(1,080)		1,038	313
	24,340,902	10,000	(1,013,604)	(4,359,380)	3,400,189	165,253	1,038	22,544,398
Joint-venture, Joint-operation and Affiliate
Itá Energética S.A.	193,122			(18,835)	3,064			177,351
MRS Logística S.A.	1,191,104			(63,104)	264,486		7,516	1,400,002
Transnordestina Logística S.A.	1,160,944				(23,599)			1,137,345
Fair Value -Transnordestina	659,106							659,106
Equimac S.A	23,793			(1,342)	9,282			31,733
Panatlântica S.A.		150,000		(46,075)	19,233	23,871	78,735	225,764
Arvedi Metalfer do Brasil S.A.	35,488				(231)			35,257
	3,263,557	150,000		(129,356)	272,235	23,871	86,251	3,666,558
Other participations
Investments at fair value through profit or loss	78,737						(78,737)
Profits on subsidiaries' inventories	(20,109)				(33,622)			(53,731)
Other investments	29				11			40
	58,657				(33,611)		(78,737)	(53,691)

Total shareholdings	27,663,116	160,000	(1,013,604)	(4,488,736)	3,638,813	189,124	8,552	26,157,265

Subsidiaries with unsecured liabilities
CSN Islands VII Corp.	(2,516,395)				(738,943)			(3,255,338)
CSN Inova Ventures	(2,107,852)				(1,241,061)			(3,348,913)
CSN Islands XII Corp.	(3,286,160)				(1,517,567)			(4,803,727)
Estanho de Rondônia S.A.	(114,779)	124,500			(56,911)			(47,190)
Others					(2,610)		(1,035)	(3,645)
Total subsidiaries with unsecured liabilities	(8,025,186)	124,500			(3,557,092)		(1,035)	(11,458,813)

Equity Income					81,721

Classification of investments in the balance sheet
Equity interests	27,663,116							26,157,265
Investment Property	137,761							135,557
Total active investments	27,800,877							26,292,822
Provision for Investments with Unsecured Liabilities (liabilities)	(8,025,186)							(11,458,813)
Total active and passive investments	19,775,691							14,834,009

24

(In thousands of Reals, unless stated otherwise)
10.b)	Additional information on direct and indirect subsidiaries

•      ELIZABETH CIMENTOS S.A. (“Elizabeth Cimentos”)

On August 31, 2021, the acquisition of control of Elizabeth Cimentos and Elizabeth Mineração was completed through the Group’s subsidiary CSN Cimentos.

Elizabeth Cimentos, which is located in Paraíba, was constituted as a corporation, and maintains operations in the manufacture and sale of portland cement and clinker. Its products are sold in the states comprising Brazil’s North and Northeast regions.

Elizabeth Mineração merged with CSN Cimentos on April 29, 2022.

•      SEPETIBA TECON S.A. (“Tecon”)

Tecon objectives involve use of the Container Terminal of the Organized Port of Itaguaí, located in Itaguaí, in the state of Rio de Janeiro. The terminal is connected to UPV via the Southeast railway network, which was conceded to MRS Logística S.A. Services include container, steel product, and general cargo handling and storage operations, among other services such as container washing, maintenance, and sanitization.

TECON was the winner of the bidding process and on October 23, 1998 signed the lease for operation of the port terminal for a period of 25 years, starting in 2001, which can be extended if approved by the government.

Upon termination of the lease contract, all rights and benefits transferred to Tecon, along with Tecon's property assets and those resulting from investments made in leased assets, will be returned to the Union. These assets were declared reversible by the Union due to their being necessary for the continuity of the leased terminal's operation. Assets declared as reversible will be compensated by the Union for the residual value of their cost, determined under Tecon's accounting records after deducting depreciation.

•      ESTANHO DE RONDÔNIA S.A. (“ERSA”)

Headquartered in the state of Rondônia, this subsidiary operates at two units, one located in the city of Itapuã do Oeste/RO and the other in Ariquemes/RO. ERSA’s mining operation is based in Itapuã do Oeste, where cassiterite (tin ore) is extracted, and smelting is carried out in Ariquemes, where metallic tin, the raw material used in UPV as part of the manufacture of metal sheets, is obtained.

•      COMPANHIA METALÚRGICA PRADA (“Prada”)

Prada operates in two sectors: steel metal packaging and flat steel processing and distribution.

Packaging

Within the steel metal packaging sector, Prada produces the best and safest products used in cans, buckets and aerosols. The company offers services in the chemical and food sectors, providing packaging and lithography services for the main market companies.

Distribution

Prada also maintains operations in the processing and distribution of flat steels and offers a diversified product line. The company offers coils, rolls, sheets, strips, blanks, metal sheets, profiles, tubes and tiles, among other products, used in a wide range of industries - from automotive to civil construction. It is also specialized in providing steel processing services, meeting demand from companies throughout the country.

25

(In thousands of Reals, unless stated otherwise)

•      METALGRÁFICA IGUAÇU S.A. (“Metalgráfica”)

Founded in 1951, Metalgráfica maintains facilities in Ponta Grossa (PR) and Goiânia (GO) and produces steel cans destined for the national market for metal food packaging. Its operation is a strategic asset for CSN's packaging division. The technology used by Metalgráfica is more modern than that used by Prada, which helped improved the Group’s competitiveness and strengthening the national supply chain, especially in relation to substitute packaging.

•      CSN ENERGIA S.A. (“Energia”)

Energia’s main objective is the commercialization of electric energy to supply the operational needs of its Parent Company and its respective subsidiaries. If there is a surplus of purchased energy, it is sold to the market through the Electric Energy Trading Chamber (“CCEE”). The company’s registered office is located in Volta Redonda - Rio de Janeiro.

•      FTL - FERROVIA TRANSNORDESTINA LOGÍSTICA S.A. (“FTL”)

Company created to incorporate the spun-off portion of Transnordestina Logística S.A. It operates public rail freight transport services in Brazil's northeastern network, along sections located between the cities of São Luís and Altos, Altos and Fortaleza, Fortaleza and Sousa, Sousa and Recife/Jorge Lins, Recife/Jorge Lins and Salgueiro, Jorge Lins and Propriá, Paula Cavalcante and Cabedelo (Cabedelo Branch) and Itabaiana and Macau (Macau Line) ("Network I").

•      CSN MINERAÇÃO S.A. (“CSN Mineração”)

Based in Congonhas, in the state of Minas Gerais, CSN Mineração S.A.'s main objective is the production, purchase and sale of iron ore, and it primarily focuses on foreign market with regards to the sale of its products. As of November 30, 2015, CSN Mineração S.A. started to centralize CSN's main iron ore mining operations, including establishments at the Casa de Pedra mine, TECAR port and its 29.90% stake in MRS. CSN's participation in this subsidiary totaled 69.01% as of December 31, 2025 and 2024.

On November 21, 2023, CSN Mining International GmbH, a wholly-owned subsidiary of CSN Mining Holding S.L.U., was created, which, in turn, is a wholly-owned subsidiary of CSN Mineração. This entity is located in Zug, in the Canton of Zug, Switzerland, and its corporate purpose involves the sale of raw materials of any kind and other goods in its own name and on behalf of third parties, both in Switzerland and abroad. CSN Mining International is able to perform or intermediate services directly or indirectly related to this objective or in which it is involved.

• MINÉRIOS NACIONAL S.A. (“Minérios Nacional”)

Based in Congonhas, in the state of Minas Gerais, Minérios Nacional's main objective is the production and sale of iron ore. The subsidiary concentrates mineral rights assets related to the Fernandinho, Cayman and Pedras Pretas mines, all of which are located in Minas Gerais and were transferred to Minérios Nacional S.A. as part of the business combination operation that occurred in 2015.

26

(In thousands of Reals, unless stated otherwise)

•      CBSI - COMPANHIA BRASILEIRA DE SERVIÇOS DE INFRAESTRUTURA (“CBSI”)

Based in São Paulo - SP, CBSI's main objective is to provide services to subsidiaries, affiliates, its parent company, and other third-party companies. The company performs activities related to recovery and maintenance of industrial machines and equipment, civil maintenance, industrial cleaning, product logistics preparation, among others.

•      COMPANHIA FLORESTAL DO BRASIL (“CFB”)

Companhia Florestal do Brasil, a legal entity governed by private law, was incorporated on May 24, 2013. It is organized as a privately-held corporation and the company's registered office is located in São Paulo.

• STAHLWERK THÜRINGEN GMBH (“SWT”)

SWT was established from the former Maxhütte industrial steel complex, in the city of Unterwellenborn, located in Germany. SWT produces steel profiles used for civil construction according to international quality standards. The main raw material used by SWT steel scrap, and its installed production capacity is 1.1 million tons of steel/year. SWT is an indirect subsidiary of CSN Steel S.L.U., a wholly-owned subsidiary of CSN.

• COMPANHIA SIDERURGICA NACIONAL – LLC (“CSN LLC”)

Companhia Siderúrgica Nacional, LLC, a wholly-owned subsidiary of CSN Steel S.L.U. which, in turn, is a wholly-owned subsidiary of CSN, is an importer and vendor of steel products and maintains its activities in the United States.

• LUSOSIDER AÇOS PLANOS, S.A. (“Lusosider”)

Incorporated in 1996, in continuity with Siderurgia Nacional – a company privatized by the Portuguese government that year –, Lusosider is the only Portuguese plant active in the steel sector that produces cold-rolled flat steels with anticorrosion coating. The Lusosider has an installed capacity of approximately 550 thousand tons/year and produces four major groups of steel products: galvanized, cold rolled sheet, pickled and oiled sheets. The products manufactured by Lusosider can be applied in the packaging industry, civil construction (tubes and metallic structures) and in household appliance components.

•      COMPANHIA ESTADUAL DE GERAÇÃO DE ENERGIA ELÉTRICA – CEEE-G.

On October 21, 2022, Companhia Florestal Brasileira (“CFB”) acquired a 66.23% stake in CEEE-G, which previously belonged to the State of Rio Grande do Sul. On December 15, 2022, CFB also subsequently acquired a 32.73% stake in CEEE-G, which was previously part of Centrais Elétricas Brasileiras S.A. – Eletrobras. In November 2023, CEEE-G held an auction for a Public Offer for the Acquisition of Shares ("OPA") to acquire up to 100% of the shares subject to the offer. During the auction, the Company acquired 1,271 common shares and 338 preferred shares, representing 0.017% of its total share capital. The success of the OPA culminated in the conversion of CEEE-G’s registration from a "Category A" to "Category B” company, which was approved by the CVM on January 25, 2024. On February 21, 2024, the company’s held its AGM, which resolved on the compulsory redemption and subsequent cancellation of 98,375 (ninety-eight thousand, three hundred and seventy-five) shares, of which 41,896 (forty-one thousand, eight hundred and ninety-six) and 56,479 (fifty-six thousand, four hundred and seventy-nine) were common and preferred shares issued by CEEE-G, respective, without making changes to the value of its share capital. As a result, as of this date, CFB came to hold 100% of the shares issued by CEEE-G.

Based in Porto Alegre, Rio Grande do Sul State, CEEE-G's main purpose is to conduct studies and implement projects and build and operate electric power plants, as well as to execute business activities resulting from these activities, such as electric energy commercialization. CEEE-G exercises shareholding control over the Special Purpose Entities (SPEs) Ventos de Curupira S.A., Ventos de Povo Novo S.A. and Ventos de Vera Cruz S.A., which were incorporated in February 2014 and members of the consortium responsible for the construction of the Povo Novo Wind Farm Complex.

27

(In thousands of Reals, unless stated otherwise)

CEEE-G also holds a 15% participation in the Dona Francisca Consortium, located in Nova Palma, in the state of Rio Grande do Sul, as well as a 30% stake in Companhia Energética Rio das Antas – CERAN, which is located in Florianópolis, in the state of Santa Catarina.

The Company's indirect equity interest in CEEE-G, as of December 31, 2025, is 100%.

•      COMPANHIA ENERGÉTICA CHAPECÓ – CEC

CEC, the headquarters and central office of which is located in the capital of the state of São Paulo, is an independent electric power production concessionaire whose main activity involves the use of potential electricity on the Chapecó River, through a hydroelectric plant located between the municipalities of Ipuaçu and São Domingos, in the state of Santa Catarina, known as the Quebra-Queixo Central Generating Plant. On December 11, 2000, CEC signed a Concession Agreement for Use of Public Property for the generation of electricity No. 94/2000 with the National Electricity Agency – ANEEL. The concession has a term of 35 years counted from the date the contract was signed by the government, which may be extended under conditions established by ANEEL, provided that use of the hydroelectric project fulfills contractual conditions and sector legislation.

•      CSN CIMENTOS BRASIL S.A (“CSN Cimentos Brasil”)

Acquired on September 6, 2022, CSN Cimentos Brasil was constituted as a corporation and is domiciled in Brazil. Is headquarters are located in Santa Cruz, Rio de Janeiro - RJ. This CSN subsidiary maintains industrial plants, warehouses and branches throughout most of Brazil’s national territory. Its main activities include: production, industrial activities and general trade of cement, lime, mortar, minerals and metals in general and complementary raw products used civil construction. CSN's participation in CSN Cimentos Brasil as of December 31, 2025 totaled 99.99%.

On August 31, 2023, the reverse merger between CSN Cimentos and CSN Cimentos Brasil was approved.

•      CSN CIMENTOS S.A. (“CSN CIMENTOS”)

The company’s operations in the cement market segment were started by the Group in May 2009, through a milling facility located in Volta Redonda/RJ and were driven by the synergy between these activities and the slag produced by the blast furnaces at the Presidente Vargas Plant ("UPV”), a material used as the main raw material in cement production.

In 2011, the company started producing clinker with the installation of a rotary clinker kiln in Arcos, Minas Gerais, using calcitic limestone extracted from the Bocaina Mine. This facility was installed at the same location that supplies the steel limestone to UPV. The clinker produced is primarily sent by railway to the cement plant in Volta Redonda/RJ.

In 2015, the Arcos/MG unit started cement production with the installation of two vertical cement mills, and in 2016 a second clinker production line was installed, which allowed CSN Cimentos to become self-sufficient in supplying clinker used in cement production.

The main product produced at Arcos is CP-II type cement, which is essentially composed of clinker, slag, limestone, and gypsum. Cement’s composition may vary according to the product. Calcitic limestone and dolomite destined for UPV is also produced in Arcos.

•	Gramperfil S.A. (“Gramperfil”)

On March 23, 2025, Gramperfil was acquired for the total amount of EUR 11,801 on March 23, 2025. The entirety of its share capital is held by CSN Steel S.L.U., which is located in Portugal and constituted as a corporation. Gramperfil’s business activities consist of producing, selling and processing metal profiles and accessories, in addition to importing and exporting such products for use in metal structures in civil construction.

28

(In thousands of Reals, unless stated otherwise)

•	CSN ITC Solutions AG (“CSN ITC”)

CSN ITC was incorporated on March 5, 2025. The Company holds a direct take 55.2% in CSN ITC through its indirect subsidiary CSN Mining International GmbH, which holds an 80% stake in CSN ITC. Located in Switzerland, the entity is constituted as a corporation. CSN ITC's activities consist of the sale, distribution, and processing of iron ore and related products in key strategic expansion markets, with the objective of adding value to these products. It has been exploring and seeking out business opportunities in Switzerland and/or other countries;

•	Estrela Comércio e Participações S.A. (“Estrela Group”)

On April 1, 2025, CSN acquired shares representing 70% of Estrela Comércio e Participações S.A.’s ("Estrela”) share capital for the price of R$ 752,494 million reals. Whereas Estrela holds an equity interest in the following companies: Tora Transportes Ltda., Tora Locações S.A., FJX Transportes S.A., N. Minas Transportes e Locações Ltda., Saratoga Transportes Ltda., Lokamig Rent a Car S.A., Seminovos Lokamig Ltda., Tora Logística Armazéns e Terminais Multimodais S.A., Tora Recintos Alfandegários S.A. and Tora Seminovos Comércio de Veículos Ltda.("Grupo Estrela"), these companies became part of the series of companies indirectly controlled by the Company. Grupo Estrela, which is mainly located in Minas Gerais, maintains operations in the field of road transport.

•	CSN Captive Insurance Company LLC (“CSN Captive”)

CSN Captive was incorporated on July 8, 2025, and its share capital was paid in in full by the Company on August 29, 2025. CSN Captive is located in the United States in the State of Vermont, in the United States of America, and its corporate purpose is to operate in the insurance market, providing insurance coverage to companies in which the Company holds an participation, as well as to third parties.

•	Galvacolor Jerez S.L.U. (“Galvacolor”)

On October 18, 2025, the Company indirectly acquired Galvacolor for the amount of EUR 47 million, the entirety of the share capital of which is held by the subsidiary CSN Steel S.L.U. Located in Spain, Galvacolor is incorporated as a single-member limited liability company, and its corporate purpose involves the production of steel profiles and activities involved in the processing and sale of steel and smelting products.

•	Global Dot Com S.A. (“Global Dot”)

On December 5, 2025, the Company came to indirectly hold 80% of the company’s share capital through the subsidiaries CSN Inova Ventures (2.51%) and CSN Inova Soluções S.A. (77.49%). The acquisition was carried out through the conversion of a loan into shares, as well as the purchase of an additional interest totaling R$ 49.9 million. Located in the municipality of Barueri, in the State of São Paulo, Global Dot was constituted as a corporation and aims to provide information services, particularly fleet management services via integrated software.

10.c)	Main occurrences at subsidiaries in 2025 and 2024

•	CSN Mineração S.A. (“CSN Mineração”)

Additional sale of shares held by MRS Logística S.A.

This transaction was carried out for the total price of R$ 3,350,000 previously received by CSN, and the book value of MRS's investment was written off in the amount of (R$ 998,922) and a gain of R$ 2,351,078 subsequently recorded under other operating revenues note 29. As required by CPC 18 and ICPC 09, operations executed under common control, this amount was neutralized in the Parent Company through unrealized profit at CSN Mineração (see note 10.a).. This sale did not represent a realized gain or loss for the CSN Group.

29

(In thousands of Reals, unless stated otherwise)

Share buyback program at the subsidiary CSN Mineração

CSN Mineração approved Share Buyback Programs at Meetings of its Board of Directors, for maintenance of its treasury and subsequent sale or cancellation, under the terms of CVM instruction 77/2022, as described below:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation	Treasury balance
4º	06/28/2024	100,000,000	from 06/28/2024 to 12/19/2025	R$6.05	R$5.2798 and R$7.1162	53,294,300	(3)	53,294,297
						53,294,300	(3)	53,294,297

CSN Mineração's Share Repurchase Program, which is to remain in treasury and subsequent sold or canceled pursuant to CVM Resolution 77/2022, approved on June 28, 2024 by the Board of Directors, consists of:

• Buyback of up to 100,000,000 shares;

• Program implementation from June 28, 2024 to December 19, 2025;

• The acquisition price must not exceed the quotation available on the Stock Exchange;

• Buyback operations will be intermediated by qualified financial institutions.

On October 17, 2024, CSN Mineração approved the cancellation of three company shares held in treasury at a meeting of the Board of Directors. The were no changes in the subsidiary’s share capital as a result of the cancellation of shares. The Company’s share capital was therefore divided into 5,485,338,835 shares.

Program for the sale of shares held by the subsidiary CSN Mineração

The purpose of the Share Sale Program is to dispose of shares currently held in treasury as part of the Company's financial management/ investment process in order to contribute to the liquidity of shares on the market. Approved on November 21, 2025 by the Board of Directors, the Program consists of:

• Sale of up to 53,294,297 shares;

• Program implemented from November 24, 2025 to May 21, 2027;

• Acquisition price: Shares will be sold at B3 S.A. - Brasil, Bolsa, Balcão,

at market price.

• Repurchase operations will be intermediated by qualified financial institutions.

Distribution of dividends from the subsidiary CSN Mineração:

On May 9, 2024, the Board of Directors of CSN Mineração approved a payment in the amount of R$ 1,025,040 as an advance of the minimum mandatory dividend to the company’s profit reserve account.

On September 30, 2024, the Board of Directors of CSN Mineração approved the following items: 1. Payment in the total amount of R$ 2,375,000 as interim dividends made to the account of profits calculated under the balance sheet drawn up on August 31, 2024, t; 2. Payment in the amount of R$ 160,000 to the company’s profit reserve account as interim dividends; 3.; 3. Payment in the total gross amount of R$ 465,000 as interest on shareholders' equity.

On December 27, 2024, CSN Mineração’s Board of Directors approved a total gross amount of R$ 211,610 as interest on equity.

30

(In thousands of Reals, unless stated otherwise)

On May 8, 2025, CSN Mineração’s Board of Directors approved the following items: 1. A total amount of R$ 1,090,000 allocated to the profit reserve account as interim dividends; 2. A total net amount of R$ 178,201 allocated to the profit reserve account as Interest on Equity.

On November 4, 2025, CSN Mineração’s Board of Directors approved the following items: 1. Payment in the amount of R$ 424,206 to the company’s profit reserve account as interim dividends; 2. A total net amount of R$ 479,000 allocated to the profit reserve account as Interest on Equity.

On December 26, 2025, CSN Mineração’s Board of Directors approved the following items: 1. Payment in the amount of R$ 259,712 to the company’s profit reserve account as interim dividends; 2. A total net amount of R$ 163,998 allocated to the profit reserve account as Interest on Equity.

Additionally, within the scope of the proposal to allocate the income for the year, the subsidiary CSN Mineração decided to distribute additional dividends in the amount of R$ 768,596, which will be submitted at the company’s Annual General Meeting for approval.

Approval, execution and implementation of the sale of minority interest in the subsidiary CSN Mineração

The Company, during a Board of Directors meeting held on October 17, 2024, approved a Non-Binding Proposal with Itochu Corporation for the sale of a minority stake of up to 11% in its subsidiary CSN Mineração, at a price per share of R$ 7.50.

On November 5, 2024, at an additionally meeting of the Board of Directors, the Company resolved to approve the execution of the Share Purchase Agreement for the sale of 589,304,801 common shares issued by

CSN Mineração for a unit price of $7.50 per share, in the amount of R$ 4,419,786. This amount was paid to CSN in cash by Itochu Corporation on the Share transfer date.

11/30/2024
Number of shares sold	589,304,801
Share price	R$ 7.50
(+) Cash received (a)	4,419,786
Number of shares sold	589,304,801
Equity cost of the share	R$ 1.72
(-) Write-off of investment (b)	1,013,604
(=) Gain in operation (a) - (b)	3,406,182

After the transaction was approved by the Administrative Council for Economic Defense – CADE, Itochu Corporation became a signatory to CSN Mineração’s Shareholders' Agreement, which was amended on November 6, 2024 and did not alter the rights of the parties to the agreement.

As a result of this transaction, as of November 12, 2024, CSN now holds 3,785,474,692 common shares issued by CSN Mineração, which reduces its direct participation to 69.01%. Conversely, Itochu Corporation now holds 589,304,801 common shares issued by CSN Mineração, for a total direct and indirect participation of 10.74% and 9.26%, respectively through Japan Brasil Minério de Ferro Participações LTDA. As a result, the shareholding composition at CSN Mineração came to present the following characteristics:

Shareholder	Shares	% Shareholding
COMPANHIA SIDÚRGICA NACIONAL	3,785,474,692	69.01%
ITOCHU CORPORATION	589,304,801	10.74%
Japão Brasil Minério de Ferro Participações LTDA	507,762,966	9.26%
POSCO Holding Inc.	102,186,675	1.86%
CHINA STEEL CORPORATION	22,366,860	0.41%
Treasury	53,294,297	0.97%
Other	424,948,544	7.75%
Total shares	5,485,338,835	100.00%

31

(In thousands of Reals, unless stated otherwise)

10.d)	Investments in joint ventures and joint operations

Balance sheet and income statement at companies subject to shared control are shown below and refer to 100% of the companies' profit or loss:

				12/31/2025				12/31/2024
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística (1)	Transnordestina Logística	Equibras S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.49%	33.89%	50.00%	48.75%	37.49%	48.03%	50.00%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	4,131,117	1,740,636	16,678	112,820	4,147,393	277,966	22,028	82,129
Advances to suppliers	37,512	62,240	34	527	42,649	45,512	49	395
Other assets	1,127,557	92,864	36,254	31,004	1,182,598	83,348	25,070	27,251
Total current assets	5,296,186	1,895,740	52,966	144,351	5,372,640	406,826	47,147	109,775
Non-current Assets
Other assets	1,147,003	88,455	259	9,478	448,946	143,562	142	10,144
Investments, PP&E and intangible assets	18,259,793	15,142,520	79,683	233,519	14,791,500	13,193,728	75,782	263,998
Total non-current assets	19,406,796	15,230,975	79,942	242,997	15,240,446	13,337,290	75,924	274,142
Total Assets	24,702,982	17,126,715	132,908	387,348	20,613,086	13,744,116	123,071	383,917

Current Liabilities
Borrowings and financing	1,013,759	65,418	14,266		547,803	36,181	19,009
Lease liabilities	491,501		337		738,978		288
Other liabilities	1,710,146	176,437	19,979	15,074	2,103,399	128,528	16,642	15,664
Total current liabilities	3,215,406	241,855	34,582	15,074	3,390,180	164,709	35,939	15,664
Non-current Liabilities
Borrowings and financing	8,572,213	6,877,310	16,447		7,524,173	7,943,354	21,074
Lease liabilities	2,500,878		333		1,158,058		213
Other liabilities	1,393,766	1,402,711	3,438	5,429	1,074,757	3,268,493	2,379	4,457
Total non-current liabilities	12,466,857	8,280,021	20,218	5,429	9,756,988	11,211,847	23,666	4,457
Shareholders’ equity	9,020,719	8,604,839	78,108	366,845	7,465,918	2,367,560	63,466	363,796
Total liabilities and shareholders’ equity	24,702,982	17,126,715	132,908	387,348	20,613,086	13,744,116	123,071	383,917

				01/01/2025 to 12/31/2025				01/01/2024 to 12/31/2024
	Joint-Venture			Joint-Operation		Joint-Venture		Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equibras S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.49%	33.89%	50.00%	48.75%	37.49%	48.03%	50.00%	48.75%
Statements of Income
Net revenue	7,585,058		88,071	204,261	7,028,472		84,049	187,622
Cost of sales and services	(4,038,800)		(48,400)	(115,256)	(3,909,609)		(45,317)	(121,034)
Gross profit	3,546,258		39,671	89,005	3,118,863		38,732	66,588
Operating (expenses) income	(812,324)	(72,709)	(6,167)	(72,369)	89,237	(34,704)	(7,433)	(66,437)
Financial income (expenses), net	(584,004)	33,047	(4,334)	9,149	(1,160,359)	(14,421)	(3,308)	14,076
Profit/(Loss) before IR/CSLL	2,149,930	(39,662)	29,170	25,785	2,047,741	(49,125)	27,991	14,227
Current and deferred IR/CSLL	(594,868)		(8,984)	(5,644)	(632,231)		(8,398)	(7,909)
Profit / (loss) for the period	1,555,062	(39,662)	20,186	20,141	1,415,510	(49,125)	19,593	6,318
(1)	CSN holds a direct and indirect participation of 7.59% and 29.91%, respectively, through CSN Mineração as part of the total stake in MRS’ share capital mentioned above. A total of 28.23% was attributed to the CSN Group after participations of non-controlling shareholders was considered.

•      ITÁ ENERGÉTICA S.A. - (“ITASA”)

ITASA is a corporation established in July 1996, the objective of which is to operate the Itá Hydroelectric Power Plant - UHE Itá ("UHE Itá”) under concession. The Itá HPP has 1,450 MW of installed capacity and is located on the Uruguay River along the border between the states of Santa Catarina and Rio Grande do Sul. The Itá HPP concession is shared with ENGIE Brasil Energia S.A., and CSN's stake in ITASA totals 48.75%.

32

(In thousands of Reals, unless stated otherwise)

•      MRS LOGÍSTICA S.A. (“MRS”)

Located in Rio de Janeiro-RJ, the company seeks to provide public cargo railway transportation services along the Southeast Network’s right-of-way located along the Rio de Janeiro, São Paulo, and Minas Gerais axis belonging to the now-defunct Rede Ferroviária Federal S.A. - RFFSA through an onerous concession. The original concession term of 30 years counted from December 1, 1996, was extended by the government in July 2022 for an additional 30 years counted from December 1, 2026.

MRS can also use modal transport services related to rail transport and participate in projects aimed at expanding granted railway services.

For the provision of services, MRS leased assets necessary for the operation and maintenance of rail freight transport activities from RFFSA, for the same concession period. At the end of the concession, all leased assets will be transferred to the possession of the railway transport operator designated in that same act.

•      CONSÓRCIO DA USINA HIDRELÉTRICA DE IGARAPAVA

Hidrelétrica Igarapava Power Plant is located in Rio Grande, in the city of Conquista - MG, and has an installed capacity of 210 MW. The plant consists of 5 Bulb-type generating units.

CSN holds a 17.92% stake in investment in the Consortium the purpose of which is the production of electric energy for the consumption of consortium members themselves according to the percentage stake held by each company.

•      CONSÓRCIO DA USINA HIDRELÉTRICA DE ITAÚBA

The Hidrelétrica de Itaúba Power Plant is located on the Jacuí river, in the municipality of Pinhal Grande, in the state of Rio Grande do Sul, and is composed of 4 Generating Units, with an installed power capacity of 500,400.00 KW.

CSN holds a direct interest of 39.03% in the plant, as well as an indirect state through its subsidiaries totaling an additional 60.96% for total 99.99% participation.

•      CONSÓRCIO DA USINA HIDRELÉTRICA DE PASSO REAL

The Hidrelétrica de Passo Real Power Plant is located on the Jacuí river, in the municipality of Salto do Jacuí, in the state of Rio Grande do Sul, and is composed of 2 Generating Units, with an installed power capacity of 158,000.00 KW.

CSN holds a direct participation of 56.40% and an indirect stake through its subsidiaries comprising an additional 40.15% for a total participation of 96.55%.

10.e)	TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

TLSA’s main objective is to make use of and develop public cargo railway transportation services in northeastern Brazil, comprising the sections of track between Missão Velha - Salgueiro, Salgueiro - Trindade, Trindade - Eliseu Martins, Salgueiro - Suape Port and Missão Velha - the Port of Pecém (“Network II"). On December 23, 2022, following extensive negotiations involving ANTT, TCU, and the Ministry of Infrastructure at that time, the first amendment to the Concession Contract was signed. This amendment redefined the scope and completion deadlines for TLSA's railway sections, notably providing for the return of the Salgueiro-Porto de Suape section, resulting in a project comprising the current 1,206 km of railway network and a completion deadline of December 2029.

Management relies on resources from its shareholders and third parties to complete the project, which it expects to be available based on agreements and recent discussions between the involved parties. The amendment signed in 2024 with FDNE for an operation totaling R$ 3.6 billion in convertible debentures has ensure the resources for completing the project are essentially fully secured. After evaluating this matter, Management concluded the use of the operational continuity accounting basis for the project in the preparation of its financial statements to be appropriate.

33

(In thousands of Reals, unless stated otherwise)

Accounting policy

Equity Method and Consolidation

The equity method is applied to controlled companies, jointly controlled companies and affiliates. Other investments are held at fair value or cost.

Subsidiaries: Entities over which the Company has a significant influence in terms of financial and operational policies and/or potential voting rights that are exercisable or convertible. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and cease to be consolidated on the date that control ceases.

Jointly Controlled Companies: entities over which the Company has contractually agreed shared control with one or more parties and can be classified as follows:

•	Joint operations: joint operations are accounted for in the financial statements to represent the Company's contractual rights and obligations.

•	Joint ventures: joint ventures are accounted for using the equity method and are not consolidated.

Affiliates: entities over which the parent company holds significant influence, but not control, generally through a 20% to 50% interest in shares entitling the respective holder to voting rights. Investments in associates are initially recognized at cost and subsequently measured using the equity method.

Consortia: Electricity consortia are a form of collective electricity purchasing that allows groups of consumers to join together to negotiate better supply conditions. Within the Group, the Company and its subsidiaries CEEE-G, CSN Mineração, Cimentos Brasil, Elizabeth Cimentos, Minérios Nacional, Prada, Estanho de Rondônia and Metalgráfica Iguaçu participate in the listed consortia. Results arising from consortium operations are recognized at consortium companies according to the corresponding percentage of participation.

Transactions between subsidiaries, affiliates, joint ventures, and joint operations

Balances and unrealized gains in transactions with subsidiaries, joint ventures and affiliates are eliminated in a manner that is proportional to CSN's participation in the entity in question as part of the consolidation process. Unrealized losses are eliminated in the same manner as unrealized gains, but only to the extent that there is no evidence of a reduction to recovery value (impairment). Effects from transactions carried with jointly controlled companies are also eliminated, in which part of the equity method result from jointly controlled companies is reclassified to financial expense, cost of products sold, and income taxes and social security contributions.

The base date of the financial statements at subsidiaries and jointly controlled companies coincides with that of the parent company, and their accounting policies are in line with the policies adopted by the Company.

Transactions and balances in foreign currencies

These amounts are converted to the functional currency using the exchange rates in effect on the dates of transactions or valuation, in which items are remeasured. Exchange gains and losses resulting from the settlement of these transactions and from the conversion at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement as financial results, except when recognized in equity as a result of foreign operations characterized as foreign investments.

34

(In thousands of Reals, unless stated otherwise)

Advances made in foreign currencies are recorded at the exchange rate as of the date the entity makes advance payments or receipts and recognizes (transaction date) these amounts as a non-monetary asset or non-monetary liability.

10.f)	Investment properties

The balance of investment properties is shown below:

				Consolidated			Parent Company
	Ref.	Land	Buildings	Total	Land	Buildings	Total
Balance at December 31, 2023		156,811	49,143	205,954	94,257	43,504	137,761
Depreciation			(3,961)	(3,961)		(2,204)	(2,204)
Transfer between groups - fixed assets and investment property		726		726
Write-off		(679)		(679)
Balance at December 31, 2024		156,858	45,182	202,040	94,257	41,300	135,557
Cost		156,858	83,285	240,143	94,257	74,389	168,646
Accumulated depreciation			(38,103)	(38,103)		(33,089)	(33,089)
Balance at December 31, 2024		156,858	45,182	202,040	94,257	41,300	135,557
Acquisitions		21,401		21,401	21,401		21,401
Depreciation	28		(3,916)	(3,916)		(2,157)	(2,157)
Balance at December 31, 2025		178,259	41,266	219,525	115,658	39,143	154,801
Cost		178,259	83,285	261,544	115,658	74,389	190,047
Accumulated depreciation			(42,019)	(42,019)		(35,246)	(35,246)
Balance at December 31, 2025		178,259	41,266	219,525	115,658	39,143	154,801

The Company Management's estimate of the fair value of investment properties was carried out for December 31, 2025. The fair value of investment property at the consolidated as of December 31, 2025 totaled R$ 4,209,092 (R$2,431,581 as of December 31, 2024). At the parent company, these amounts totaled R$ 3,727,648 (R$2,306,478 as of December 31, 2024).

The estimated average useful lives for each fiscal year are as follows (in years):

		Consolidated		Parent Company
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Buildings	28	28	30	30

Accounting policy

The Company's investment properties consist of land and buildings maintained to earn rental income and for capital appreciation. The measurement method used is the acquisition or construction cost reduced by accumulated depreciation and impairment, when applicable. Accumulated depreciation of buildings is calculated using the linear method based on the estimated useful life of properties subject to depreciation. Land is not depreciated since it has an indefinite useful life.

11.	PROPERTY, PLANT AND EQUIPMENT

11.a)	Composition of property, plant and equipment

Description of Consolidated fixed assets as of December 31, 2025 and 2024, respectively:

35

(In thousands of Reals, unless stated otherwise)
									Consolidated
	Ref.	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress (*)	Right of use	Other (**)	Total
Balance at December 31, 2023		525,307	4,532,319	17,419,522	45,917	4,425,130	674,786	304,477	27,927,458
Effect of foreign exchange differences		9,943	14,711	209,148	2,991	(93,527)	14,627	916	158,809
Acquisitions		1,105	19,464	147,439	9,562	5,313,404	14,117	32,533	5,537,624
Capitalized interest	30					206,764			206,764
Write-offs	29			(22,978)	(19)	(37,463)	(855)	(204)	(61,519)
Depreciation	28		(290,195)	(2,981,703)	(11,689)		(231,394)	(54,260)	(3,569,241)
Transfers to other asset categories		57,087	464,518	3,197,335	58,293	(3,839,459)		62,226	-
Transfer between groups - intangible assets and investment property		(726)				(73,625)		(838)	(75,189)
Right of use - Remeasurement							285,533		285,533
Others			31,695	303		(19,888)		3,674	15,784
Balance at December 31, 2024		592,716	4,772,512	17,969,066	105,055	5,881,336	756,814	348,524	30,426,023
Cost		592,716	9,664,220	43,110,825	372,094	5,881,336	1,269,089	922,119	61,812,399
Accumulated depreciation			(4,891,708)	(25,141,759)	(267,039)		(512,275)	(573,595)	(31,386,376)
Balance at December 31, 2024		592,716	4,772,512	17,969,066	105,055	5,881,336	756,814	348,524	30,426,023
Effect of foreign exchange differences		8,772	(1,184)	(5,886)	(2,682)	14,549	(4,027)	(3,788)	5,754
Acquisitions		11,171	36,813	379,302	11,464	5,296,362	72,305	197,808	6,005,225
Capitalized interest	30					403,302			403,302
Write-offs	29		(6,141)	(69,999)	(16)	(14,714)	(10,707)	(903)	(102,480)
Depreciation	28		(347,648)	(3,184,112)	(19,799)		(283,840)	(120,756)	(3,956,155)
Transfers to other asset categories		6,952	274,578	3,308,081	(4,646)	(3,589,738)		4,773
Transfer between groups - intangible assets, investment property and inventory (1)				(34,100)		(45,190)		(34,122)	(113,412)
Right of use - Remeasurement							244,543		244,543
Acquisition of stakes in subsidiaries	3	9,414	144,879	94,773	1,676	1,550	183,929	582,251	1,018,472
Others				(207)				(11,895)	(12,102)
Balance at December 31, 2025		629,025	4,873,809	18,456,918	91,052	7,947,457	959,016	961,892	33,919,169
Cost		629,025	10,287,766	43,130,128	385,341	7,947,457	1,711,164	1,923,505	66,014,386
Accumulated depreciation			(5,413,957)	(24,673,210)	(294,289)		(752,148)	(961,613)	(32,095,217)
Balance at December 31, 2025		629,025	4,873,809	18,456,918	91,052	7,947,457	959,016	961,892	33,919,169
(*)	Progress is highlighted in the following projects: (i) business expansion, mainly expansion of the port in Itaguaí and Casa de Pedra, the Itabirito project and recovery of dams tailings; (ii) projects involving newly integrated cement plants (iii); general repair of the blast furnace and coke batteries at the Presidente Vargas Plant; and, (iv) added to the interest capitalized in the year. (**) Refer substantially to assets classified as vehicles and hardware.

(1)	Transfer to stock refers to the allocation of decommissioned or replaced vehicle assets. These assets are subsequently made available for sale by the companies Tora Seminovos Comércio de Veículos Ltda and Seminovos Lokamig Ltda, in line with the company's main commercial activities, which is the resale of used vehicles.

Description of the Parent Company’s property, plant and equipment as of December 31, 2025 and 2024, respectively:

									Parent Company
	Ref.	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress (*)	Right of use	Others (**)	Total
Balance at December 31, 2023		25,618	284,330	7,097,152	9,508	814,174	6,067	51,966	8,288,815
Acquisitions					1,894	2,640,984			2,642,878
Capitalized interest	30					80,457			80,457
Write-offs	29			(10,703)		(34,787)			(45,490)
Depreciation	28		(23,252)	(1,269,558)	(3,159)		(10,458)	(11,434)	(1,317,861)
Transfers to other asset categories			67,837	1,412,934	3,228	(1,490,352)		6,353
Transfers to intangible assets						(25,388)			(25,388)
Right of use - Remeasurement							41,973		41,973
Others				(97)		(874)			(971)
Balance at December 31, 2024		25,618	328,915	7,229,728	11,471	1,984,214	37,582	46,885	9,664,413
Cost		25,618	600,505	18,210,106	106,548	1,984,214	48,227	175,734	21,150,952
Accumulated depreciation			(271,590)	(10,980,378)	(95,077)		(10,645)	(128,849)	(11,486,539)
Balance at December 31, 2024		25,618	328,915	7,229,728	11,471	1,984,214	37,582	46,885	9,664,413
Acquisitions				173,392	368	2,090,139		1,115	2,265,014
Capitalized interest	30					210,732			210,732
Write-offs	29			(1,717)					(1,717)
Depreciation	28		(31,442)	(1,341,793)	(2,815)		(10,671)	(12,857)	(1,399,578)
Transfers to other asset categories			88,482	1,719,264	2,368	(1,820,944)		10,830
Transfers to intangible assets						(17,325)			(17,325)
Right of use - Remeasurement							8,238		8,238
Others				(207)					(207)
Balance at December 31, 2025		25,618	385,955	7,778,667	11,392	2,446,816	35,149	45,973	10,729,570
Cost		25,618	703,043	17,452,010	109,284	2,446,816	51,024	188,242	20,976,037
Accumulated depreciation			(317,088)	(9,673,343)	(97,892)		(15,875)	(142,269)	(10,246,467)
Balance at December 31, 2025		25,618	385,955	7,778,667	11,392	2,446,816	35,149	45,973	10,729,570
(*)	(i); general repair of the blast furnace and coke batteries at the Presidente Vargas Plant; and, (ii) added to the interest capitalized in the year.
(**)	Refer substantially to assets classified as vehicles and hardware.

The estimated average useful lives for the period are as follows (in years):

36

(In thousands of Reals, unless stated otherwise)
		Consolidated		Parent Company
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Buildings and Infrastructure	32	33	27	28
Machinery, equipment and facilities	17	17	18	18
Furniture and fixtures	10	10	12	12
Others	11	10	10	10

11.b)	Right-of-use assets

Changes right of use assets are shown below:

						Consolidated
	Ref.	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2023		512,923	86,057	54,149	21,657	674,786
Effect of foreign exchange differences			9,939	2,209	2,479	14,627
Addition		4,272		6,549	3,296	14,117
Remeasurement		58,103	3,627	202,990	20,813	285,533
Depreciation		(38,290)	(16,511)	(150,430)	(26,163)	(231,394)
Write-offs				(855)		(855)
Balance at December 31, 2024		537,008	83,112	114,612	22,082	756,814
Cost		655,481	150,311	360,925	102,372	1,269,089
Accumulated depreciation		(118,473)	(67,199)	(246,313)	(80,290)	(512,275)
Balance at December 31, 2024		537,008	83,112	114,612	22,082	756,814
Effect of foreign exchange differences			(4,622)	758	(163)	(4,027)
Acquisition of stakes in subsidiaries	3	183,929				183,929
Addition		5,906	1,826	61,968	2,605	72,305
Remeasurement		63,305	1,715	138,824	40,699	244,543
Depreciation		(63,113)	(17,914)	(175,799)	(27,014)	(283,840)
Write-offs		(680)		(10,028)		(10,708)
Balance at December 31, 2025		726,355	64,117	130,335	38,209	959,016
Cost		996,234	143,181	431,606	140,143	1,711,164
Accumulated depreciation		(269,879)	(79,064)	(301,271)	(101,934)	(752,148)
Balance at December 31, 2025		726,355	64,117	130,335	38,209	959,016

37

(In thousands of Reals, unless stated otherwise)
	Land	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2023	5,110	957	-	6,067
Remeasurement	41,297	90	586	41,973
Depreciation	(9,013)	(859)	(586)	(10,458)
Balance at December 31, 2024	37,394	188		37,582
Cost	43,969	2,567	1,691	48,227
Accumulated depreciation	(6,575)	(2,379)	(1,691)	(10,645)
Balance at December 31, 2024	37,394	188		37,582
Remeasurement	7,068	669	501	8,238
Depreciation	(9,332)	(842)	(497)	(10,671)
Balance at December 31, 2025	35,130	15	4	35,149
Cost	47,980	851	2,193	51,024
Accumulated depreciation	(12,850)	(836)	(2,189)	(15,875)
Balance at December 31, 2025	35,130	15	4	35,149

Accounting policy

Recorded at acquisition, formation, or construction cost less depreciation or accumulated depletion and impairment. Depreciation is calculated using the linear method based on the shorter of the remaining useful life of the assets or the contractual term. The depletion of mines is calculated based on the quantity of ore extracted, and lands are not depreciated since they are considered to have an indefinite useful life. Other expenses are recorded under the expense account when incurred.

38

(In thousands of Reals, unless stated otherwise)

•	Capitalized interest

Borrowing costs directly attributable to the acquisition, construction, and/or production of qualifiable assets are capitalized as part of the asset cost when it is probable that they will result in future economic benefits and are ready to perform their functions according to the Company's intended purpose.

•	Development costs for new ore deposits

Costs for the development of new ore deposits, or for the expansion of the capacity of mines in operation are capitalized and amortized using the produced (extracted) units method based on probable and proven quantities of ore.

•	Exploration expenses

Exploration expenses are recognized as expenses until the viability of the mining activity is established; after this period, subsequent costs are capitalized.

•	Overburden Removal Expenses

Expenses incurred during the mine development phase and before the production phase are recorded as part of depreciable development costs. These costs are subsequently amortized during the mine's useful life based on probable and proven reserves.

•	Overburden Costs

The overburden costs incurred during the production phase are added to the inventory value, except whenever a specific extraction campaign is carried out to access deeper deposits within the ore body. In this case, costs are capitalized and classified in non-current assets and are amortized over the mine’s useful life.

12.	INTANGIBLE ASSETS

Composition of Consolidated’s intangible assets as of December 31, 2025 and 2024, respectively:

								Consolidated		Parent Company
	Ref.	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Total
Balance at December 31, 2023		4,126,255	85,276	17,708	213,997	6,090,962	2,283	10,536,481	57,882	57,882
Effect of foreign exchange differences			4,748	504	36,655			41,907
Acquisitions				2,956				2,956
Transfer between groups - fixed assets				70,819		3,644		74,463	25,388	25,388
Write-offs				(798)				(798)
Amortization			(49,785)	(26,975)	(4)	(141,446)		(218,210)	(15,200)	(15,200)
Disposals
Transfers to other asset categories				49,786	1,780	(51,566)
Others						1,292		1,292
Balance at December 31, 2024		4,126,255	40,239	114,000	252,428	5,902,886	2,283	10,438,091	68,070	68,070
Cost		4,675,302	858,748	389,604	256,085	6,384,805	2,283	12,566,827	217,832	217,832
Accumulated amortization		(549,047)	(818,509)	(275,604)	(3,657)	(481,919)		(2,128,736)	(149,762)	(149,762)
Balance at December 31, 2024		4,126,255	40,239	114,000	252,428	5,902,886	2,283	10,438,091	68,070	68,070
Effect of foreign exchange differences			15	37	734	262		1,048
Acquisitions				2,977				2,977
Transfer between groups - fixed assets				45,190				45,190	17,325	17,325
Amortization	28		(9,669)	(36,325)	(17)	(144,393)		(190,404)	(19,439)	(19,439)
Transfers to other asset categories			(13,715)	21,300	339	(5,652)	(2,272)
Acquisition of stakes in subsidiaries		653,074	8,247	1,044	45,280			707,645
Others						1,578		1,578
Balance at December 31, 2025		4,779,329	25,117	148,223	298,764	5,754,681	11	11,006,125	65,956	65,956
Cost		5,328,376	881,322	436,871	302,347	6,383,219	11	13,332,146	235,165	235,165
Accumulated amortization		(549,047)	(856,205)	(288,648)	(3,583)	(628,538)		(2,326,021)	(169,209)	(169,209)
Balance at December 31, 2025		4,779,329	25,117	148,223	298,764	5,754,681	11	11,006,125	65,956	65,956
(*)	Composed mainly of: (i) mining rights amortized by production volume and (ii) Concession contract for hydroelectric resource utilization in acquiring control of Companhia Estadual de Geração de Energia Elétrica, CEEE-G, with amortization performed over the contract's term.

39

(In thousands of Reals, unless stated otherwise)

12.a)	Assets with indefinite useful lives

Goodwill arising from expected future profitability of acquired companies and brands’ indefinite-lived intangible assets (“ILIA”) were allocated to CSN's operating divisions (CGUs), which represent the lowest level of assets or group of assets at the Group.

							Consolidated
		Goodwill		Trademarks		Total
Cash generating unity	Segment	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024

Packaging (1)	Steel	170,163	170,163			170,163	170,163
Long steel (2)	Steel	235,595	235,595	218,614	217,538	454,209	453,133
Mining (3)	Mining	3,236,402	3,236,402			3,236,402	3,236,402
Cements (4)	Cement	468,870	468,870	34,835	34,835	503,705	503,705
Road logistics(5)	Logistics	613,911				613,911
Services(6)	Others	54,388	15,225			54,388	15,225
		4,779,329	4,126,255	253,449	252,373	5,032,778	4,378,628

(1)	CBL Group in 2011 and Metalgráfica Iguaçu in 2022 by PRADA.
(2)	Stahlwerk Thuringen GmbH (“SWT”) and Gallardo Sections in 2012 by CSN.
(3)	Namisa in 2015 by CSN Mineração.
(4)	Elizabeth Cimentos S.A. in 2021 and CSN Cimentos Brasil S.A. in 2022 by CSN.
(5)	Transaction related to the acquisition of participation in the Estrela Comércio e Participações S.A. Group (see note 3)
(6)	CBSI in 2019 by CSN and Global Dot (see note 3).

The estimated average useful lives for the period are as follows (in years):

		Consolidated		Parent Company
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Software	8	8	8	9
Customer relationships	13	13

Accounting policy

Intangible assets essentially comprise assets acquired from third parties, including through a business combination. These assets are recorded at acquisition or formation cost and deducted from amortization calculated using the straight-line method based on the economic useful life of each asset, within estimated exploration or recovery periods. The cost of intangible assets acquired as part of a business combination corresponds to fair value at the acquisition date

Mineral exploration rights are classified as rights and licenses under the intangible asset group.

Intangible assets with indefinite useful lives are not amortized.

•	Goodwill

Goodwill is represented by the positive difference between the amount paid and/or payable for the acquisition of a business and the net amount of the fair value of the assets and liabilities acquired. The goodwill from business combinations is recorded as an intangible asset in the consolidated financial statements. Goodwill is included in investments under the individual balance sheet. Gain from advantageous purchase is recorded as a gain in profit or loss for the year on the acquisition date. Goodwill is tested annually to verify losses (impairment) or at any time whenever circumstances indicate a possible loss. Impairment losses recognized on goodwill are not reversed. Gains and losses from the disposal of a Cash Generating Unit (“CGU”) include the carrying amount for goodwill related to the CGU sold.

40

(In thousands of Reals, unless stated otherwise)
•	Trademarks and patents

Acquired trademarks and patents are registered at historical cost. Whenever trademarks and patents arise from business combinations, they are initially recognized at fair value as of the acquisition date. Amortization of trademarks and patents with a defined useful life is calculated using the straight-line method over the estimated period of economic benefit.

•	Customer portfolio

Customer relationships arising from business combinations are recognized as identifiable intangible assets (customer portfolio) at fair value as of the acquisition date. Amortization is calculated using the straight-line method based on estimated useful life.

•	Rights and licenses

Rights and licenses are measured at acquisition cost whenever they are obtained independently. When they acquired as part of business combinations, rights and licenses are recognized as identifiable intangible assets at fair value as of the acquisition date. In the specific case of mining rights, amortization is appropriated under the method of units produced, which is based on the deposit’s economic depletion and the volume of estimated mineral reserves. These figures reflect the consumption pattern of future economic benefits. For remaining rights and licenses with a defined useful life, amortization is calculated using the straight-line method over the estimated period of economic benefit.

13.	IMPAIRMENT

a)	Impairment test of goodwill and other assets

The Company initially tests the recoverability of cash-generating units ("CGUs") presenting indications of impairment and, later, performs an annual recoverability test at CGUs as well as on groups of CGUs to which goodwill is allocated. With regards to the Company's impairment tests, the recoverable value of each cash-generating unit ("CGU") was evaluated using the models fair value of an asset less costs of sale - Fair Value Less Cost of Disposal ("FVLCD") or value in use – Value in Use ("VIU") through discounted cash flow techniques. Recoverable value was classified under "level 3" in the fair value hierarchy, taking proposals and sales agreements into account, when applicable.

Cash flows were discounted using a discount rate, in real or nominal terms, after taxes that represents an estimate of the rate that a market participant would apply while taking into account the cash value over time and the specific risks of the asset. The Company used the Weighted Average Cost of Capital ("WACC") of its respective business segments as a starting point for determining discount rates, and adjustments are made to reflect the risk profile in which the CGUs individually operate.

As a matter of practice, the cash flows of the Company's CGUs are prepared for a period of 10 years and are assumed to be perpetual from the 10th year onwards, without taking into account the actual growth rate, based on the past performance and future expectations for the performance of each of these businesses. In 2025, 41 years were used (42 years in 2024) for the Mining Sector, which is the mine’s estimated end of useful life. A term of 32 years (33 years in 2024), which is the end of the concession, was used for Logistics.

These expectations form the basis for using a 10-year or longer period, as in the case of Mining and Logistics CGUs, and take into consideration (i) the operational launch of the Mining business expansion, which is in the detailed engineering phase with equipment acquisition to occur over the next 5 years; (ii) Cement, with significant limestone and gypsum deposit reserves and long-term contracts, especially for slag, both with useful life and terms exceeding 10 years, respectively; (iii) Logistics, the renewal of the concession contract, (iv) and Steel, in which new investments will be made over the next 2 years for improved operational efficiency through modernization of the Company’s industrial park.

41

(In thousands of Reals, unless stated otherwise)

Impairment test of Steel assets

(i)	Recoverability test (excluding goodwill)

During the fiscal years ended December 31, 2025 and 2024, the Company did not identify changes in circumstances or any indications that could result in a reduction in the recoverable value of Steel CGUs. However, it proceeded to carry out the annual impairment test of allocated goodwill, as shown below:

a.	Goodwill allocated to Packaging operations

	12/31/2025	12/31/2024
Accounting value with VUI	170,163	170,163
Cash flow period	2026 to 2035 + perpetuity	2025 to 2034 + perpetuity
gross margin	Gross margin update based on historical data, incorporation of business restructuring impacts and market trends
Update costs	Update of costs based on historical data of each product and incorporation of the impacts of the business restructuring
Perpetual growth rate	No growth	No growth
Discount rate, in real terms	9%	12%
Measurement of recoverable value	VIU	VIU
Projected price range R$ / t	Market-based data	Market-based data
Sensitivity of key assumptions	A 3.31% reduction in volume or a 0.48% reduction in price would result in the estimated recoverable amount being equal to the carrying amount of this CGU	A 2% reduction in volume or a 3% reduction in price would result in the estimated recoverable amount being equal to the carrying amount of this CGU
Test result	The recoverable amount of the asset is higher than its carrying amount, and no impairment loss is recognized

42

(In thousands of Reals, unless stated otherwise)

b.	Goodwill and Brands subject to an indefinite service life allocated to Long Steel operations – SWT

	12/31/2025	12/31/2024
Accounting value assets with VUI	454,209	453,133
Cash flow period	2026 to 2035 + perpetuity	2025 to 2034 + perpetuity
gross margin	Gross margin update based on historical data and market trends
Update costs	Updating costs based on historical data and market trends
Perpetual growth rate	No growth	No growth
Discount rate, in real terms	4.00%, in Euro	4.14%, in Euro
Measurement of recoverable value	VIU	VIU
Projected price range € / t	Market-based data	Market-based data
Sensitivity of key assumptions	A reduction of 23% in volume or 4.7% in price would result in the estimated recoverable amount being equal to the carrying amount of this CGU	A 24% reduction in volume or a 4% reduction in price would result in the estimated recoverable amount being equal to the carrying amount of this CGU
Test result	The recoverable amount of the asset is higher than its carrying amount, and no impairment loss is recognized

Impairment test of Mining assets

(ii)	Recoverability test (excluding goodwill):

During the fiscal years ended December 31, 2025 and 2024, the Company did not identify changes in circumstances or any indications that could result in a reduction in the recoverable value of Iron Ore and Tin CGUs. However, it proceeded to carry out the annual impairment test of allocated goodwill, as shown below:

(iii)	Goodwill Allocated to Iron Ore Operations

	12/31/2025	12/31/2024
Accounting value assets with VUI	3,236,402	3,236,402
Cash Flow Period (end of the mine's useful life)	2026 to 2066	2025 to 2066
gross margin	Reflects cost projection based on the progress of the mining plan as well as project startup and operational ramp-up. Prices and exchange rates projected according to sector reports
Update costs	Update of costs based on historical data, advancement of the mining plan as well as startup and ramp-up of projects
Perpetual growth rate	Without perpetuity	Without perpetuity
Discount rate, in real terms	8.69%	11.10%
Measurement of recoverable value	FVLCD	FVLCD
Projected price range R$ / t	Market-based data	Market-based data
Sensitivity of key assumptions	A 23% reduction in volume or an 11% reduction in price would result in the estimated recoverable amount being equal to the carrying amount of this CGU	A 20% reduction in volume or a 9% reduction in price would result in the estimated recoverable amount being equal to the carrying amount of this CGU
Test result	The recoverable amount of the asset is higher than its carrying amount, and no impairment loss is recognized

Impairment test of Cement assets

(i)	Recoverability test (excluding goodwill):

During the fiscal years ended December 31, 2025 and 2024, the Company did not identify changes in circumstances or any indications that could result in a reduction in the recoverable value of Cement CGUs. However, it proceeded to carry out the annual impairment test of allocated goodwill, as shown below:

43

(In thousands of Reals, unless stated otherwise)

(ii)	Goodwill and Brands subject to an indefinite service life allocated to Cement operations

	12/31/2025	12/31/2024
Accounting value assets with VUI	503,692	503,692
Cash flow period	2026 to 2035 + perpetuity	2025 to 2034 + perpetuity
gross margin	Gross margin update based on historical data and market trends
Update costs	Costs based on historical data and market trends
Perpetual growth rate	Growth in line with inflation	Growth in line with inflation
Discount rate, in nominal terms	11.80%	12.95%
Measurement of recoverable value	VIU	VIU
Projected price range R$ / t	Market-based data	Net cash generated by financing activities
Sensitivity of key assumptions	A reduction of 36.97% in volume or 13% in price would result in the estimated recoverable amount being equal to the carrying amount of this CGU	A 27% reduction in volume or 13% in price would result in the estimated recoverable amount being equal to the carrying amount of this CGU
Test result	The recoverable amount of the asset is higher than its carrying amount, and no impairment loss is recognized

Impairment test of Logistics assets

(i)	Recoverability test (excluding goodwill)

During the fiscal years ended December 31, 2025 and 2024, the Company did not identify changes in circumstances or any indications that could result in a reduction in the recoverable value of Logistics CGUs. However, it proceeded to carry out the annual impairment test of allocated goodwill, as shown below:

(ii)	Goodwill allocated to Logistics operations

On April 1, 2025, the Company completed the acquisition of 70% of Grupo Estrela’s share capital as disclosed in note 3 – Business Combination. As of the financial statements’ base date, the purchase price allocation report (PPA) is under preparation, the reason for which amounts are attributed to identifiable assets acquired, liabilities assumed and goodwill were provisionally recognized in accordance with the accounting standards applicable to business combinations.

Recognized provisional goodwill of $613,911 was fully allocated to the Logistics Cash Generating Unit (CGU) – Grupo Estrela, which, as of this date, represents the smallest identifiable group of assets capable of generating cash inflows largely independent of the Company's remaining operating facilities.

Considering that the measurement of goodwill continues to provisional and subject to adjustments arising from the conclusion of the PPA, the Company did not carry out the annual impairment test of this goodwill amount. A test will be carried out once the definitive allocation of the purchase price is finalized or if there are indications of impairment loss.

44

(In thousands of Reals, unless stated otherwise)

Impairment test of Energy assets

(i)	Recoverability test (excluding goodwill)

During the fiscal years ended December 31, 2025 and 2024, the Company did not identify changes in circumstances or any indications that may result in a reduction in the recoverable value of Energy CGUs.

Impairment test of remaining assets - Services

(ii)	Recoverability test (excluding goodwill)

During the fiscal years ended December 31, 2025 and 2024, the Company did not identify changes in circumstances or any indications that could result in a reduction in the recoverable value of Service CGUs.

a.	Goodwill allocated to CBSI

	12/31/2025	12/31/2024
Accounting value assets with VUI	15,225	15,225
Cash flow period	2026 to 2035 + perpetuity	2025 to 2034 + perpetuity
gross margin	Gross margin update based on historical data and market trends
Update costs	Updating costs based on historical data and market trends
Perpetual growth rate	No growth	No growth
Discount rate, in real terms	9.42%	11.89%
Measurement of recoverable value	VIU	VIU
Projected price range R$ / t	Market-based data	Market-based data
Sensitivity of key assumptions	A 2.13% decrease in revenue would result in the estimated recoverable amount being equal to the carrying amount of this CGU	A 10% reduction in revenue would result in the estimated recoverable amount being equal to the carrying amount of this CGU
Test result	The recoverable amount of the asset is higher than its carrying amount, and no impairment loss is recognized

a.	Goodwill allocated to Global Dot

On December 5, 2025, the Company completed the acquisition of Global Dot as disclosed in note 3 – Business Combination. As of the financial statements’ base date, the purchase price allocation report (PPA) is under preparation, the reason for which amounts are attributed to identifiable assets acquired, liabilities assumed and goodwill were provisionally recognized in the amount of R$39,163 in accordance with the accounting standards applicable to business combinations.

Recognized provisional goodwill was fully allocated to Global Dot, which, as of this date, represents the smallest identifiable group of assets capable of generating cash inflows largely independent of the Company's remaining operating facilities.

Considering that the measurement of goodwill continues to provisional and subject to adjustments arising from the conclusion of the PPA, the Company did not carry out the annual impairment test of this goodwill amount. A test will be carried out once the definitive allocation of the purchase price is finalized or if there are indications of impairment loss.

45

(In thousands of Reals, unless stated otherwise)

b)	Investment Impairment Test

Recoverable Amount Measurement – TLSA

	12/31/2025	12/31/2024
Accounting Value - Equity	3,575,588	1,796,451
Cash flow period	2026 to 2057	2025 to 2057
gross margin	Estimated based on a market study for cargo capture and operational costs according to market trend studies
Cost estimate	Costs based on studies and market trends, as well as simulations in which costs of diesel (principal operating cost) was calculated
Perpetual growth rate	Costs based on study and market trends and simulations that calculate diesel costs, the main operational cost
Discount rate, in real terms	It ranges from 5.51% to 7.23%	Varies from between 5.56% and 6.68%
Measurement of recoverable value	VIU
Projected price range for rail transport	Market-based data
Sensitivity of key assumptions:	A 9.20% reduction in sales volume would result in the estimated recoverable amount being equal to the carrying amount of this asset	An 18% reduction in sales volume would result in the estimated recoverable amount being equal to the carrying amount of this asset
Test result	The recoverable amount of the investment is higher than its carrying amounts, and no impairment loss is recognized

In addition, CSN, as an investor, tested the recoverability of its investment in TLSA based on TLSA's ability to pay dividends, a methodology known as the Dividend Discount Model (DDM), in order to recover the capital invested by its shareholders. To perform this test, certain factors were taken into account, such as:

•	Dividend flows were extracted from TLSA's nominal cash flow;
•	Dividend flows were calculated considering annual participation percentages and dilutions of CSN's participation resulting from the amortization of debts;
•	This flow of dividends was then discounted to present value using the cost of stockholders’ capital (Ke) embedded in TLSA’s WACC rate; and
•	This extracted Ke was calculated using TLSA’s "rolling WACC”.

Due to the sharing of investor risks and the fact that the asset being tested represents the cash-generating unit itself, which is equal to the legal entity, the risk determined by CSN's Management was identical to that applied by TLSA when evaluating the investment of its own assets. As a result, there was no additional risk factor required for the model.

Accounting policy

Impairment of Non-Financial Assets

Non-financial assets are analyzed for impairment whenever relevant occurrences or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverable value is determined for an individual asset unless the asset in question does not generate cash inflows that are largely independent of remaining assets or groups of assets. Whenever the book value of an asset or a CGU exceeds its recoverable value, the asset is considered impaired and reduced to its recoverable value, and an impairment loss is recognized in the amount corresponding to the excess of the book value over the recoverable value, which is defined as the greater of fair value less costs of disposal (“FVLCD”) and value in use (“VIU”).

46

(In thousands of Reals, unless stated otherwise)

Impairment losses are recognized in the income statement under the section other operating expenses; reversals are allocated to other operating revenue.

FVLCD is normally measured based on the present value of estimated cash flows – Discounted Cash Flows (“DCF”) arising from the continued use of the asset from the perspective of a market participant, including any prospects for expansion. The VIU is measured through the DCF expected based on continuous use of the asset under its current conditions, without taking future developments into account. These two premises are different from those used in the fair value calculation; as a result, the VIU calculation will likely offer a different result from the FVLCD calculation.

Goodwill and other intangible assets with indefinite useful lives are not subject to amortization and an annual impairment test is performed a minimum annual on December 31, as well as whenever there are indications that their carrying amount may not be recoverable.

Any impairment losses recognized as goodwill are not reversible in subsequent periods.

For impairment assessment purposes, assets are grouped at the lowest levels at which there are separately identifiable incoming cash flows (Cash Generating Unit – “CGU”). For this test, goodwill is allocated to the CGUs or to the group of CGUs that should benefit from the Business Combination from which the goodwill originated, which is identified according to the operating segment.

With regards to non-financial assets, except goodwill, the Company assesses at each balance sheet date whether there are indications that previously recognized impairment losses have ceased to exist or have been reduced. Once such evidence is identified, the recoverable value of the asset or the respective CGU is estimated.

The reversal of impairment loss is only recognized when there is a change in the assumptions used to determine the recoverable amount since the most recent recognition of loss. This reversal is limited to the amount that does not increase the asset’s carrying amount in excess its recoverable value, nor above the carrying amount that would have been calculated, net of depreciation or amortization, if an impairment loss had not been recognized in previous years. Reversals are recorded in the income statement under Other Operating Revenues.

Investment fair-value impairment test

Investments are reviewed for impairment whenever relevant occurrences or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized at the amount at which the asset’s carrying amount exceeds its recoverable amount.

Management's estimates and judgments

The impairment test in goodwill and intangible assets with indefinite useful lives include assets at these cash-generating units in addition to the balance of remaining intangible assets. This test is carried out by comparing book balances with the recoverable value of these facilities, which is determined based on past experience in making reliable and accurate forecasts for periods longer than 5 years, based on projections of discounted cash flows projected for the coming years and budgets approved by Management, as well as on the use of assumptions and judgments related, but not limited to (i) growth rate, (ii) costs and expenses, (iii) discount rate, (iv) working capital and investment (“Capex”) future, (v) reserves and mineral resources measured by internal specialists, (vi) useful life of the cash-generating units (relationship between production and mineral reserves or the term of the concession), as well as observable macroeconomic assumptions on the market. Additionally, Steel, Cements, Packaging, Energy, Logistics and Ores are essential inputs, which also justify the use of longer periods to prepare the corresponding projections.

47

(In thousands of Reals, unless stated otherwise)

These assumptions are subject to future risks and uncertainties, which may result in significant changes in the Company's projections. The methodologies and approaches adopted in preparing these analyses can be improved over time. As a result, any changes in these factors may impact the recoverable value of assets.

14.	LOANS, FINANCING AND BONDS (“DEBTS”)

The balances of loans, financing and bonds that are recorded at amortized cost are as follows:

				Consolidated			Parent Company
	Current Liabilities		Non-current Liabilities		Current Liabilities		Non-current Liabilities
	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024

Foreign Debt
Floating Rates:
Prepayment	3,236,980	2,331,452	5,601,328	7,585,516	1,639,533	1,223,673	1,331,581	1,991,444
Fixed Rates:
Bonds, Facility and ACC	4,034,971	2,804,036	20,152,704	24,162,280	2,437,801	2,464,054	1,332,774	1,263,229
Intercompany					193,334	470,156	9,454,192	11,310,104
Fixed interest in EUR
Facility	637,083	657,980	234,411	305,556
Intercompany					320	351,827	353,480
	7,909,034	5,793,468	25,988,443	32,053,352	4,270,988	4,509,710	12,472,027	14,564,777

Debt agreements in R$
Floating Rate Securities
BNDES/FINAME/FINEP, Debentures, CRI and NCE	2,613,940	3,109,090	17,081,203	16,602,668	1,944,326	715,567	8,920,480	10,602,270
	2,613,940	3,109,090	17,081,203	16,602,668	1,944,326	715,567	8,920,480	10,602,270
Total Borrowings and Financing	10,522,974	8,902,558	43,069,646	48,656,020	6,215,314	5,225,277	21,392,507	25,167,047
Transaction Costs and Issue Premiums	(94,415)	(80,879)	(573,658)	(563,078)	(24,550)	(24,103)	(106,851)	(122,581)
Total Borrowings and Financing + Transaction cost	10,428,559	8,821,679	42,495,988	48,092,942	6,190,764	5,201,174	21,285,656	25,044,466

14.a)	Debt changes

The following table shows the reconciliation of the book value at the beginning and end of the year:

			Consolidated		Parent Company
	Ref.	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Opening balance		56,914,621	44,859,075	30,245,640	23,691,305
New debts		11,121,708	10,180,554	2,558,006	7,352,398
Repayment		(11,717,772)	(6,927,383)	(3,434,578)	(5,295,236)
Payments of charges		(4,267,926)	(4,052,226)	(1,910,666)	(1,787,615)
Accrued charges	30	4,314,121	4,230,413	1,987,311	1,869,794
Acquisition of stakes in subsidiaries	3	641,574
Iron ore prepayment (1)		66,717
Amortization of iron ore prepayments (1)		(66,717)
Other (2)		(4,081,779)	8,624,188	(1,969,293)	4,414,994
Closing balance		52,924,547	56,914,621	27,476,420	30,245,640

(1)	They refer to iron ore prepayment bonds that were initially recognized as contract liabilities, as they refer to a future obligation to deliver the product. However, given the impossibility of delivering the product during the period and the need for a cash settlement, this obligation came to be characterized as a monetary item and was reclassified as a financial liability. These amounts were fully settled for the period.

(2)	Amounts include unrealized changes in exchange rate and inflation, as well as costs of capital raising.

The Company raised and amortized debts during 2025, as shown below:

48

(In thousands of Reals, unless stated otherwise)
				Consolidated
				12/31/2025
Nature	New debts	Maturities	Repayment	Interest payment
Pre-Payment	2,490,399	2027	(2,207,681)	(611,401)
Bonds, Foreign Exchange Contract and Facility	5,024,598	2026 to 2028	(5,164,712)	(1,569,845)
BNDES/FINAME/FINEP, Debentures, CRI and NCE	3,606,711	2026 to 2042	(4,345,379)	(2,086,680)
	11,121,708		(11,717,772)	(4,267,926)

				Parent Company
				12/31/2025
Nature	New debts	Maturities	Repayment	Interest payment
Pre-Payment	512,534	2027	(1,131,403)	(516,898)
Bonds and ACC	1,755,472	2026 to 2028	(1,076,796)	(170,193)
BNDES/FINAME/FINEP, Debentures, CRI and NCE	290,000	2026 to 2039	(634,810)	(1,156,616)
Intercompany		2026 to 2032	(591,569)	(66,959)
	2,558,006		(3,434,578)	(1,910,666)

14.b)	Maturities of debts presented in current and non-current liabilities

			Consolidated			Parent Company
			12/31/2025			12/31/2025
	In foreign currency	In national currency - R$	Total	In foreign currency	In national currency - R$	Total
Average rate	US$ 6.42% € 3.53%	R$ 16.1%		US$ 3.80% € 3.53%	R$ 17.05%
2026	7,909,035	2,613,938	10,522,973	4,270,989	1,944,325	6,215,314
2027	3,890,494	3,915,457	7,805,951	1,512,104	3,252,053	4,764,157
2028	8,891,443	2,509,911	11,401,354	3,553,699	1,860,022	5,413,721
2029	564,742	1,909,546	2,474,288	1,183,036	982,295	2,165,331
2030	4,319,384	1,632,412	5,951,796	2,967,600	761,299	3,728,899
2031	5,144,744	1,460,420	6,605,164	483,658	151,259	634,917
After 2031	3,177,635	5,653,459	8,831,094	2,771,929	1,913,553	4,685,482
	33,897,477	19,695,143	53,592,620	16,743,015	10,864,806	27,607,821

			Consolidated			Parent Company
			12/31/2024			12/31/2024
	In foreign currency	In national currency - R$	Total	In foreign currency	In national currency - R$	Total
Average rate	In Dollar 6.63% In Euro 4.13%	In Real - 14.17%		In dollar 3.71% In Euro 3.53%	In Real 14.43%
2025	5,793,468	3,109,090	8,902,558	4,509,710	715,567	5,225,277
2026	3,743,647	2,451,482	6,195,129	996,391	1,986,057	2,982,448
2027	3,092,488	3,960,658	7,053,146	1,579,037	3,425,557	5,004,594
2028	9,587,952	2,129,007	11,716,959	3,958,892	1,858,557	5,817,449
2029	661,132	1,088,655	1,749,787	386,178	826,578	1,212,756
2030 to 2032	14,522,803	4,087,733	18,610,536	7,644,279	989,265	8,633,544
After 2032	445,330	2,885,133	3,330,463		1,516,256	1,516,256
	37,846,820	19,711,758	57,558,578	19,074,487	11,317,837	30,392,324

•      Covenants

The Company's debt contracts provide for compliance with certain non-financial obligations, as well as maintenance of specific performance parameters and indicators, such as the disclosure of audited financial statements according to regulatory deadlines or having early maturity declared if the net debt to EBITDA indicator reaches the levels specified in these contracts.

49

(In thousands of Reals, unless stated otherwise)

As of the present date, the Company is compliant with the financial and non-financial obligations (covenants) of its current contracts.

Accounting policy

Loans and financing are initially recognized at fair value, net of transaction cost and subsequently measured at amortized cost and restated using effective interest methods and charges. Interest, commissions, and any financial charges are recorded on an accrual basis, that is, in accordance with the time elapsed.

15.	FINANCIAL INSTRUMENTS

15.a)	Identification and valuation of financial instruments

The Company may operate with several financial instruments, with an emphasis on cash and cash equivalents, including investments, marketable securities, accounts receivables from customers, accounts payables to suppliers and borrowings and financing. Additionally, the Company may also operate with financial derivatives, such as swap of exchange or interest and commodities and exchange derivatives.

Given the nature of these instruments, fair value is essentially determined through the use of observable quotations in active markets, particularly B3 S.A. – Brasil, Bolsa, Balcão. The amounts recorded in current assets and liabilities have immediate liquidity or maturity, mostly in the short term. Considering the terms and characteristics of these instruments, the carrying amounts approximate the fair values.

50

(In thousands of Reals, unless stated otherwise)

Classification of financial instruments

								Consolidated
					12/31/2025			12/31/2024
	Ref.	Fair value through other comprehensive income	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	4			14,421,022	14,421,022		23,310,197	23,310,197
Financial investments	5		372,397	270,318	642,715	860,591	50,787	911,378
Trade receivables	6		66,464	2,330,569	2,397,033	181,262	2,719,736	2,900,998
Dividends and interest on equity	9			76,026	76,026		201,436	201,436
Derivative financial instruments	9		494		494	152,967		152,967
Receivables - Usiminas Shares	9			192,911	192,911
Other receivables				2,377	2,377
Trading securities	9		2,598		2,598	2,947		2,947
Loans - related parties	24.b			4,147	4,147		5,315	5,315
Total			441,953	17,297,370	17,739,323	1,197,767	26,287,471	27,485,238

Non-current
Financial investments	5			25,257	25,257		169,977	169,977
Receivables - Usiminas Shares	9			150,578	150,578
Other trade receivables				19,759	19,759		1,888	1,888
Eletrobrás compulsory loan	9			3,787	3,787		51,012	51,012
Receivables by indemnity	9			779,827	779,827		790,914	790,914
Loans - related parties	24.b			2,137,882	2,137,882		1,903,028	1,903,028
Total				3,117,090	3,117,090		2,916,819	2,916,819

Total Assets			441,953	20,414,460	20,856,413	1,197,767	29,204,290	30,402,057

Liabilities
Current
Borrowings and financing	14			10,522,974	10,522,974		8,902,558	8,902,558
Lease liabilities	16			238,702	238,702		206,323	206,323
Trade payables	17			7,162,929	7,162,929		7,030,734	7,030,734
Trade payables - Forfaiting	17.a			2,905,018	2,905,018		2,902,593	2,902,593
Dividends and interest on capital	19			358,040	358,040		61,965	61,965
Derivative transactions	19	67,304			67,304
Concessions to be paid	19			13,350	13,350		12,555	12,555
Total		67,304		21,201,013	21,268,317		19,116,728	19,116,728

Non-current
Borrowings and financing	14			43,069,646	43,069,646		48,656,020	48,656,020
Lease liabilities	16			855,037	855,037		633,982	633,982
Trade payables	17			66,807	66,807		43,263	43,263
Derivative transactions	19		153,507		153,507	157,857		157,857
Concessions to be paid	19			78,419	78,419		78,728	78,728
Total			153,507	44,069,909	44,223,416	157,857	49,411,993	49,569,850
Total Liabilities		67,304	153,507	65,270,922	65,491,733	157,857	68,528,721	68,686,578

51

(In thousands of Reals, unless stated otherwise)

							Parent Company
				12/31/2025			12/31/2024
	Ref.	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	4		3,529,453	3,529,453		5,666,618	5,666,618
Financial investments	5	372,397	8,577	380,974	860,591	34,982	895,573
Trade receivables	6		1,702,245	1,702,245		1,555,141	1,555,141
Dividends and interest on equity	9		1,167,342	1,167,342		501,267	501,267
Receivables - Usiminas Shares	9		192,910	192,910
Trading securities	9	2,408		2,408	2,814		2,814
Loans - related parties	24.b		4,147	4,147		5,315	5,315
Total		374,805	6,604,674	6,979,479	863,405	7,763,323	8,626,728

Non-current
Financial investments	5					142,423	142,423
Receivables - Usiminas Shares	9		150,578	150,578
Other trade receivables			1,115	1,115		1,003	1,003
Eletrobrás compulsory loan	9		678	678		48,437	48,437
Receivables by indemnity	9		779,827	779,827		773,241	773,241
Loans - related parties	24.b		3,474,387	3,474,387		2,499,112	2,499,112
Total			4,406,585	4,406,585		3,464,216	3,464,216
Total Assets		374,805	11,011,259	11,386,064	863,405	11,227,539	12,090,944

Liabilities
Current
Borrowings and financing	14		6,215,314	6,215,314		5,225,277	5,225,277
Lease liabilities	16		11,525	11,525		10,229	10,229
Trade payables	17		3,941,596	3,941,596		3,596,080	3,596,080
Trade payables - Forfaiting	17.a		1,924,285	1,924,285		2,214,482	2,214,482
Dividends and interest on capital	19		6,059	6,059		6,242	6,242
Total			12,098,779	12,098,779		11,052,310	11,052,310

Non-current
Borrowings and financing	14		21,392,507	21,392,507		25,167,047	25,167,047
Lease liabilities	16		25,570	25,570		28,224	28,224
Trade payables	17		3,328	3,328		580	580
Derivative transactions	19	117,120		117,120	157,857		157,857
Total		117,120	21,421,405	21,538,525	157,857	25,195,851	25,353,708
Total Liabilities		117,120	33,520,184	33,637,304	157,857	36,248,161	36,406,018

Fair value measurement

The table below shows the financial instruments recorded at fair value through profit or loss, classifying them according to the fair value hierarchy:

Consolidated			12/31/2025			12/31/2024
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial investments	372,397		372,397	860,591		860,591
Trade receivables, net	66,464		66,464	181,262		181,262
Derivative transactions		494	494		152,967	152,967
Trading securities	2,598		2,598	2,947		2,947
Total Assets	441,459	494	441,953	1,044,800	152,967	1,197,767
Liabilities
Current
Derivative financial instruments		67,304	67,304
Non-current
Derivative transactions		153,507	153,507		157,857	157,857
Total Liabilities		220,811	220,811		157,857	157,857

Level 1 – The data are prices quoted in an active market for identical items to the assets and liabilities being measured.

52

(In thousands of Reals, unless stated otherwise)

Level 2 – Considers observable inputs in the market, such as interest rates, foreign exchange, etc., but are not prices traded in active markets.

Level 3 - There are no assets or liabilities classified in the level.

15.b)	Financial risk management

The Company uses risk management strategies, with guidance on the risks incurred on the business.

The nature and general position of financial risks are regularly monitored and managed to assess results and the financial impact on cash flow. Credit limits and the hedge quality of counterparties are also periodically reviewed.

Market risks are hedged when considered necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

The Company is exposed to exchange rate, interest rate risk, market price, and credit and liquidity risk.

The Company may manage some of the risks using derivative instruments not associated with any speculative trading or short selling.

i)	Foreign exchange risk

The exposure arises mainly from the existence of assets and liabilities denominated in dollars, since the Company's functional currency is substantially the Real and is called natural foreign exchange exposure. The net exposure is the result of the offsetting the natural exchange exposure by the instruments of hedge adopted by the Company.

The consolidated net exposure is shown below:

	12/31/2025	12/31/2024
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in US$’000)
Cash and cash equivalents overseas	895,337	1,951,025
Trade receivables	212,372	58,296
Financial investments	388,705	270,038
Borrowings and financing	(6,002,208)	(5,983,492)
Trade payables	(248,790)	(284,843)
Others	(14,528)	(37,185)
Natural Gross Foreign Exchange Exposure (assets - liabilities)	(4,769,112)	(4,026,161)
Derivative transactions (*)	4,396,413	5,098,257
Net foreign exchange exposure	(372,699)	1,072,096
(*)	Total notional value of derivative and non-derivative financial instruments used for exchange risk management.

The Company uses Hedge Accounting as a strategy, as well as derivative financial instruments to protect future cash flows.

Sensitivity analysis of Derivative Financial Instruments and Consolidated Foreign Exchange Exposure

The Company evaluated two different scenarios for the analysis of the exchange rate impact: Scenario 1 projects a horizon of increased currency volatility, and Scenario 2 predicts a horizon of currency appreciation. This calculation was based on the closing exchange rate on December 31, 2025, using assumptions based on a dispersion calculation that considers both historical variations in exchange rates and projections developed by management.

53

(In thousands of Reals, unless stated otherwise)

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

				12/31/2025
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	5.5024	5.2006	5.7964	5.0436	6.1923	5.7779	6.2560	5.0799

The effects on the result, considering scenarios 1 and 2, are shown below:

					12/31/2025
Instruments	Notional amount	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$
Cash and cash equivalents overseas	895,337	Dollar	(270,213)	263,229	(410,781)
Trade receivables	212,372	Dollar	(64,094)	62,437	(97,436)
Financial investments	388,705	Dollar	(117,311)	114,279	(178,338)
Borrowings and financing	(6,002,208)	Dollar	1,811,466	(1,764,649)	2,753,813
Trade payables	(248,790)	Dollar	75,085	(73,144)	114,145
Others	(14,528)	Dollar	4,385	(4,271)	6,665
Derivative financial instruments	4,396,413	Dollar	(1,326,838)	1,292,545	(2,017,074)
Impact on profit or loss			112,480	(109,574)	170,994
(*)	The probable scenarios were calculated considering the following variations for the risks: Real x Dollar - Valuation of the real by 5.48%. Source: Central Bank of Brazil on February 20, 2026.

					12/31/2024
Instruments	Notional amount	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$
Cash and cash equivalents overseas	1,951,025	Dollar	(139,931)	19,862	(427,219)
Trade receivables	58,296	Dollar	(4,181)	593	(12,765)
Financial investments	270,038	Dollar	(19,368)	2,749	(59,131)
Borrowings and financing	(5,983,492)	Dollar	429,145	(60,913)	1,310,215
Trade payables	(284,843)	Dollar	20,429	(2,900)	62,373
Others	(37,185)	Dollar	2,667	(379)	8,142
Derivative financial instruments	5,098,257	Dollar	(365,655)	51,902	(1,116,374)
Impact on profit or loss			(76,894)	10,914	(234,759)

ii)	Interest rate risk

This risk arises from short-term and long-term investments, loans and financing and debentures linked to pre-fixed and post-fixed CDI, TJLP, and SOFR interest rates, which expose these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis table.

With the modification of the global financial market in debt instruments in recent years and in line with recommendations from international regulatory bodies, the market began transitioning from LIBOR (London Interbank Offered Rate) to SOFR (Secured Overnight Financing Rate) starting in 2022. On September 30, 2023, all contracts were migrated to SOFR, as evidenced in the interest rate sensitivity analysis.

Sensitivity analysis of interest rate changes

Below, we present the sensitivity analysis for risks related to interest rates. The Company considered two different scenarios to assess the impact of variations in these rates: Scenario 1 predicts a horizon of rising interest rates, and Scenario 2 projects a reduction horizon. The closing rates as of December 31, 2025 were considered as references when performing calculations based on a dispersion model that considered not only historical variations in interest rates, but also detailed projections from management.

54

(In thousands of Reals, unless stated otherwise)

This approach allows for a comprehensive and precise assessment of potential economic impacts arising from interest rate fluctuations.

			Consolidated			Consolidated
			12/31/2025			12/31/2024
Interest	Probable scenario	Scenario 1	Scenario 2	Probable scenario	Scenario 1	Scenario 2
CDI	14.90%	17.69%	12.97%	12.15%	13.72%	10.56%
TJLP	9.07%	9.22%	6.18%	7.43%	8.11%	6.72%
IPCA	4.26%	4.76%	3.96%	4.83%	5.60%	4.27%
SOFR 6M	3.57%	4.70%	3.26%	4.25%	5.31%	0.51%
SOFR	3.87%	5.54%	3.64%	4.49%	5.28%	0.30%
EURIBOR 3M	2.03%	4.31%	1.95%	2.71%	4.22%	1.73%
EURIBOR 6M	2.11%	4.38%	2.02%	2.57%	4.19%	2.27%

The effects on balances in reals related to assets and liabilities linked to interest rates, considering scenarios 1 and 2, are demonstrated below:

				Impact on balances on 12/31/2025
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	14.90%	5,509,312	(16,397,776)	(1,622,381)	(1,926,578)	(1,412,668)
TJLP	9.07%		(824,228)	(74,757)	(75,994)	(50,901)
IPCA	4.26%		(1,286,852)	(54,820)	(61,224)	(50,899)
SOFR 6M	3.57%		(5,059,304)	(180,829)	(237,992)	(165,118)
SOFR	3.87%		(472,461)	(18,284)	(26,170)	(17,192)
EURIBOR 3M	2.03%		(849,153)	(17,255)	(36,571)	(16,517)
EURIBOR 6M	2.11%		(22,592)	(476)	(989)	(456)
Impact on profit or loss				(1,968,802)	(2,365,518)	(1,713,751)
(*)	Sensitivity analysis is based on the assumption of maintaining market values as of December 31, 2025 recorded in the Company's assets and liabilities as a probable scenario.

						Impact on balances on 12/31/2024
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	12.15%	9,268,751	(11,116,328)	(224,481)	(253,426)	(195,057)
TJLP	7.43%		(775,705)	(57,635)	(62,871)	(52,115)
IPCA	4.83%		(18,703)	(903)	(1,047)	(799)
SOFR 6M	4.25%		(4,411,472)	(187,488)	(234,120)	(22,423)
SOFR	4.49%		(3,992,233)	(179,251)	(210,660)	(12,141)
EURIBOR 3M	2.71%		(289,634)	(7,861)	(12,214)	(5,017)
EURIBOR 6M	2.57%		(19,550)	(502)	(819)	(445)
				(658,121)	(775,157)	(287,997)

iii)	Market price risk

The Company is also exposed to market risks related to the volatility of commodity and input prices. In line with its risk management policy, risk mitigation strategies involving commodities may be used to reduce cash flow volatility. These mitigation strategies may incorporate derivative instruments, predominantly forward, futures, and options transactions.

Below are the price risk protection instruments, as shown in the following topics:

55

(In thousands of Reals, unless stated otherwise)

a) Cash flow hedge accounting – “Platts” index

To better reflect the accounting effects of the "Platts" hedge strategy on the result, CSN Mineração opted to formally designate the hedge and, consequently, adopted hedge accounting for the iron ore derivative as a hedge accounting instrument for its highly probable future iron ore sales. As a result, the mark-to-market arising from the "Platts" volatility will be temporarily recorded in equity and will be taken to the income statement when the sales occur according to the contracted evaluation period. This allows the recognition of "Platts" volatility on iron ore sales to be recognized at the same time.

The Company has periodically reviewed market scenarios to assess its exposure to iron ore price risk to ensure adequate coverage of market price fluctuations. This process involves monitoring fluctuations and trends in global prices, in addition to considering economic and geopolitical factors that may impact the value of this commodity.

The table below presents the results of the derivative instrument as of December 31, 2025:

				12/31/2025	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024
		Appreciation (R$)		Fair value (market)	Other operating income expenses		Other comprehensive income		Financial income and expenses (note 30)
Maturity	Notional	Asset position	Liability position	Amounts receivable / (payable)
01/01/2024 to 06/30/2024 (Settled)	Platts					452,906				19,446
03/01/2025 to 11/30/2025 (Settled)	Platts				93,419				(180)
12/01/2025 to 12/31/2025 (1)	Platts	1,800,454	(1,837,234)	(36,780)	(36,162)				(618)
01/01/2026 to 01/31/2026	Platts	1,181,900	(1,203,692)	(21,792)			(21,361)		(431)
02/01/2026 to 02/28/2026	Platts	529,067	(536,151)	(7,084)			(6,961)		(123)
03/01/2026 to 03/31/2026	Platts	229,249	(230,947)	(1,698)			(1,705)		7
04/01/2026 to 04/30/2026	Platts	28,791	(28,741)	50			50		(1)
		3,769,461	(3,836,765)	(67,304)	57,257	452,906	(29,977)		(1,346)	19,446
(1)	This transaction matured on December 31, 2025 and was settled in early January 2026.

Changes in amounts related to cash flow hedge accounting - "Platts" index recorded in shareholders' equity on December 31, 2025 is demonstrated as follows:

	12/31/2024	Movement	Realization	12/31/2025
Cash flow hedge – “Platts”		27,280	(57,257)	(29,977)
Income tax and social contribution on cash flow hedge		(9,275)	19,467	10,192
Fair Value of cash flow hedge - Platts, net		18,005	(37,790)	(19,785)

The cash flow hedge - "Platts" index was fully effective since the contracting of derivative instruments.

To support the designations, the Company prepared formal documentation indicating how the cash flow hedge accounting designation - "Platts" index aligns with CSN's risk management objectives and strategy, identifying the protection instruments used, the hedge object, the nature of the risk to be protected, and demonstrating the expectation of high effectiveness of the designated relationships. Iron ore derivative instruments ("Platts" index) were designated in amounts equivalent to the portion of future sales, comparing the designated amounts with the expected and approved amounts in the budgets of the Management and Board.

b) Cash flow hedge accounting

Foreign Exchange Hedge Accounting

The Company and its subsidiary CSN Mineração formally designate cash flow hedge relationships to protect highly probable future flows exposed to the dollar related to sales made in dollars.

With the objective of better reflecting the accounting effects of the foreign exchange hedge strategy in the results, CSN and its subsidiary CSN Mineração designated part of their dollar liabilities as a hedge instrument for their future exports. As a result, the exchange rate variation from designated liabilities will be temporarily recorded in shareholders' equity and will be transferred to the income statement when the respective exports occur, thus allowing the recognition of dollar fluctuations on the liability and exports to be recorded at the same time. It is emphasized that the adoption of this hedge accounting does not imply the contracting of any financial instrument.

56

(In thousands of Reals, unless stated otherwise)

The table below presents a summary of the Company’s hedging relationships as of December 31, 2025:

									12/31/2025
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortized part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(965,961)	(163,673)	(654,690)
10/1/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2020 to November 2025 until December 2050	4.0745	1,416,000	(1,416,000)	(75,717)	(1,214,600)
01/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2027 - January 2028	4.2064	1,000,000			(1,296,000)
6/6/2024	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2024 - February 2025	5.2700	30,000	(30,000)	(17,961)
1/6/2022	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - April 2032	4.7289	1,145,000	(360,000)	(130,497)	(607,198)
1/12/2022	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2031	5.0360	490,000	(37,000)		(211,279)
1/12/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - December 2025	5.2565	100,000	(100,000)	(24,590)
05/16/2024	Export Prepayments in US$ with third parties, ACC and Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	September 2024 - March 2035	5.1270	1,202,000	(248,400)	(71,590)	(357,981)
06/25/2024	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2024 - February 2025	5.4405	10,000	(10,000)	(2,853)
Total recognized at the parent company						6,735,761	(3,167,361)	(486,881)	(4,341,748)
1/6/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - May 2033	4.7289	878,640	(260,060)	(81,905)	(478,472)
1/12/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2027	5.0360	70,000			(32,559)
05/16/2024	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2025 - March 2035	5.1270	208,717	(81,686)	(5,039)	(47,687)
Total recognized in the consolidated						7,893,118	(3,509,107)	(573,825)	(4,900,466)

The net balance of the amounts designated and previously amortized in US Dollars totals US$ 4,384,011 (US$ 2,877,563 as of December 31, 2024).

In the hedge relationships described above, the values of the debt instruments were fully designated for equivalent portions of iron ore exports.

As of December 31, 2025, the hedging relationships established by the Company were effective, according to prospective and retrospective tests that were carried out. Thus, no reversal due to ineffectiveness of cash flow hedge accounting was recorded.

c) Net Overseas Investment Hedge

The information related to the hedge of net investment abroad has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2024. The balance of shareholders' equity recorded on December 31, 2025 and December 31, 2024 totaled R$ 6,292,800.

d) Hedge accounting transactions

Changes in amounts related to cash flow hedge accounting recorded in shareholders' equity on December 31, 2025, is demonstrated as follows:

57

(In thousands of Reals, unless stated otherwise)
				Consolidated
	12/31/2024	Movement	Realization	12/31/2025
Cash flow hedge	(8,970,450)	3,496,160	573,825	(4,900,465)
Income tax and social contribution on cash flow hedge	3,049,954	(1,188,694)	(195,100)	1,666,160
Fair Value of cash flow accounting, net taxes	(5,920,496)	2,307,466	378,725	(3,234,305)

				Parent Company
	12/31/2024	Movement	Realization	12/31/2025
Cash flow hedge	(7,612,357)	2,783,728	486,881	(4,341,748)
Income tax and social contribution on cash flow hedge	2,588,202	(946,467)	(165,540)	1,476,195
Fair Value of cash flow accounting, net taxes	(5,024,155)	1,837,261	321,341	(2,865,553)

iv)	Credit risks

The exposure to credit risks of financial institutions observes the parameters established in the financial policy. The Company's practice is the detailed analysis of the equity and financial situation of its customers and suppliers, the establishment of a credit limit and the permanent monitoring of its outstanding balance.

Regarding financial investments, the Company only makes investments in institutions with low credit risk assessed by credit rating agencies. Since part of the resources is invested in repurchase agreements that are backed by Brazilian government securities, there is also exposure to the credit risk of the Brazilian State.

Regarding credit risk exposure in trade and other receivables, the Company has a credit risk committee where each new customer is individually analyzed for their financial condition before credit limits and payment terms are granted. This is periodically reviewed according to the procedures specific to each business area.

v)	Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of the mismatch of term or volume between expected receipts and payments.

Future receipt and payment premises are established to manage cash liquidity in domestic and foreign currencies, which are monitored on a day-to-day basis by the Treasury department. Payment schedules for long-term installments of loans, financing and debentures are presented in note 14.

Amounts below represent contractual maturities for financial liabilities including interest:

						Consolidated
At December 31, 2025	Ref.	Less than one year	From one to two years	From two to five years	Over five years	Total
Loans, financing and debentures	14.b	10,522,974	14,615,628	12,949,869	15,504,149	53,592,620
Lease liabilities	16	238,702	317,504	132,888	404,645	1,093,739
Derivative transactions	19				153,507	153,507
Trade payables	17	7,162,929	63,214	3,203	390	7,229,736
Trade payables - Forfaiting	17.a	2,905,018				2,905,018
Dividends and interest on capital	19	125,062				125,062
Concessions to be paid	19	13,350	13,350	40,050	25,019	91,769
		20,968,035	15,009,696	13,126,010	16,087,710	65,191,451

Fair values of assets and liabilities in relation to book value

Assets and liabilities measured at fair value through profit or loss are recognized under financial results. However, when designated for hedge accounting operations, fair value adjustments are recorded under other comprehensive income up until the moment they are realized, when they are then recorded under other operating income (expenses), according to the nature of the operation.

58

(In thousands of Reals, unless stated otherwise)

The amounts are recorded in the financial statements at their book value, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except for the amounts below.

The estimated fair value for certain consolidated long-term loans and financing were calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

		12/31/2025		12/31/2024
	Closing Balance	Fair value	Closing Balance	Fair value
Fixed Rate Notes (*)	19,728,321	16,958,019	22,204,604	19,584,985
(*)	Source: Bloomberg

15.c)	Protective instruments: Derivatives

Position of the derivative financial instruments portfolio

Foreign exchange swap CDI x Dollar

In October 2023, the Company entered into a new swap agreement with the purpose of mitigating the risk associated with an External Credit Note (NCE) acquired during the same period, whose maturity is scheduled for October 2028, and which has a principal amount of R$ 680,000.

In January 2025, the Company entered into a new swap agreement with the purpose of mitigating the risk associated with an External Credit Note (NCE) acquired during the same period, whose maturity is scheduled for January 2028, and which has a principal amount of US$ 50,000.

Real x Dollar Foreign Exchange Swap

The Subsidiary CSN Cimentos Brasil, after receiving foreign currency loan in the amount of US$ 115,000, contracted derivative instruments in order to hedge again foreign exchange exposure to the dollar. This transaction was settled in June 2025.

In July 2024, CSN Cimentos Brasil again, after obtaining a foreign currency loan in the amount of US$ 50,000, contracted derivative transactions to hedge its exposure against the dollar. These transactions will mature in July 2027.

Interest swap CDI x IPCA

CSN Mineração, CSN Cimentos Brasil and CSN issued debentures during the years 2021, 2022 and 2023, respectively, and contracted derivative operations to protect their exposure to IPCA. The CSN Mineração contracts have staggered maturities between 2031 and 2037, the CSN Cimentos contracts mature in 2038, and CSN's between 2030 and 2038.

Below is the position of derivatives:

59

(In thousands of Reals, unless stated otherwise)
								Consolidated
							12/31/2025	12/31/2024
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) (note 30)
Instrument	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap
Exchange rate swap Dollar x Euro - Lusosider	Settled
Exchange rate swap CDI x Dollar - CSN	2028	Real	975,000	1,026,321	(1,143,441)	(117,120)	84,960	(16,557)
Dollar x Real swap - CSN Cimentos Brasil	2027	Dollar	50,000	296,793	(312,436)	(15,643)	(180,672)	58,392
Exchange rate swap Dollar x CDI - Grupo Estrela	2027	Real	311,971	214,896	(235,146)	(20,250)	(53,029)
Total Exchange rate Swap				1,538,010	(1,691,023)	(153,013)	(148,741)	41,835
Interest rate swap
Interest rate (Debentures) CDI x IPCA - CSN	2030 to 2039	Real	2,012,358	2,143,849	(2,195,014)	(51,165)	(28,375)	(211,993)
Interest rate (Debentures) CDI x IPCA - CSN Mineração	2031 to 2037	Real	2,400,000	2,748,344	(2,769,908)	(21,564)	(25,339)	(406,992)
Interest rate (Debentures) CDI x IPCA - CSN Cimentos Brasil	2032	Real	1,200,000	1,399,848	(1,327,719)	72,129	(16,048)	(172,951)
Total interest rate (Debentures) CDI x IPCA				6,292,041	(6,292,641)	(600)	(69,762)	(791,936)

				7,830,051	(7,983,664)	(153,613)	(218,503)	(750,101)

Classification of derivatives in the balance sheet and income statement

						12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Instruments	Assets		Liabilities			Other operating income expenses		Other comprehensive income		Financial income (expenses), net (note 30)
	Current	Total	Current	Non-current	Total
Iron ore derivative			(67,304)		(67,304)	57,257	452,906	(29,976)		(1,346)	19,447
Exchange rate swap CDI x Dollar	494	494		(137,864)	(137,864)					31,931	(146,528)
Exchange rate swap CDI x IPCA (1)				(600)	(600)					(69,762)	(791,938)
Dollar x Real swap				(15,643)	(15,643)					(180,672)	188,365
	494	494	(67,304)	(154,107)	(221,411)	57,257	452,906	(29,976)	-	(219,849)	(730,654)

(1)	SWAP CDI x IPCA derivative instruments are classified in the loans and financing group, since they are linked to bonds with the purpose of protecting against IPCA exposure.

15.d)	Investments in securities measured at fair value through profit or loss

The Company holds common shares (USIM3), preferred shares (USIM5) of Usiminas Siderúrgica de Minas Gerais S.A. (“Usiminas”). Usiminas shares are classified as current assets in financial investments and at fair value, based on the market price quotation on B3.

According to the Company's policy, gains and losses resulting from changes in stock prices are recorded directly in the income statement under financial income for shares classified as financial investments and under other operating income and expenses for shares classified as investments.

vi)	Stock Market Price Risks

Class of shares	12/31/2025				12/31/2024				12/31/2025	12/31/2024
	Quantity	Interest (%)	Share price	Closing Balance	Quantity	Equity interest (%)	Share price	Closing Balance	Profit or loss (note 30)
USIM3	35,192,508	4.99%	5.96	209,747	106,620,851	15.12%	5.32	567,222	(43,728)	(413,689)
USIM5	27,336,117	4.99%	5.95	162,650	55,144,456	10.07%	5.32	293,369	(13,834)	(218,923)
				372,397				860,591	(57,562)	(632,612)

The Company is exposed to the risk of changes in share prices due to investments measured at fair value through profit or loss that have their quotations based on market price on B3.

Sensitivity analysis for stock price risks

We present below the sensitivity analysis for the risks related to the stock price variation. The Company evaluated two distinct scenarios for the impact of price fluctuations: Scenario 1 (extreme optimistic) forecasts a horizon of price appreciation, and Scenario 2 (extreme pessimistic) considers a horizon of deterioration in price volatility. This calculation was based on the closing price of the shares on December 31, 2025, using assumptions based on both the dispersion of historical variations in prices and projections prepared by Management.

60

(In thousands of Reals, unless stated otherwise)

The effects on the result, considering the probable scenarios, 1 and 2 are shown below:

							12/31/2025
Class of shares	Quantity	Share price on 12/31/2025	Extreme Optimistic Scenario share price	Extreme Pessimistic Scenario share price	Closing Balance	Extreme Optimistic Scenario (1)	Extreme Pessimistic Scenario (2)

USIM3	35,192,508	5.96	6.53	3.82	209,747	20,201	(75,342)
USIM5	27,336,117	5.95	6.52	3.82	162,650	15,665	(58,308)
					372,397	35,866	(133,650)

15.e)	Capital Management

The Company seeks to optimize its capital structure with the purpose of reducing its financial costs and maximizing return to its shareholders. The following chart demonstrates the evolution of the Company's consolidated capital structure, with financing through equity and third-party capital:

Thousands of Reais	12/31/2025	12/31/2024
Shareholder's equity (equity)	15,736,350	15,459,116
Borrowings and Financing (Third-party capital)	52,924,547	56,914,621
Gross Debit/Shareholder's equity	3.36	3.68

Accounting policy

The Company's financial instruments are classified based on the definition of the Company's business model and, in the case of financial assets, cash flow characteristics.

On initial recognition, financial assets can be classified into three categories: assets measured at amortization cost, fair value through profit or loss and fair value through other comprehensive income.

Financial assets are written off whenever the rights to receive cash flows have expired or have been transferred. In the latter case, assets are written of provided that the Company has significantly transferred all risks and benefits of ownership.

If the company is substantially subject to the entirety of the risks and benefits of the financial asset's ownership, it must continue to recognize this asset.

Financial liabilities are classified as amortized cost or fair value through profit or loss. Management determines the classification of its financial liabilities at initial recognition.

Financial liabilities are written off only when they are extinguished, that is, when the obligation specified in the contract is settled, cancelled, or expires. The Company also extinguishes a financial liability when the terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis or when the realization of the asset and settlement of the liability occur simultaneously.

61

(In thousands of Reals, unless stated otherwise)

Derivative instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently measured at fair value with variations recorded against profit or loss under Financial Income in the income statement.

Hedge accounting: The Company adopts hedge accounting and designates certain financial liabilities as a hedge instrument for exchange rate risk and price risk (Platts index) associated with cash flows from forecast and highly probable exports (cash flow hedge).

At the beginning of the operation, the Company documents the relationships between the hedging instruments and the hedged items (expected exports), as well as the objectives of risk management and the strategy for carrying out various hedging operations.

Furthermore, it documents its assessment, both at the beginning of the hedge and on an ongoing basis, that hedging operations are highly effective in offsetting variations in the cash flows of hedged items.

The effective portion of changes in the fair value of financial liabilities designated and qualified as cash flow hedges is recognized in equity, under the heading "Hedge Accounting". Gains or losses related to the non-effective portion are recognized in other operating expenses/revenues, when applicable.

The gains and losses from Cash Flow Hedge Accounting of debt financial instruments and iron ore derivative financial instruments will not immediately affect the Company's income, but only as exports are realized.

The accumulated amounts in equity are realized in the operating result in the periods when the projected exports affect the result.

Whenever a hedging instrument is prescribed or is settled in advance, or the hedging relationship no longer meets Hedge Accounting accounting criteria, any accumulated gain or loss existing in equity at that time remains recorded under shareholders' equity and, from that moment on, changes in exchange rate are recorded under profit or loss. When the forecasted transaction is carried out, the gain or loss is reclassified to operating income. When a forecasted operation is no longer expected to occur, the cumulative gain or loss that had been presented in equity is immediately transferred to the income statement under the heading "Other Operations".

Investment Hedge: The Company designates for the net investment hedge a part of its financial liabilities as a hedging instrument of its investments abroad with a functional currency different from the Group's currency in accordance with CPC38/IAS39 and CPC48/IFRS9. This relationship occurs, therefore, financial liabilities are related to investments in the amounts necessary for the effective relationship.

At the beginning of the transaction, the Company documents the relationships between hedging instruments and hedged objects, as well as the objectives of risk management and the strategy for carrying out hedging operations. The Company also documents its assessment, both at the beginning of the hedge and on an ongoing basis, that hedging operations are highly effective in offsetting variations in hedged items.

The effective portion of changes in the fair value of financial liabilities designated and qualified as net investment hedge is recognized in shareholders' equity, under Hedge Accounting. Gains or losses related to the non-effective part are recognized in Other Operations, when applicable. If at any point in the hedging relationship the debt balance exceeds the investment balance, the foreign exchange variation on the excess debt will be reclassified to the income statement as other operating income/expenses (hedge ineffectiveness).

The accumulated amounts in equity will be realized in the income statement through the disposal or partial disposal of the foreign operation.

62

(In thousands of Reals, unless stated otherwise)

16.	LEASE LIABILITIES

The lease liabilities are presented below:

		Consolidated		Parent Company
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Leases	2,469,723	2,122,768	43,430	46,760
Adjusted present value - Leases	(1,375,984)	(1,282,463)	(6,335)	(8,307)
	1,093,739	840,305	37,095	38,453
Classified:
Current	238,702	206,323	11,525	10,229
Non-current	855,037	633,982	25,570	28,224
	1,093,739	840,305	37,095	38,453

The Company hold lease agreements for port terminals in Itaguaí, the Solid Bulk Terminal – TECAR, used for the loading and unloading of iron ore and other materials and the Container Terminal – TECON, which are subject to remaining terms of 22 and 25 years, respectively, as well as a lease agreement for railroad operations using the Northeast network with a remaining term of 2 years and a land lease agreement located in Taubaté, São Paulo, in order to expand operations in the Steel segment for a remaining term of 17 years.

Additionally, the Company has leasing contracts for operational equipment, mainly used in mining, cement, and steel operations, and properties used as operational facilities and administrative and sales offices in various locations where the Company operates, with remaining terms of 1 to 19 years.

The present value of future obligations was measured using the implicit rate observed in the contracts, and for contracts that did not have a rate, the Company applied the incremental rate of loans – IBR, both in nominal terms.

The average rates used in measuring new lease liabilities in the consolidated and parent company are demonstrated in the table below:

12/31/2025
Contract term (in years)	Incremental Rate (p.a.)
1	16.04%
2	15.56%
3	15.09%
5	11.14%

The reconciliation of lease liabilities is shown in the table below:

			Consolidated		Parent Company
	Ref.	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Opening balance		840,305	733,761	38,453	6,999
New leases		72,305	14,117
Contract review		244,543	285,533	8,238	41,973
Write-off		(12,050)	(915)
Payments		(371,467)	(308,201)	(12,997)	(12,650)
Interest appropriated		115,529	99,998	3,401	2,131
Acquisition of stakes in subsidiaries	3	209,178
Exchange variation		(4,604)	16,012
Net balance		1,093,739	840,305	37,095	38,453

63

(In thousands of Reals, unless stated otherwise)

The estimated future minimum payments for the lease agreements include determinable variable payments, which are certain to occur based on minimum performance and contractually fixed rates.

As of December 31, 2025, the Company’s payments were are as follows:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	267,053	801,602	1,401,068	2,469,723
Adjusted present value - Leases	(28,351)	(351,210)	(996,423)	(1,375,984)
	238,702	450,392	404,645	1,093,739

•	Recoverable PIS and COFINS

Lease liabilities were measured by the value of the considerations with suppliers, that is, without considering tax credits that apply after payment. The potential right to PIS and COFINS embedded in the lease liability is shown below:

		Consolidated		Parent Company
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Leases	2,376,597	2,040,811	40,979	46,202
Adjusted present value - Leases	(1,371,252)	(1,279,742)	(5,938)	(8,225)
Potencial PIS and COFINS credit	219,835	188,775	3,791	4,274
Adjusted present value – Potential PIS and COFINS credit	(126,841)	(118,376)	(549)	(761)

Lease payments not recognized as liabilities:

The Company chose not to recognize lease liabilities in contracts with a term of less than 12 months and for low value assets. Payments made for these contracts are recognized as expenses when incurred.

The Company has lease contracts for port terminals (TECAR and TECON) and a concession contract for the operation and development of public rail freight transport services in the Northeast Network I (FTL). Although these contracts establish minimum performance requirements, it is not possible to determine their cash flow since the payments are entirely variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred.

The expenses related to payments not included in the measurement of the lease liability are:

		Consolidated		Parent Company
	12/31/2025	12/31/2024	12/31/2025	12/31/2025
Contract less than 12 months		880
Lower Assets value	13,161	11,455	8,509	8,133
Variable lease payments	355,769	355,359
	368,930	367,694	8,509	8,133

Accounting policy

When entering into a agreement, the Company assesses whether the agreement is, or contains, a lease. The lease is characterized by a rental or transmission of right of use for a determined time in exchange for monthly payments. The leased asset must be clearly specified.

The Company determines in the initial recognition, the lease term or non-cancellable term, which will be used in the measurement of the right of use and the lease liability. The lease term will be reassessed by the Company when a significant event or significant change in circumstances occurs that are in the control of the lessee and affects the non-cancellable term. The Company adopts an exemption from recognition, as provided for in the standard, for the lessee of contracts with terms of less than 12 (twelve) months, or whose underlying asset object of the contract is of low value.

64

(In thousands of Reals, unless stated otherwise)

On the commencement date, the Company recognizes the right-of-use asset and the lease liability at present value. The right-of-use asset must be measured at cost. The cost includes the lease liability, initial costs, prepayments, estimated costs to dismantle, remove, or restore. The lease liability is measured at the start date by the Company at the present value of lease payments made on that date. Payments are discounted at the interest rate implicit in the lease, or if the rate cannot be determined, an incremental rate will be used on the Company's loan.

For contracts that the Company determines the business rate, it is understood that this rate is the rate implied in nominal terms and to which it is applied in discounting the flow of future payments. For contracts without a fixed interest rate, the Company applied the incremental borrowing rate obtained through consultations with the banks with which it has a relationship, adjusted for the forecast inflation for the next few years.

For the subsequent measurement, the cost method for the right-of-use asset is used and the requirements of CPC 27 – Property, plant and equipment are applied in depreciation. However, for the purpose of depreciation, the Company determines the use of the straight-line method based on the remaining useful life of the assets or for the term of the contract, whichever is shorter.

The effects of PIS and COFINS to be recovered generated after the effective payment of the obligations will be recorded as a reduction of the depreciation expenses of the right of use and the financial expenses recognized monthly.

CPC 01 (R1) – Impairment of Assets will also be applied in order to determine whether the right-of-use asset has impairment problems and to account for any identified impairment loss.

In accordance with the guidelines of CPC 06(R2) / IFRS 16, the Company uses the discounted cash flow technique in the measurement and remeasurement of lease and right-of-use liabilities, without considering the inflation projected in the flows to be discounted.

17.	TRADE PAYABLES

		Consolidated		Parent Company
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Trade payables	7,323,417	7,172,161	4,005,857	3,646,232
(-) Adjusted present value	(93,681)	(98,164)	(60,933)	(49,572)
	7,229,736	7,073,997	3,944,924	3,596,660

Classified:
Current	7,162,929	7,030,734	3,941,596	3,596,080
Non-current	66,807	43,263	3,328	580
	7,229,736	7,073,997	3,944,924	3,596,660

17.a)	Trade payables – Forfaiting

		Consolidated		Parent Company
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
In Brazil	2,231,266	2,159,399	1,250,533	1,525,579
Abroad	673,752	743,194	673,752	688,903
	2,905,018	2,902,593	1,924,285	2,214,482

65

(In thousands of Reals, unless stated otherwise)

The Company discloses and classifies in a specific group its forfaiting operations with suppliers where the nature of the securities continue to be part of the Company's operating cycle. These transactions are negotiated with financial institutions to enable the Company's suppliers to anticipate receivables arising from sales of goods and, consequently, to extend the payment terms of the Company's own obligations.

The Company maintained a balance of R$ 2,905,018 and R$ 2,902,593 in the Consolidated as of December 31, 2025 and December 31, 2024, respectively. It maintained a balance of R$ 1,924,285 and R$ 2,214,482, respectively, in the Parent Company. The term of these operations ranges from 180 days to 360 days.

The table below provides a comparison of the payment terms for invoices with and without a drawn risk transaction, in the case of the exclusive acquisition of assets as of a base date of December 31, 2025:

		Consolidated
Trade payables	Forfaiting	No Forfaiting
Due between 1 and 180 days	2,128,326	5,275,445
Due between 181 to 360 days	776,692	1,887,484
Over 360 days		66,807
Total	2,905,018	7,229,736

Impact of variations without effect on cash flows as of December 31, 2025:

Consolidated
Exchange variation	2,751
Interest Appropriation	13,998
Total	16,749

Accounting policy

Suppliers

They are initially recognized at fair value, and subsequently measured at amortized cost, using the effective interest rate method and brought to present value when applicable on the date of the transactions, based on the Company's estimated cost of capital rate.

Drawee Risk and Forfaiting

The Company classifies financial liabilities arising from financing agreements with suppliers under a specific line item in the balance sheet. This is the case when the financing agreement with suppliers is part of the working capital used in the Company's normal operating cycle and the terms of the liabilities that are part of the supply chain financing agreement are not substantially different from the terms of trade accounts payable that are not part of the agreement.

Cash flows related to liabilities arising from financing agreements with suppliers are presented in operating activities in the statement of cash flows. The financial costs of the operation, when applicable, are shown in note 30.

18.	CONTRACT LIABILITY (ADVANCES TO CUSTOMERS)

Contract liabilities classified as current and non-current liabilities are comprised as follows:

66

(In thousands of Reals, unless stated otherwise)

		Consolidated		Parent Company
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Iron ore	11,597,794	11,625,627
Others	1,776,909	2,143,864	1,220,004	1,481,918
	13,374,703	13,769,491	1,220,004	1,481,918

Classified:
Current	4,347,937	3,648,639	481,905	382,350
Non-current	9,026,766	10,120,852	738,099	1,099,568
	13,374,703	13,769,491	1,220,004	1,481,918

Iron Ore: refers to iron ore supply contracts with important international players executed by the Company.

Advances were made as follows:

(i)	Contracts entered into by subsidiaries

Transaction Date	Amount	Volume	Term
06/28/2024	US$ 255 million	6,5 millions tons	4 years
09/25/2024	US$ 450 million	9,7 millions tons	4 years
09/27/2024	US$ 300 million	7,2 millions tons	4 years
12/17/2024	US$ 355 million	8,1 millions tons	5 years
06/30/2025	US$ 241 million	5,9 millions tons	4 years
08/29/2025	US$ 300 million	7,2 millions tons	4 years

(ii)	Intercompany agreements entered into by and between subsidiaries:

Transaction Date	Amount	Volume	Term
11/03/2025	US$ 367 million	7,9 millions tons	4 years
12/03/2025	US$ 405 million	9,7 millions tons	3 years
12/03/2025	US$ 150 million	3,2 millions tons	4 years
12/03/2025	US$ 158 million	3,8 millions tons	4 years
12/03/2025	US$ 300 million	7,2 millions tons	5 years
12/26/2025	US$ 241 million	5,9 millions tons	4 years

Accounting policy

The Company recognizes as contract liabilities the advance receipts from customers, until the contractual criteria for revenue recognition and amortization of the amounts received are met.

In addition, the Company recognizes as customer advances the payments received in excess due to adjustments by the Platts index quotation that determines the price practiced in iron ore sales contracts.

19.	OTHER PAYABLES (CURRENT AND NON-CURRENT)

The other payables classified in current and non-current liabilities are comprised as follows:

67

(In thousands of Reals, unless stated otherwise)
					Consolidated				Parent Company
	Ref.	Current		Non-current		Current		Non-current
		12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Related party liabilities	24.b	50,241	45,816		20,850	622,306	629,654	312,889	402,406
Derivative financial instruments	15	67,304		153,507	157,857			117,120	157,857
Dividends and interest on capital	15	358,040	61,965			6,059	6,242
Liabilities fron the business combination		377,411		470,890	94,404	129,688		457,090	94,404
Taxes in installments		30,727	56,226	88,906	103,955	17,265	16,504	50,026	53,320
Profit sharing - employees		327,663	235,789			170,735	123,325
Taxes payable				10,266	9,767			10,266	9,767
Provision for consumption and services		275,577	202,006			30,882	18,129
Trade payables	17			66,807	43,263			3,328	580
Lease liabilities	16	238,702	206,323	855,037	633,982	11,525	10,229	25,570	28,224
Concessions to be paid	15	13,350	12,555	78,419	78,728
Other payables		143,471	480,090	525,838	581,135	56,319	377,137	217,060	243,140
		1,882,486	1,300,770	2,249,670	1,723,941	1,044,779	1,181,220	1,193,349	989,698

20.	INCOME TAX AND SOCIAL CONTRIBUTION

20.a)	Income tax and social contribution recognized in profit or loss:

Income tax and social contribution recognized in profit or loss for the year are as follows:

		Consolidated		Parent Company
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Income tax and social contribution income (expense)
Current	(899,460)	(1,300,719)	7,172	27,900
Deferred	1,094,263	1,305,927	1,274,539	942,394
Global Minimum taxation - Pillar 2	(22,011)
	172,792	5,208	1,281,711	970,294

Provisional Measure No. 1.262 and RFB Normative Instruction No. 2,228 were published in 2024. These measures established additional CSLL levied for purposes of compliance with Pillar Two Model Rules (GloBE) and were aimed at establishing a minimum effective taxation of 15% for Brazil starting in 2025, in line with the rules applied to other countries. The Company is evaluating impacts arising from previously regulated standards, and identified Top-up-tax adjustment in Switzerland and other jurisdictions are considered in principle to be under review by external consultancy.

The reconciliation of the consolidated and Parent Company’s income tax and social security contribution expenses and income and the effective tax rate on income before IRPJ and CSLL are shown below:

		Consolidated		Parent Company
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Profit/(Loss) before income tax and social contribution	(1,679,518)	(1,543,349)	(3,284,085)	(3,562,145)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	571,036	524,739	1,116,589	1,211,130
Adjustment to reflect the effective rate:
Equity in results of affiliated companies(1)	1,014,282	188,205	399,564	27,785
Effect of differentiated rates and tax-exempt profits in investments	(1,209,761)	(814,713)
Transfer Price Adjustment and Profits Abroad	(70,837)	(67,580)	(70,477)	(67,441)
Income taxes and social contribution on foreign profit	7,172	10,200	7,172	10,200
Indebtdness limit	(10,384)	(12,778)	(10,384)	(12,778)
Tax incentives	65,013	102,087
Interest on equity	87,912	79,282	(202,108)	(150,765)
Recognition/(reversal) of tax credits	(64,690)	(62,088)
Reversal for deferred income tax and social contribution credit	(188,975)
Other permanent deductions (add-backs)	(27,976)	57,854	41,355	(47,837)
Income tax and social contribution in net income for the period	162,408	5,208	1,271,327	970,294
Effective tax rate	10%	0%	39%	27%
(1)	These amounts reflect the effect of neutralizing the gain calculated on CSN’s sale of MRS's shares to its subsidiary CSN Mineração. As described in Note 10.a, this transaction generated an accounting gain at the parent company; however, since this transaction was performed under common control, this amount was neutralized through the investee’s unrealized profit.

68

(In thousands of Reals, unless stated otherwise)

20.b)	Deferred income tax and social contribution:

Deferred income tax and social contribution balances are as follows:

	Consolidated	Parent Company
Balance at January 1, 2024	4,729,632	3,213,410
Recognized in profit and loss	1,305,927	942,394
Recognized in equity	769,162	594,529
Use of tax credit in installment program	(724)
Balance at December 31, 2024	6,803,997	4,750,333
Recognized in profit and loss	1,094,263	1,274,539
Recognized in equity	(1,387,336)	(1,138,951)
Balance at December 31, 2025	6,510,924	4,885,921

The Company's corporate structure includes foreign subsidiaries, the income of which is taxed in the respective countries. During the period between 2021 and 2025, these subsidiaries generated profits in the amount of R$ 8,276. If the Brazilian tax authorities understand that these profits are subject to additional taxation in Brazil through income tax and social security contributions, these amounts, if due, would total approximately R$ 2,814.

The Company, based on the position of its legal advisors, assessed only as possible the probability of loss in case of a possible tax challenge and, as a result, there was no provision was recognized in Financial Statements.

Furthermore, Management evaluated the precepts of IFRIC 23 - "Uncertainty Over Income Tax Treatments" and recognized in 2021 the credit for the unconstitutionality of IRPJ and CSLL incidence on SELIC interest of mora values received due to tax undue repetition.

A sensitivity analysis of tax credit consumption was conducted considering a variation of macroeconomic assumptions, operational performance, and liquidity events. Thus, considering the results of the study, which indicates that it is probable the existence of taxable income to use the balance of deferred income tax and social contribution.

69

(In thousands of Reals, unless stated otherwise)
	Consolidated	Parent Company
2026	1,923,153	1,640,544
2027	(382,208)	(533,348)
2028	200,491	59,507
2029	368,890	204,698
2030 and beyond	4,990,049	3,514,520
Deferred asset	7,100,375	4,885,921
Deferred liabilities - Parent Company
Net deferred asset	7,100,375	4,885,921
Deferred liabilities - subsidiaries	-
Net deferred asset	7,100,375	4,885,921

20.c)	Changes in deferred income tax and social contribution

The following shows the changes of deferred taxes:

			Consolidated		Parent Company
	Ref.	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Deferred
Income tax losses		4,578,638	3,896,856	2,657,671	2,286,697
Social contribution tax losses		1,585,078	1,336,041	983,143	848,003
Temporary differences		347,208	1,571,100	1,245,107	1,615,633
Tax, social security, labor, civil and environmental provisions		391,345	559,621	163,124	173,463
Estimated losses on assets		375,880	267,768	234,210	164,297
Gains/(Losses) on financial assets		296,640	565,250	261,604	634,428
Actuarial Liabilities (Pension and Health Plan)		141,088	165,418	128,915	154,415
Provision for consumption and services		22,911	4,933	15,074	4,215
Cash Flow Hedge and Unrealized Exchange Variations		886,799	2,014,231	628,018	1,419,712
(Gain) on loss of control of Transnordestina		(224,096)	(224,096)	(224,096)	(224,096)
Fair Value SWT/CBL Acquisition		(149,490)	(149,489)
Business combination		(1,462,402)	(1,425,853)	(721,992)	(721,992)
Unrealized results – transactions between related parties		783,127		799,366
(Losses)/Estimated reversal for deferred income tax and social contribution credits (1)		(188,975)
Others (2)		(525,619)	(206,683)	(39,116)	11,191
Total		6,510,924	6,803,997	4,885,921	4,750,333

Total Deferred Assets		7,100,375	7,345,326	4,885,921	4,750,333
Total Deferred Liabilities		(589,451)	(541,329)
Total Deferred		6,510,924	6,803,997	4,885,921	4,750,333

(1)	Reversal of Assets: In 2025, the Company fully reversed the deferred tax assets at the subsidiaries Prada and Mipe. Write-off is based on CPC 32, due to the absence of the expected generation of future taxable profits that will allow these credits to be recovered.

(2)	The item 'Other' comprises the tax effects on temporary differences, mainly comprising PLR provisions and interest capitalized in subsidiaries (notably CSN and CMIN, which represent 28% of the balance). In compliance with the recoverability criteria set forth in CPC 32 (IAS 12), Management chose not to establish deferred assets for the Company’s Prada, ERSA and FTL facilities (which represents 43% of the identified amount), given the absence of convincing evidence of the generation of taxable profit over the short term for these specific operations.

70

(In thousands of Reals, unless stated otherwise)

20.d)	Income tax and social contribution recognized in equity

Income tax and social contribution recognized directly in equity are shown below:

		Consolidated		Parent Company
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Income tax and social contribution
Actuarial gains on defined benefit pension plan	50,702	76,876	43,730	70,673
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge	1,590,839	2,906,859	1,476,195	2,588,202
Gain on sale of shares	(1,158,102)	(1,158,102)	(1,158,102)	(1,158,102)
	158,089	1,500,283	36,473	1,175,423

Accounting policy

Current income tax and social contribution are calculated based on the tax laws enacted, on the balance sheet date, including in the countries in which the Group's entities operate and generate taxable profit. Management periodically evaluates the positions assumed in the calculation of income taxes in relation to situations in which the applicable tax regulations are subject to interpretation and establishes provisions, when appropriate, based on the estimated amounts of payment to the tax authorities. Expenses with income tax and social contribution comprise current and deferred income taxes and are recognized in profit or loss, unless they are related to the business combination, or items directly recognized in shareholders' equity.

Current tax expense is the expected tax payable on taxable income for the year, using enacted or substantively enacted tax rates at the balance sheet date, and any adjustments to tax payable in respect of prior years. Current income tax and social contribution are presented net, by a company that is part of the Company, in liabilities when there are amounts payable, or in assets when the amounts paid in advance exceed the total due on the reporting date.

Deferred tax is recognized in relation to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax is not recognized for temporary differences arising from the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting profit nor taxable profit or loss, differences related to investments in subsidiaries and controlled entities when they are unlikely to reverse in the foreseeable future, and from the initial recognition of goodwill, in accordance with IAS 12/CPC 32 - Income Taxes. The value of deferred tax determined is based on the expectation of realization or settlement of the temporary difference and uses the nominal rate approved or substantially approved.

Deferred tax assets and liabilities are presented at net value in the balance sheet when there is a legal right and the intention to offset it when calculating current taxes, usually related to the same legal entity and the same tax authority.

Income tax and social contribution deferred tax assets are recognized on recoverable balances of tax loss and negative CSLL base, tax credits and deductible temporary differences. Such assets are reviewed at each year-end closing date and will be reduced to the extent that their realization is no longer probable based on future taxable profits.

21.	TAXES IN INSTALLMENTS

The position of REFIS debts and other installments, recorded as taxes paid in installments in current and non-current liabilities, according to note 20, are shown below:

71

(In thousands of Reals, unless stated otherwise)
		Consolidated		Parent Company
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Federal REFIS Law 11.941/09	9,942	9,942	9,173	9,173
Federal REFIS Law 12.865/13	22,036	28,663
Other taxes in installments	87,655	121,576	58,118	60,651
	119,633	160,181	67,291	69,824

Classified:
Current	30,727	56,226	17,265	16,504
Non-current	88,906	103,955	50,026	53,320
	119,633	160,181	67,291	69,824

to the balance resulting from the adhesion to the REFIS of the refinancing programs of Federal Laws 11.941/09 and 12.865/13 to the REFIS and the installment plan that allows the taxpayer to pay the debts registered in active debt of the Federal Government with benefits, reduced entry and extended payment term. The installments are paid in monthly installments, with interest at the SELIC rate, which is the rate of Brazilian federal funds.

22.	TAX, SOCIAL SECURITY, LABOR, CIVIL, ENVIRONMENTAL PROVISIONS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. The details of provisioned values and respective judicial deposits related to these actions are presented below:

				Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Tax	89,522	130,755	182,569	176,086	15,891	50,990	71,763	70,944
Social security	13,533	1,546			13,533	1,546
Labor	486,045	387,612	372,571	294,233	170,252	144,407	139,265	114,994
Civil	224,984	815,180	34,361	134,609	117,997	130,308	15,488	15,991
Environmental	60,092	42,609	6,317	3,723	23,503	10,446	277	283
Deposit of a guarantee			25,194	24,299
	874,176	1,377,702	621,012	632,950	341,176	337,697	226,793	202,212

Classified:
Current	61,455	132,112			40,225	61,008
Non-current	812,721	1,245,590	621,012	632,950	300,951	276,689	226,793	202,212
	874,176	1,377,702	621,012	632,950	341,176	337,697	226,793	202,212

Changes in tax, social security and labor-related and civil and environmental provisions in the year ended December 31, 2025, can be demonstrated as follows:

						Consolidated
						Current + Non-current
Nature	12/31/2024	Additions	Accrued charges	Acquisition of stakes in subsidiaries (note 3)	Net utilization of reversal	12/31/2025
Tax	130,755	22,647	6,460	12,691	(83,031)	89,522
Social security	1,546	11,997	66		(76)	13,533
Labor	387,612	93,263	95,814	12,093	(102,737)	486,045
Cívil (1)	815,180	10,270	25,418	44	(625,928)	224,984
Environmental	42,609	24,036	2,203		(8,756)	60,092
	1,377,702	162,213	129,961	24,828	(820,528)	874,176
(1)	Action to discuss ruling handed down against CSN by Brazilian antitrust authorities (CADE) regarding alleged formation of cement cartel risk classified as possible in the 2nd quarter of 2025, in accordance with the current jurisprudential understanding on the subject and opinion issued by the Company's legal advisors. " The value of these proceedings exclusively caused a reversal of R$ 493,000.

72

(In thousands of Reals, unless stated otherwise)

					Parent Company
					Current + Non-current
Nature	12/31/2024	Additions	Accrued charges	Net utilization of reversal	12/31/2025
Tax	50,990	4,492	488	(40,079)	15,891
Social security	1,546	11,997	66	(76)	13,533
Labor	144,407	41,117	16,732	(32,004)	170,252
Civil	130,308	3,370	15,053	(30,734)	117,997
Environmental	10,446	13,564	15	(522)	23,503
	337,697	74,540	32,354	(103,415)	341,176

Provisions for taxes, social security, labor, civil and environmental matters have been estimated by management and substantially substantiated by legal counsel, and only those causes that are considered probable of loss are recorded. These provisions also include tax liabilities arising from actions taken at the Company's initiative, plus SELIC (Special System for Settlement and Custody) interest.

Tax Proceedings

The main legal proceedings considered by external legal consultants as having a probable loss probability, in which CSN or its subsidiaries are parties, of a tax nature are: (i) some ISS tax infraction notices; (ii) divergences between calculated and collected ICMS; (iii) Compensation requests not approved due to lack of credit rights.

Labor lawsuits

The Group appears as a defendant in labor claims. Legal proceedings are for the most part related to subsidiary and/or joint liability, salary equalization, premiums for unhealthy and dangerous work, overtime, health insurance, an indemnity proceedings arising from alleged occupational illnesses or accidents, breaks between work shifts and differences in profit sharing and results in the years between 1997 and 1999 and 2000 and 2003.

Throughout the year ended December 31, 2025, there were changes in additions and write-offs of labor proceedings resulting from definitive closure, in addition to the constant review of the Company's accounting estimates in relation to provisions and contingencies, which consider the different nature of the claims involved, as established in the Company's accounting policies.

Civil proceedings

Among the civil lawsuits in which he appears as a defendant, there are mainly lawsuits with a claim for compensation. Such processes, in general, are resulting from work accidents, occupational diseases, contractual discussions related to the Group's industrial activities, real estate actions, health plans.

Environmental processes

The main environmental proceedings considered by external legal consultants as having probable loss probability, in which CSN or its subsidiaries are parties, are (i) administrative violation notices for alleged environmental infractions; (ii) annulment lawsuits and tax foreclosures resulting from environmental fines; and (iii) procedural fines for alleged non-compliance with court orders.

Among the environmental administrative/judicial proceedings in which the Company is a defendant are administrative procedures aimed at verifying possible environmental irregularities and regularizing environmental licenses. In the judicial sphere, there are actions to enforce fines imposed due to such alleged irregularities and public civil actions seeking regularization combined with compensation, which consist of environmental restoration in most cases. Such processes are generally derived from discussions of supposed environmental impacts related to the Company's industrial activities.

73

(In thousands of Reals, unless stated otherwise)

Potential administrative and judicial proceedings

The Company does not make provisions for legal proceedings whose expectation of the Management, based on the opinion of legal advisors, is of possible loss. The following table present a summary of the balance of the main matters classified as posing possible risk compared to the balance as of December 31, 2025 with that of December 31, 2024.

The Company is involved in other legal proceedings classified by the legal advisors as a possible loss and therefore represent present obligations for which the outflow of funds is not probable. As of December 31, 2025, these proceedings involved a total of R$ 47,419,219 (R$ 48,454,570 on December 31, 2024), R$ 2,894,042 of which involve labor proceedings (R$ 2,580,452 on December 31, 2024), R$ 3,845,589 civil proceedings (R$ 2,964,501 on December 31, 2024), R$ 38,597,353 tax proceedings (R$ 41,326,595 on December 31, 2024), and R$ 2,082,235 environmental proceedings (R$ 1,583,021 on December 31, 2024).

74

(In thousands of Reals, unless stated otherwise)
		Consolidated
	12/31/2025	12/31/2024
Notice of Violation and Imposition of Fine (AIIM) / Tax Foreclosure - RFB - IRPJ/CSLL - Capital Gain for alleged sale of equity interest in subsidiary NAMISA(1)	6,554,452	10,246,424
Assessment Notice and Imposition of fine (AIIM) - Income tax and Social contribution - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by NAMISA.(2)	3,512,216	4,346,118
Notice of Violation and Imposition of Fine (AIIM) / Tax Enforcement - RFB - IRPJ/CSLL - Disallowance of prepayment interest arising from iron ore supply and port services contracts	2,264,620	2,284,914

Notice of Violation and Imposition of Fine (AIIM) / Writ of Mandamus - RFB - IRPJ/CSLL - Profits earned abroad in 2008, 2010, 2011, 2012, 2014, 2015, 2016, 2017 and 2018 (3)	5,858,583	6,239,017

Unapproved compensation - RFB - IRPJ/CSLL, PIS/COFINS and IPI	2,319,108	2,169,108

Unapproved compensation - RFB - Disallowance of credits from topic 69/STF (ICMS in the calculation base of PIS/COFINS) (4)	751,209	-

Assessment Notice - SEFAZ/RJ - ICMS- questions about sales for incentive area (5)	1,309,079	1,460,763

Notice of Violation and Imposition of Fine (AIIM) - RFB - Disallowance of PIS/COFINS Credits for inputs and freight	1,875,734	1,499,578

CFEM – difference of understanding between CSN and ANM on the calculation basis	1,715,523	1,570,733

Notice of Infraction and Imposition of Fine (AIIM) - RFB - Collection IRRF - Business Combinations CMIN 2015	221,203	205,621

ICMS - SEFAZ/RJ - ICMS Credits for acquisition of Electric Energy Industrialization	43,716	39,939

Notice of Violation and Imposition of Fine (AIIM) - IRPJ/CSLL - Disallowance of deductions of goodwill generated in the acquisition of Cimentos Mauá	434,203	422,499

ICMS - SEFAZ/RJ - Disallowance of the ICMS credits - Transfer of iron ore (6)	705,480	779,093

ICMS - SEFAZ/RJ - Disallowance of credits on purchases of intermediate products	497,950	488,238

Disallowance of tax loss and negative calculation base resulting from adjustments in SAPLI - RFB	871,652	798,226

Infraction and Fine Imposition Notices (AIIM) - RFB - IRPJ/CSLL - Transfer Pricing (7)	73,556	389,919

ICMS - SEFAZ/RJ - Transfer of imported raw material for a value lower than the TECAR import document	458,694	422,807

Assessment Notice and imposition of fine (AIIM)/ Action for annulment - IRRF- Capital Gain of CFM vendors located abroad (8)	163,996	338,273

Other tax lawsuits (federal, state, and municipal)	8,357,638	6,977,524

Social security lawsuits	751,191	647,801
Action to discuss the balance of the construction contract – Tebas	650,979	621,724

Action related to power supply payment’s charge - Light	551,756	492,535
Action that discusses Negotiation of energy sales - COPEN - CEEE-G	247,883	229,983

Action to discuss the condenation applied by Brazilian antitrust authorities (CADE) to CSN Company about (9)	510,404

Other civil lawsuits	1,958,195	1,620,259
Labor and social security lawsuits	3,001,846	2,580,452
Tax Execution Traffic Ticket Volta Grande IV	168,746	152,322
ACP Landfill Márcia I	306,389	306,389
Notice of IEF Commitment Term	337,951	337,951
Other environmental lawsuits	894,523	786,360
Impact from acquisition of shareholding in Grupo Estrela (10)	50,745
	47,419,220	48,454,570

75

(In thousands of Reals, unless stated otherwise)
(1)	Notice of Violation and Imposition of Fine (AIIM) - IRPJ/CSLL - Capital Gain for alleged sale of equity interest in subsidiary NAMISA: On 12/29/2025, a mandatory fine and interest were canceled through the application of Federal Law 14.689/2023, which lead to a reduction of $4Billion in liabilities.

(2)	Notice of Violation and Imposition of Fine (AIIM)- IRPJ/CSLL - Disallowance of goodwill deductions generated in the reverse incorporation of Big Jump by Namisa. On 09/05/2025, the Company succeeded in requesting a mandatory debt review for the cancellation of a fine and interest under Law 14.689/2023.

(3)	Notices of Violation and Imposition of Fine (AIIM) / Writ of Mandamus - RFB - IRPJ/CSLL - Profits earned abroad in 2008, 2010, 2011, 2012, 2014, 2015, 2016, 2017 and 2018 Adjustments were made to contingencies so that they accurately reflect the updated values according to the indexes determined by the Public Treasury, contained in the statements issued by the Government.

(4)	Unapproved compensation - RFB - Disallowance of credits under 69/STF theme (ICMS in PIS/COFINS calculation basis) in March 2025, CSN was informed of the rulings that partially approved the compensations executed with credits arising from the final and unappealable lawsuit recognizing the unconstitutionality of the inclusion of ICMS values in the PIS and COFINS contribution calculation basis. According to the federal supervisory body, approximately 20% of the credit authorized by the company would lack sufficient liquidity and certainty and therefore, could not compose the amount to be offset. Given these rulings, CSN presented a manifestation of non-conformity to demonstrate the inappropriateness of the premises adopted by the supervisory body and liquidity and legal certainty underpinning complete authorized credits.

(5)	ICMS - SEFAZ/RJ - Questions about sales for Incentive Area Adjustments were made to contingencies so that they accurately reflect the updated values according to the indexes determined by the Public Treasury, contained in the statements issued by the Government.

(6)	ICMS - SEFAZ/RJ - Disallowance of credits on Transfer of Iron Ore Adjustments were made to contingencies so that they accurately reflect the updated values according to the indexes determined by the Public Treasury, contained in the statements issued by the Government.

(7)	Notices of Violation and Fine Imposition (AIIM) - RFB - IRPJ/CSLL - Transfer Pricing The Company partially succeeded in the Appeal filed in Case 16682.720.529/2023-56, closing a possible contingency of R$ 212,691.

(8)	Notice of Violation and Imposition of Fine (AIIM) /Annulment Action - RFB - IRRF - Capital Gain of CFM company sellers located abroad with support in legal opinion; the prognosis of possible remote loss on mandatory fine and interest was reclassified, as the disallowance determined by Federal Law 14.689/2023 is applicable to the case

(9)	Action to discuss ruling handed down against CSN by Brazilian antitrust authorities (CADE) regarding alleged formation of cement cartel risk classified as possible in the 2nd quarter of 2025, in accordance with the current jurisprudential understanding on the subject and opinion issued by the Company's legal advisors.

(10)	Reflection of the acquisition of equity interest in Grupo Estrela Movimentação Group regarding the acquisition of a stake in Grupo Estrela on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of this date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report. The acquisition of this company generated a possible contingency increase on December 31, 2025.

In the 1st quarter of 2021, the Company was notified of the start of an arbitration proceeding based on an alleged breach of iron ore supply contracts. The opposing party's claim at that time totaled approximately US$1 billion, and the Company understands the allegations presented to be unfounded by the complete absence of damages, based on the assessment of its legal advisors. The Company wishes to inform that it has prepared, together with its legal advisors, a response to the arbitration request and is currently preparing its defense. It also wishes to clarify that discussions involve ongoing arbitration disputes initiated by both parties. It is also estimated that the arbitrations will be completed in approximately 12 months. The relevance of the proceedings for the Company is related to the value attributed to the case and the possible financial impact.

The Company has offered judicial guarantees (Surety Bond/Letter of Guarantee) in the total and updated amount as of December 31, 2025, of R$ 11,020 (R$ 10,620 as of on December 31, 2024), as determined under current procedural legislation. Evaluations carried out by legal advisors have defined these administrative and judicial proceedings as a possible risk of loss, and a provision has not been established in accordance with Management's judgment and accounting practices adopted in Brazil.

Accounting policy

Provisions are only recorded when classified as probable loss risk that were estimated and considered by Management, substantially based on the assessment of its legal advisors, and when resources will be necessary to settle the obligation. This obligation is updated according to the development of the lawsuit or financial charges incurred and may be reversed if the estimated loss is no longer considered probable due to changes in circumstances, or written off when the obligation is settled.

76

(In thousands of Reals, unless stated otherwise)

A contingent liability recognized under a business combination is initially measured at its fair value. It is subsequently measured at the higher of the amount that would be recognized in accordance with the provision requirements above or the amount initially recognized less (when appropriate) accumulated amortization recognized in accordance with revenue recognition requirements.

23.	PROVISIONS FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The balance of provisions for environmental liabilities and asset retirement obligations is as follows:

		Consolidated		Parent Company
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Environmental liabilities	119,664	155,471	111,789	142,989
Asset retirement obligations	1,067,945	977,892
	1,187,609	1,133,363	111,789	142,989

As of December 31, 2025, a provision is maintained for expenses related to investigation and environmental recovery services for potential contaminated, degraded areas and in exploration process under the Company's responsibility in the states of Rio de Janeiro and Minas Gerais. Expense estimates are reviewed periodically, adjusting, whenever necessary, the amounts already accounted for. These are Management's best estimates considering environmental recovery studies and projects. These provisions are recorded in the other operating expenses account.

Certain contingent environmental liabilities are monitored by the environmental department and a provision has not been made since their characteristics do not meet the recognition criteria in IAS 37/CPC 25.

Accounting policy

The Company establishes a provision for recovery costs whenever a loss is probable and the values of related costs can be reasonably determined. The period for reserving the amount to be used for recovery generally coincides with the completion of a feasibility study or commitment to a formal action plan.

Expenses related to environmental regulation compliance are charged to income or capitalized, as appropriate. Capitalization is considered appropriate whenever expenditures relate to items that will continue to benefit the company and are substantially related to the acquisition and installation of pollution control and/or prevention equipment.

The "A.R.O" (Asset retirement obligation) obligations consist of cost estimates for decommissioning, demobilization, or restoration of areas upon termination of commercial activities and the extraction of mineral resources. Initial measurement is recognized as a discounted liability at present value and, subsequently, by the addition of expenses over time. The cost of deactivating assets equivalent to the initial liability is capitalized as part of the carrying amount of the asset being depreciated over the useful life of the asset/

24.	RELATED-PARTY BALANCES AND TRANSACTIONS

24.a)	Transactions with Controllers

Vicunha Aços S.A. is the Company's controlling shareholder, holding a 41.66% interest in the voting capital.

It is also part of the Company's control, Rio Iaco Participações S.A.com 3.45%.

77

(In thousands of Reals, unless stated otherwise)

The corporate structure of Vicunha Aços S.A. is as follows:

(a)	Vicunha steel S.A. – holds 100% interest in Vicunha Aços S.A.
(b)	Rio Purus Participações S.A. – holds 100% interest in Vicunha Steel S.A.

24.b)	Transactions with subsidiaries, jointly controlled entities, affiliates, exclusive funds and other related parties

•	Consolidated

		Consolidated
		12/31/2025				12/31/2024
		Associates	Joint-ventures and Joint Operation	Other related parties	Total	Associates	Joint-ventures and Joint Operation	Other related parties	Total
Assets
Current Assets
Cash and cash equivalents				1,979,060	1,979,060			912,532	912,532
Financial investments								860,592	860,592
Trade receivables	6	73,045	24,254		97,299	88,750	3,230	191	92,171
Dividends receivable	9	19,477	2,187	54,362	76,026		127,386	74,050	201,436
Borrowings	9		4,147		4,147		5,315		5,315
Other receivables	9		2	1,829	1,831		2	1,829	1,831
		92,522	30,590	2,035,251	2,158,363	88,750	135,933	1,849,194	2,073,877
Non-current Assets
Financial investments								142,423	142,423
Borrowings	9	6,024	2,131,858		2,137,882	3,789	1,899,239		1,903,028
Actuarial liabilities	9			53,328	53,328			47,708	47,708
Other receivables	9						1,792,579		1,792,579
		6,024	2,131,858	53,328	2,191,210	3,789	3,691,818	190,131	3,885,738
		98,546	2,162,448	2,088,579	4,349,573	92,539	3,827,751	2,039,325	5,959,615
Liabilities
Current Liabilities
Trade payables		19,493	171,345	864	191,702	13,676	217,289	184,892	415,857
Accounts payable	19		24,400	92,892	117,292	23,245	22,571	140,991	186,807
Provision for consumption	19		25,841		25,841
		19,493	221,586	93,756	334,835	36,921	239,860	325,883	602,664
Non-current Liabilities
Accounts payable	19						20,850		20,850
							20,850		20,850
		19,493	221,586	93,756	334,835	36,921	260,710	325,883	623,514

		Consolidated
		12/31/2025				12/31/2024
		Associates	Joint-ventures and Joint Operation	Other related parties	Total	Associates	Joint-ventures and Joint Operation	Other related parties	Total
P & L
Sales		2,144,285	49,231	79	2,193,595	2,357,816	21,362	903	2,380,081
Cost and expenses			(2,117,736)	(334,768)	(2,452,504)	(179,022)	(2,190,343)	(227,090)	(2,596,455)
Financial income (expenses)
Interest	30	2,235	220,698	83,874	306,807	2,508	155,291	38,588	196,387
Exchange rate variations and monetary, net				24,040	24,040			141,190	141,190
Financial investments (1)				(191,986)	(191,986)			(632,612)	(632,612)
Dividends receivable								42,347	42,347
Other income and expenses		(219,635)	1,796	5,687	(212,152)
		1,926,885	(1,846,011)	(413,074)	(332,200)	2,181,302	(2,013,690)	(636,674)	(469,062)

78

(In thousands of Reals, unless stated otherwise)

•	Parent Company

		Parent Company
		12/31/2025				12/31/2024
	Ref.	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Assets
Current Assets
Cash and cash equivalents				418,642	418,642			311,607	311,607
Financial investments					-			860,591	860,591
Trade receivables	6	1,186,355			1,186,355	734,972	62	106	735,140
Dividends receivable	9	1,167,342			1,167,342	436,154	65,113		501,267
Borrowings	9		4,147		4,147		5,315		5,315
Other receivables	9	171,348		1,829	173,177	245,235	2	1,828	247,065
		2,525,045	4,147	420,471	2,949,663	1,416,361	70,492	1,174,132	2,660,985
Non-current Assets
Financial investments								142,423	142,423
Borrowings	9	1,390,560	2,083,828		3,474,388	696,886	1,802,226		2,499,112
Actuarial asset	9			41,138	41,138			37,059	37,059
Other receivables	9					1,461	1,792,579		1,794,040
		1,390,560	2,083,828	41,138	3,515,526	698,347	3,594,805	179,482	4,472,634
		3,915,605	2,087,975	461,609	6,465,189	2,114,708	3,665,297	1,353,614	7,133,619
Liabilities
Current Liabilities
Intercompany Loans	14	193,654			193,654	821,983			821,983
Trade payables		47,150	47,798	412	95,360	519,749	116,466	184,078	820,293
Accounts payable	19	127,392		64,060	191,452	138,804		86,248	225,052
Provision for consumption	19	469,073	25,841		494,914	490,850			490,850
		837,269	73,639	64,472	975,380	1,971,386	116,466	270,326	2,358,178
Non-current Liabilities
Intercompany Loans	14	9,807,672			9,807,672	11,310,104			11,310,104
Accounts payable	19	312,889			312,889	402,406			402,406
		10,120,561			10,120,561	11,712,510			11,712,510
		10,957,830	73,639	64,472	11,095,941	13,683,896	116,466	270,326	14,070,688

		Parent Company
		12/31/2025				12/31/2024
	Ref.	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Net revenue and cost
Sales		3,953,949	29		3,953,978	5,230,809	1,178	-	5,231,987
Cost and expenses		(4,196,327)	(509,045)	(109,612)	(4,814,984)	(4,026,199)	(607,457)	(212,457)	(4,846,113)
Financial income (expenses)
Interest	30	(36,125)	216,392	24,592	204,859	(126,448)	153,751	7,119	34,422
Exclusive funds	30			8,570	8,570			8,901	8,901
Financial investments (1)				(191,986)	(191,986)			(632,612)	(632,612)
Dividends receivable								42,347	42,347
Exchange rate variations and monetary, net		1,259,461		16,906	1,276,367	(2,946,937)		31,073	(2,915,864)
Other operating income and expenses		219,635	943	4,632	225,210		1,239	2,796	4,035
		1,200,593	(291,681)	(246,898)	662,014	(1,868,775)	(451,289)	(752,833)	(3,072,897)

(1)	As a result of the sale of USIMINAS' shares, which reduced the Company’s equity interest to 4.99% in both common and preferred shares, USIMINAS is no longer considered a related party. As a result, the balance presented refers exclusively to the period in which USIMINAS was classified as a related party.

Consolidated and Controlling Information:

Receivables: Refers mainly to sales transactions of steel products from the Parent Company to related parties.

Dividends receivable: The balance at the Parent Company is mainly composed of dividends and interest on CSN Mineração’s equity in the amount of R$ 276,595 (R$ 125,107 on December 31, 2024) and dividends held by CSN Cimentos Brasil S.A. in the amount of R$ 178,348 (R$ 178,348 on December 31, 2024)

79

(In thousands of Reals, unless stated otherwise)

Loans (Assets):

Long-term: At the Consolidated, these amounts refer mainly to loan agreements with Transnordestina Logística S.A. in the amount of R$ 2,098,532 (R$ 1,829,939 as of December 31, 2024), at an average rate of 125% to 130% of the CDI.

Loans (Liabilities):

Foreign currency: At the Parent Company, these are intercompany contracts in the amount of R$ 10,001,326 as of December 31, 2025 (R$ 12,132,087 as of December 31, 2024).

24.c)	Other unconsolidated related parties

•	CBS Previdência

The Company is its main sponsor, being a non-profit civil society established in July 1960 and whose main objective is the payment of benefits complementary to those of official social security for participants. As a sponsor, the company maintains transactions for the payment of contributions and recognition of actuarial liabilities calculated under defined benefit plans.

•	Banco Fibra S.A.

Banco Fibra S.A. is subject to the same control structure as Vicunha Aços S.A., the Company's direct parent company, and financial transactions made with this bank mainly comprise transactions made using checking accounts and fixed income investments.

•	Fundação CSN

The Company develops socially responsible policies concentrated today in the CSN Foundation, of which it is the founder. Transactions between the parties are related to operational and financial support for the Foundation to conduct social projects developed mainly in the locations where it operates.

•	Igarapava Hydroelectric Power Plant Consortium

The Company participates in the Igarapava Hydroelectric Power Plant Consortium, located on the Rio Grande, between the municipalities of Igarapava and Rifaina in São Paulo, and Conquista and Sacramento in Minas Gerais.

•	Related Parties under the control of a member of the Company's Management

These are companies under the control of a member of Management who has maintained transactions with the Company:

•	Vicunha Imóveis Ltda;
•	Vicunha Serviços Ltda;
•	Ibis Participações e Serviços Ltda.

24.d)	Key Management Personnel

Key Management personnel with authority and responsibility for planning, directing and controlling the Company's activities include the members of the Board of Directors and statutory officers. Information on compensation and balances as of December 31, 2025, and 2024 are shown below.

80

(In thousands of Reals, unless stated otherwise)
	12/31/2025	12/31/2024
	P&L
Short-term benefits for employees and officers	77,885	71,248
Post-employment benefits	840	814
	78,725	72,062

24.e)	Guarantees

The Company is liable for guarantees of its subsidiaries and jointly controlled entities as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	3,251,444	3,966,721	10,869	10,717	4,972	4,828	3,267,285	3,982,266
Subsidiaries	R$	Up to 01/10/2028 and Indefinite	368,590	2,079,693			600	1,920	369,190	2,081,613
Total in R$			3,620,034	6,046,414	10,869	10,717	5,572	6,748	3,636,475	6,063,879

CSN Inova Ventures	US$	01/28/2028	1,300,000	1,300,000					1,300,000	1,300,000
CSN Resources	US$	Up to 04/08/2032	2,233,000	2,230,000					2,233,000	2,230,000
Total in US$			3,533,000	3,530,000					3,533,000	3,530,000
Lusosider Aços Planos	€	Indefinite					75,000	75,000	75,000	75,000
Total em €							75,000	75,000	75,000	75,000
Total in R$			19,279,934	21,858,819			481,725	482,723	19,761,659	22,341,542
			22,899,968	27,905,233	10,869	10,717	487,297	489,471	23,398,134	28,405,421

Accounting policy

Related party transactions were carried out by the Company under terms equivalent to those prevailing in market transactions, observing market prices and usual conditions, therefore, these transactions are not more favorable to the Company than those negotiated with third parties. Transactions between the Parent Company and its subsidiaries are eliminated and adjusted to ensure consistency with the practices adopted by the Parent Company.

The related parties of the Company are subsidiaries, joint ventures, associates, shareholders and their related companies, and the key personnel of the Company's Management.

25.	EQUITY

25.a)	Paid-in capital

The the Company’s fully subscribed and paid-in capital stock as of December 31, 2025, and December 31, 2024 totaled R$ 10,240,000, which was divided into 1,326,093,947 common and book-entry shares, with no par value. Each common share entitles to one vote in the resolutions of the General Meeting.

25.b)	Authorized share capital

The Company’s articles of incorporation in force as of December 31, 2025, define that its share capital stock may be increased to up to 2,400,000,000 shares through a decision made by the Board of Directors, regardless of any statutory reform.

25.c)	Capital reserve

The Company's capital reserve totaled R$ 32,720 as of December 31, 2025, and December 31, 2024. These amounts refer to gain on the sale of the Company’s treasury shares.

81

(In thousands of Reals, unless stated otherwise)

25.d)	Capital transactions

The balances presented on December 31, 2025 and December 31, 2024 were constituted through gains on the sale of interests in subsidiaries, as well as by reflex treasury shares acquired by subsidiaries, in the amount of R$ 2,248,080 and (R$ 223,830), respectively.

25.e)	Legal reserve

It is constituted at the rate of 5% of the net income calculated in each fiscal year, before any other allocation, pursuant to art. 193 of Federal Law no. 6.404/76, up to a limit of 20% of the capital stock.

25.f)	Ownership structure

As of December 31, 2025, and 2024, the Company’s shareholding composition is as follows:

			12/31/2025			12/31/2024
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	552,412,693	41.66%	41.66%	552,412,693	41.66%	41.66%
Rio Iaco Participações S.A. (*)	45,706,242	3.45%	3.45%	45,706,242	3.45%	3.45%
CFL Ana Participações S.A.	62,353,852	4.70%	4.70%	132,523,251	9.99%	9.99%
Avelina Participações S.A.	52,732,025	3.98%	3.98%
NYSE (ADRs)	320,979,296	24.20%	24.20%	283,799,438	21.40%	21.40%
Other shareholders	291,909,839	22.01%	22.01%	311,652,323	23.50%	23.50%
Outstanding shares	1,326,093,947	100.00%	100.00%	1,326,093,947	100.00%	100.00%
(*)	Controlling group companies.

On December 2, 2024, Vicunha Aços, in compliance with the provisions of article 12, §6 of CVM Resolution 44/2021, informed the Company about the acquisition of common shares issued by CSN. CSN, in turn, informed the market about the acquisition of a relevant equity interest the following day, informing that Vicunha Aços' interest now represents 41.66% of the share capital, according to correspondence received.

On July 11, 2025, CFL Participações S.A., the parent company of CFL Ana Participações S.A., in compliance with the provisions of article 12, paragraph 6 of CVM Resolution 44/2021, informed the Company about the disposal by from CFL Ana Participações S.A. of common shares issued by CSN to Avelina Participações. S.A. , a company also fully controlled by CFL Participações S.A.  CSN, in turn, informed the market about the sale of a relevant equity interest the following day, informing that CFL Participações S.A. 's interest became 9.99% of the share capital, according to correspondence received.

25.g)	Earnings per share

Earnings per share are shown below:

	12/31/2025	12/31/2024
	Common Shares
Loss for the period	(2,002,374)	(2,591,851)
Weighted average number of shares	1,326,093,947	1,326,093,947
Basic and diluted loss per share	(1.50998)	(1.95450)

82

(In thousands of Reals, unless stated otherwise)

25.h)	Comprehensive income

Accumulated actuarial conversion adjustments on pension plans and unrealized profit or loss from derivative financial instruments, such as the stock valuation adjustment are shown below. These amounts represent a cumulative balance of gain of R$ 782,078 as of December 31, 2025 (R$ 1,824,917, as of December 31, 2024).

Accounting policy

Share Capital

Incremental costs directly attributable to the issuance of new shares or options are stated in shareholders' equity as a deduction from the amount raised, net of taxes.

Loss per share

The basic earnings/loss per share is calculated through the net profit/loss for the year attributable to the Company's controlling shareholders and the weighted average of the common shares outstanding in the respective year. The diluted earnings/loss per share is calculated by means of said average of the outstanding shares, adjusted by the instruments potentially convertible into shares, with dilutive effect, in the years presented. The Company has no potential instruments convertible into shares and, consequently, the diluted profit/loss per share is equal to the basic earnings/loss per share.

Treasury shares

Whenever any company in the group purchases shares of the Company's capital (treasury shares), the amount paid, including any directly attributable additional costs (net of income tax), is deducted from net equity attributable to the Company's shareholders up until cancellation or sale of shares. When these shares are subsequently sold, any amount received, net of any directly attributable transaction costs and respective income tax and social contribution effects, is included in shareholders' equity attributable to the Company's shareholders.

Transactions and non-controlling interests

The Company treats transactions with non-controlling interests as transactions with the Company's asset owners. For purchases of non-controlling interests, the difference between any consideration paid and the acquired portion of the book value of the subsidiary's net assets is recorded in shareholders' equity. Gains or losses on disposals to non-controlling interests are also recorded directly in shareholders' equity.

When the Company ceases to have control, any interest retained in the entity is remeasured to its fair value, and the change in book value is recognized in profit or loss. Fair value is the initial carrying amount for subsequent accounting of the retained interest in an associate, a joint venture, or a financial asset. In addition, any amounts previously recognized in other comprehensive income relating to that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

26.	SHAREHOLDER COMPENSATION

On December 31, 2025, the Company recorded a loss for the year (R$ 2,002,374), which was partially offset by the consumption of amounts from the statutory reserve.

Accounting policy

The Company adopts a profit distribution policy which, in accordance with the provisions of Federal Law No. 6.404/76 as amended by Federal Law No. 9.457/97, will allocate all net profit to its shareholders, provided that the following priorities are preserved, regardless of their order: (i) business strategy; (ii) fulfillment of obligations; (iii) necessary investments; and (iv) maintenance of a good financial situation for the Company.

83

(In thousands of Reals, unless stated otherwise)

In accordance with article 33 of the Company's Bylaws, at least 25% of the net income for the year will be distributed as dividends in each fiscal year, adjusted in accordance with article 202 of Law No. 6.404/76, which will be highlighted in current liabilities. The Board of Directors may also pay interest on equity by imputing the amount of interest paid or credited to the amount of the minimum mandatory dividend mentioned above. If the Company reports a dividend higher than the mandatory minimum in the allocation proposal, this amount is highlighted in a specific account in the shareholders' equity in "Proposed Additional Dividend".

According to Law no. 6.404/76 as amended by Federal Law no. 11.638/07 and pursuant to the sole paragraph of article 189, the loss for the year will be mandatorily absorbed by retained earnings, profit reserves and legal reserve, in that order.

27.	NET REVENUE FROM SALES

Net sales revenue is comprised as follows:

		Consolidated		Parent Company
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Gross revenue
In Brazil	28,502,944	29,029,141	19,832,488	21,191,376
Abroad	22,812,604	21,552,287	745,204	1,944,968
	51,315,548	50,581,428	20,577,692	23,136,344
Deductions
Sales returns, discounts and rebates	(551,214)	(786,103)	(328,016)	(474,278)
Taxes on sales	(5,966,388)	(6,107,865)	(3,668,181)	(3,973,760)
	(6,517,602)	(6,893,968)	(3,996,197)	(4,448,038)
Net revenue	44,797,946	43,687,460	16,581,495	18,688,306

Accounting policy

The recognition of the Company's revenue is carried out as soon as all the conditions below are met:

•	Identification of the contract for the sale of goods or provision of services;
•	Identification of performance obligations;
•	Determination of the contract value;
•	Determinations of the amount allocated to each of the performance obligations included in the contract; and
•	Revenue recognition over time or when performance obligations are completed.

The Company's operating revenues are generated through the production and sale of steel, mining, and cement products, railway and port logistics services, and energy sales. In the normal course of activities, it is measured by the fair value of the consideration the entity expects to receive in exchange for the delivery of the promised good or service to the customer.

Revenue recognition occurs when or as the entity satisfies a performance obligation by transferring the good or service to the customer, with a performance obligation understood as an executable promise in a contract with a customer to transfer a good/service or a series of goods or services.

If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction in operating revenue as sales are recognized.

84

(In thousands of Reals, unless stated otherwise)

The Company recognizes iron ore sales revenue when product control is transferred to customers, which in most cases occurs when the product is loaded onto the vessel or vehicle for transport, at the destination port or customer facilities. There may be circumstances in which judgment is required based on previously highlighted control indicators.

In sales made in foreign markets as CFR (Cost and Freight) and CIF (Cost, Insurance and Freight) export freight, the customer is subject to an obligation to provide payment in accordance with the terms of the sales contract. Payment is generally made once the ship is loaded, and payment obligations apply to both product and freight and in certain cases, insurance policies after the date on which control of goods is passed on to the customer at the port of loading.

As a result, the Company is subject to different performance obligations for products and freight; however, such performance obligations are combined under a single contract and revenues are recognized in parallel. For other services provided, revenue is recognized based on its realization.

The operating revenue from the sale of goods and services in the normal course of activities is measured by the fair value of the consideration that the entity expects to receive in exchange for delivering the promised good or service to the customer. Iron ore sales contracts are provisionally fixed at prices at the time revenues are recognized and a provisional invoice is issued as stipulated in the contract; the selling price of these products can be reliably measured each period, as the price is quoted in an active market. Therefore, the fair value of the final sales price adjustment is continuously reassessed and variations in fair value are recognized as sales revenue in the income statement.

28.	EXPENSES BY NATURE

		Consolidated		Parent Company
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Raw materials and inputs	(12,381,240)	(13,883,091)	(8,826,609)	(10,491,060)
Outsourcing material (1)	(3,707,769)	(3,086,404)
Labor cost	(5,498,678)	(4,954,714)	(2,032,216)	(1,846,644)
Supplies	(3,106,845)	(2,822,094)	(2,238,487)	(2,372,762)
Maintenance cost (services and materials)	(1,319,794)	(950,420)	(324,493)	(318,637)
Outsourcing services	(2,928,203)	(2,069,469)	(1,193,820)	(1,304,085)
Freight	(5,157,022)	(5,762,086)	(730,110)	(848,807)
Depreciation, amortization and depletion	(3,975,964)	(3,690,677)	(1,268,257)	(1,316,382)
Others	(341,018)	(1,081,037)	243,793	(204,848)
	(38,416,533)	(38,299,992)	(16,370,199)	(18,703,225)
Classified as:
Cost of sales	(32,404,221)	(31,990,696)	(15,189,899)	(17,527,277)
Selling expenses	(5,033,148)	(5,453,297)	(784,195)	(818,768)
General and administrative expenses	(979,164)	(855,999)	(396,105)	(357,180)
	(38,416,533)	(38,299,992)	(16,370,199)	(18,703,225)
(1)	Refers to the acquisition of third-party ores for blending purposes.

Depreciation, amortization and depletion for the period were distributed as follows:

85

(In thousands of Reals, unless stated otherwise)
		Consolidated		Parent Company
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Production costs	(3,875,865)	(3,609,493)	(1,224,618)	(1,281,670)
Selling expenses	(56,741)	(51,304)	(16,308)	(14,152)
General and administrative expenses	(43,358)	(29,880)	(27,331)	(20,560)
	(3,975,964)	(3,690,677)	(1,268,257)	(1,316,382)
Other operational (1)	(174,511)	(95,378)	(152,917)	(18,038)
	(4,150,475)	(3,786,055)	(1,421,174)	(1,334,420)
(1)	Refer substantially to the depreciation of investment properties and scheduled shutdown for renovation of Blast Furnace 2.

]

29.	OTHER OPERATING (EXPENSES)/INCOME
			Consolidated		Parent Company
	Ref.	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Other operating income
Receivables by indemnity		45,591	78,322	17,110	43,516
Rentals and leases		30,406	25,961	18,036	12,817
Dividends receivable		1,693	1,436	809	686
Contractual fines		4,730	17,404	3,057	15,125
Tax recuperation		160,387	1,676	101,730
Gain on sale of investments (2)			8,451	2,351,078
Other revenues		58,647	118,966	9,095	84,984
		301,454	252,216	2,500,915	157,128
Other operating expenses
Taxes and fees		(133,854)	(278,289)	(34,458)	(195,744)
Expenses with environmental liabilities, net		(10,739)	(48,870)	14,175	(4,196)
Net reversals/(expenses) on legal proceedings (1)		214,959	(270,326)	(120,253)	(109,217)
Contractual fines		(131,117)	(229,104)	(39,611)	(114,006)
Depreciation of investment properties, idle equipment and amortization of intangible assets	28	(174,511)	(95,378)	(152,917)	(18,038)
Reversals/(Estimated write-offs or losses) in property, plant and equipment, intangible assets and investment properties, net of reversals	10.d, 11 and 12	(102,480)	(62,996)	(1,717)	(45,490)
(Losses)/Estimated reversals in inventories		(684,415)	(284,557)	(567,215)	(148,354)
Idleness in stocks and paralyzed equipment		(442,533)	(234,461)	(423,571)	(214,041)
Studies and project engineering expenses		(84,600)	(57,129)	(23,890)	(18,172)
Healthcare plan expenses		(65,374)	(40,269)	(52,972)	(36,505)
Realized cash flow hedge	15.b	(516,568)	211,506	(486,881)	(207,700)
Pension plan expense		(55,273)	(44,529)	(54,897)	(42,749)
Reversals/(Expenses) on receivables		(18,238)	(21,120)	(15,432)	(38,098)
Other expenses		(180,194)	(362,188)	(13,885)	(167,577)
		(2,384,937)	(1,817,710)	(1,973,524)	(1,359,887)
Other operating income (expenses), net		(2,083,483)	(1,565,494)	527,391	(1,202,759)
(1)	In the Consolidated, net financial income includes the reversal of a provision in the amount of R$ 493,347 thousand related to a lawsuit for which the risk classification was altered from probable to possible according to a reassessment carried out by the Company's legal advisors given current jurisprudential understanding on the subject. (see note 22).

(2)	The effect of the gain on the sale of investments was neutralized through changes in equity investment earnings. (see note 10).

86

(In thousands of Reals, unless stated otherwise)

30.	NET FINANCIAL INCOME/(EXPENSE)

			Consolidated		Parent Company
	Ref.	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Financial income
Related parties	24.b	311,335	245,336	396,822	288,784
Income from financial investments		1,034,063	952,779	210,101	129,658
Dividends receivable		7,663	2,512	7,531	2,359
Interest and fines		69,934	77,480	53,143	52,465
Other income		93,812	119,956	78,644	105,857
		1,516,807	1,398,063	746,241	579,123
Financial expenses
Borrowings and financing - foreign currency	14	(2,221,823)	(2,334,763)	(448,864)	(489,328)
Borrowings and financing - local currency	14	(2,092,298)	(1,895,650)	(1,538,447)	(1,177,352)
Capitalized interest	11	403,302	206,764	210,732	80,457
Interest of advances from customers		(962,095)	(727,909)	(156,008)	(89,759)
Updated shares – Fair value through profit or loss	15.d	(57,562)	(632,612)	(57,562)	(632,612)
Related parties	24.b	(4,528)	(6,602)	(183,393)	(203,114)
Lease liabilities		(105,771)	(94,034)	(3,401)	(1,948)
Interest and fines		(186,329)	(119,765)	(115,427)	(55,493)
Interest on forfaiting operations		(184,692)	(363,538)	(171,957)	(362,774)
(-) Adjusted present value of trade payables		(493,244)	(354,027)	(307,227)	(214,164)
Commission, bank fees, guarantee and bank fees		(193,304)	(373,859)	(82,161)	(192,744)
PIS/COFINS over financial income		(79,483)	(122,263)	(30,919)	(36,354)
Other financial expenses		(274,748)	(146,009)	55,336	(11,870)
		(6,452,575)	(6,964,267)	(2,829,298)	(3,387,055)
Others financial items, net
Foreign exchange and monetary variation, net		(1,340,576)	483,489	(820,414)	740,267
Gains and (losses) on exchange derivatives (*)		(218,503)	(750,101)	56,585	(358,523)
Exchange rate fluctuations in iron ore	15.c	(1,345)	19,445
		(1,560,424)	(247,167)	(763,829)	381,744
		(8,012,999)	(7,211,434)	(3,593,127)	(3,005,311)

Financial income (expenses), net		(6,496,192)	(5,813,371)	(2,846,886)	(2,426,188)

(*) Statement of gains and (losses) on derivative transactions (note 15.c)
Exchange rate swap Real x Dollar		(180,672)	188,366
Interest rate swap CDI x IPCA		(69,762)	(791,938)	(28,375)	(211,994)
Exchange rate swap CDI x Dollar		31,931	(146,529)	84,960	(146,529)
		(218,503)	(750,101)	56,585	(358,523)

Accounting policy

Financial revenue includes interest income on short-term investments and changes in the fair value of financial assets measured at fair value through profit or loss. Interest income is recognized in profit or loss using the effective interest method.

Financial expenses include interest expenses on loans and losses at the fair value of financial instruments measured at fair value through profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are measured in profit or loss using the effective interest method. Foreign exchange gains and losses are reported on a net basis.

87

(In thousands of Reals, unless stated otherwise)

31.	INFORMATION BY BUSINESS SEGMENT

According to the Group's structure, the businesses are distributed and managed in five operating segments as follows:

•	Steel operations

The Steel segment consolidates all operations related to the production, distribution and marketing of flat steel, long steel, metal packaging and galvanized steel, with operations in Brazil, United States, Portugal and Germany. The steel sector supplies the civil construction and steel packaging markets for the country's chemical and food industries, as well as the household appliance, automotive and OEM (engines and compressors) sectors. The Company's steel units produce hot-rolled, cold-rolled, galvanized, and pre-painted steel with great durability. It also produces tinplate, a raw material used in the production of packaging.

Operations in Brazil also involve the production and marketing of long steels, which consolidates the Company's position as a source of complete solutions for civil construction , complementing its portfolio of high value-added products in the steel chain.

Abroad, Lusosider, in Portugal, produces cold rolled and galvanized steels. CSN LLC, in the United States, serves the local market through the import and marketing of steel products. Stahlwerk Thüringen (SWT), located in Germany, produces long steel and is specialized in the production of steel profiles used in civil construction.

In March 2025, the Company acquired the company Gramperfil S.A. which is located in Portugal. This acquisition will complement local operations involving the production, importing, marketing and processing of metal profiles and accessories used in metallic and civil construction.

In November 2025, the Company acquired Galvacolor Jerez, S.L.U., which is located in Spain. Its activities consist of processing and sale of steel and steel products.

•	Mining

Covers the mining and marketing activities of iron ore and tin.

Iron ore high quality operations are located in the Iron Quadrangle, in Minas Gerais, which, besides producing, also market iron ore purchased from third parties.

At the end of 2015, CSN and the Asian Consortium formalized a shareholders' agreement to combine assets related to iron ore operations and related logistics, forming a new company that concentrated the Group's main mining activities starting in December 2015. Based in this context, the new company, currently called CSN Mineração S.A., came to hold the lease of TECAR, as well as the Casa de Pedra mine and all Namisa shares, which was incorporated on December 31, 2015. CSN still holds 100% of Minérios Nacional which includes the mines of Fernandinho (operational), Cayman and Pedras Pretas (mineral resources), all located in Minas Gerais.

In addition, CSN controls Estanho de Rondônia S.A., a company with tin mining and smelting units in the state of Rondônia.

On October 7, 2022, CSN Mineração and CSN Energia completed the acquisition of the Quebra-Queixo Hydroelectric Power Plant, which has an installed capacity of 120 MW and located in the city of Ipuaçu – SC. This acquisition allowed CSN Mineração to be come self-sufficient in terms of electricity production, which in turn reinforced its industrial competitiveness through greater predictability in costs and the generation of energy from a 100% renewable source.

88

(In thousands of Reals, unless stated otherwise)

•	Logistics

i. Railway

CSN has a stake in three railway companies: MRS Logística S.A., which manages Rede Ferroviária Federal S.A.’s former Southest Network, Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística S.A. FTL - Ferrovia Transnordestina Logística S.A., which hold the concession for the former RFFSA Northeast Network in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The rail transport services provided by MRS are fundamental to the supply of raw materials and the transport of final products. The entirety of the iron ore, coal and coke consumed at the Presidente Vargas Plant is transported by MRS, as well as part of the steel produced by CSN both for the domestic market and for export.

The southeastern Brazilian railway system, which spans 1,674 km of railway network, serves the industrial triangle of São Paulo - Rio de Janeiro - Minas Gerais in the Southeast region, connecting mines in Minas Gerais to ports in São Paulo and Rio de Janeiro, and to steel mills belonging to CSN, Companhia Siderúrgica Paulista, or Cosipa and Gerdau Açominas. In addition to providing services to other customers, the line transports iron ore from the Company's Casa de Pedra mine in Minas Gerais, and coke and coal from Itaguaí Port in Rio de Janeiro, to Volta Redonda/RJ and products destined for export to the Ports of Itaguaí and Rio de Janeiro.

b) TLSA and FTL

TLSA and FTL hold the concession of the former RFFSA Northeast network. The northeastern railway system covers 4,238 km of railway network divided into two sections: i) Network I, which includes the sections of São Luiz - Mucuripe, Arrojado - Recife, Itabaiana - Cabedelo, Paula Cavalcante - Macau - and Propriá - Jorge Lins; and ii) Network II, which includes the sections of Missão Velha - Salgueiro, Salgueiro - Trindade, Trindade - Eliseu Martins and Missão Velha - Porto de Pecém.

It also connects to the main ports in the region, thus offering an important competitive advantage through opportunities for combined transport solutions and tailor-made logistics projects.

ii. Port

The port logistics sector consolidates the operation of the Sepetiba terminal built after the port modernization law (Federal Law 8.630/1993) which allowed for the transfer of port activities to private initiatives. The Sepetiba terminal offers the infrastructure required to meet all the needs of exporters, importers and shipowners. Its installed capacity exceeds that of most Brazilian terminals.

It has berths and large storage area, as well as the most modern and appropriate equipment, systems, and intermodal connections.

The Company's ongoing investment in terminal projects has consolidated the Itaguaí Port Complex as one of the most modern of its kind in Brazil.

89

(In thousands of Reals, unless stated otherwise)

iii. Land Transport

On April 1, 2025, CSN completed the acquisition of Estrela Comércio e Participações S.A., Grupo Estrela’s (“Grupo Estrela”) holding company.

Founded in the 1970s to initially meet road transport needs, Grupo Estrela currently comprises an "Integrated Logistics System", which seeks integrate modes of transport, especially in road-rail operations and transport in the steel, mining, solid bulk, automotive and dry cargo sectors in general. The Tora Group’s services portfolio also includes terminal management, storage, operation of bonded warehouses, and production chain and light vehicle fleet management services, including the rental and resale of used vehicles.

Grupo Estrela maintains a national and international presence in the transport sector. The Group relies on more than 70 branches distributed throughout Brazil. It currently operates at four multimodal terminals located in the Southeast region of Brazil and a border terminal located in the city of Uruguaiana/RS. With regards to bonded warehouses, the Tora Group operates a terminal located in the city of Betim/MG that receives goods imported from the Brazil’s largest ports and airports.

In March 2024, the Estrela Group started its activities in the light vehicle segment (fleet management, rental and resale of used vehicles), through the acquisition of the Lokamig Group.

•	Energy

CSN is one of the largest industrial consumers of electricity in Brazil. As energy is a fundamental input in its production process, the Company owns electric power generation assets, and with the acquisitions made in 2022, it achieved energy self-sufficiency before coming to operate in the sector as an electric power generation player through the commercialization of its surplus.

With the acquisitions, the CSN group now offers a portfolio of generation assets with a total installed capacity of 2,011 MW, which comprise the following assets:

1.	Itá Hydroelectric Power Plant, located in the state of Santa Catarina, in which CSN holds a 29.50% stake through the Itá Energética S.A SPE, with an installed capacity equivalent to its 428 MW stake;

2.	Igarapava Hydroelectric Power Plant Consortium, which operates a hydrological complex located in Minas Gerais and in which CSN holds a 17.92% stake, with installed capacity equivalent to its total stake of 38 MW;

3.	Thermoelectric Cogeneration Center CTE#1, CTE#2 and TRT – Top Recovery Turbine, operating at Presidente Vargas Plant with installed capacity of 10 MW, 235 MW and 22 MW respectively, using industrial gases recirculated from steel production as fuel;

4.	Sacre II Small Hydroelectric Power Plant, which is located in the state of Mato Grosso and has an installed capacity of 30 MW, of which CSN Cimentos Brasil S.A. holds full control of the asset through indirect control of the Brasil Central Energia SPE;

5.	Santa Ana Small Hydroelectric Power Plant, which is located in the state of Santa Catarina and has an installed capacity of 6.3 MW, of which CSN Cimentos Brasil S.A. holds full control of the asset through direct control of the Santa Ana Energética SPE;

6.	Quebra Queixo Hydroelectric Power Plant, located in the state of Santa Catarina, with an installed capacity of 120 MW, of which CSN Mineração S.A. holds full control of the asset through direct control of the Companhia Energética Chapecó - CEC SPE;

90

(In thousands of Reals, unless stated otherwise)
7.	Cachoeira dos Macacos Small Hydroelectric Power Plant, which is located in the state of Minas Gerais and has an installed capacity of 3.4 MW, of which CSN Cimentos Brasil S.A. holds full control of the asset through the acquisition of LafargeHolcim (Brasil) S.A.;

8.	Companhia Estadual de Geração de Energia Elétrica – CEEE-G, located in Rio Grande do Sul state, with a platform of 13 own Hydroelectric Plants, wind and solar assets, plus minority participation in other ventures, reflecting an installed capacity of 1,119 MW.

•	Cement

The Cement sector, for which operations are maintained through CSN Cimentos Brasil S.A., consolidates the production, sale and distribution of cement, aggregates and concrete. The slag used in plants located in the Southeast region is produced by the blast furnaces at the Presidente Vargas Plant itself, in Volta Redonda/RJ.

The Company has intensified its strategy of expanding to new regions, starting with the acquisition of Elizabeth Cimentos S.A. and Elizabeth Mineração Ltda. on August 31, 2021, which maintain operations in Brazil’s Northeast region and contribute 1.3 Mtpa of cement production capacity.

On September 6, 2022, relevant advances were made in the company’s cement-related business in terms of its capacity and geographic positioning through the acquisition of LafargeHolcim (Brasil) S.A. This asset will add a total of 11 million tons of cement production capacity, in addition to introducing new businesses areas to the Company’s current portfolio: Aggregates and Concrete. When all operations are combined, CSN's Cement segment is currently the second largest in Brazil in terms of effective production capacity, which totals 17 million tons per year.

Cement plants are located in the states of Minas Gerais, Rio de Janeiro, Espírito Santo, Bahia, Goiás and São Paulo. The production process occurs basically through grinding the main raw materials which include clinker, limestone, gypsum, and slag.

The company currently serves the cement market with a broad product portfolio suitable for both the technical segment and the distribution market, according to ABNT NBR 16697. Cement is sold in both bagged and bulk form.

In addition to the above operations, CSN Cimentos Brasil S.A. holds two electricity generation assets acquired on June 30, 2022: the Santa Ana SHP, located in the municipality of Angelina – SC, which has an installed capacity of 6.50 MW, and the Sacre II SHP, located in the municipality of Brasnorte – MT, with an installed capacity of 30 MW.

•	Sales by Geographic Area

Sales by geographic area are determined based on customers' location. National sales on a consolidated basis are represented by revenues from customers located in Brazil and export sales represent revenues from customers located abroad.

Result by segment

For the purposes of preparing and presenting information by business segment, Management decided to maintain the proportional consolidation of the jointly controlled companies, as historically presented. For the purpose of consolidating the income statement, the values of these companies are eliminated in the column "Corporate expenses/elimination".

91

(In thousands of Reals, unless stated otherwise)
										12/31/2025
P&L	Ref.	Steel	Mining	Logistics			Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads	Road transport
Net revenues	27	22,025,804	15,400,473	303,839	3,114,434	955,943	682,068	4,905,993	(2,590,608)	44,797,946
In Brazil		16,005,141	1,621,818	303,839	3,114,434	935,551	682,068	4,905,989	(5,282,884)	22,285,956
Abroad		6,020,663	13,778,655			20,392		4	2,692,276	22,511,990
Cost of sales and services	28	(19,980,031)	(10,052,663)	(242,931)	(1,734,809)	(833,177)	(480,426)	(3,353,074)	4,272,890	(32,404,221)
Gross profit		2,045,773	5,347,810	60,908	1,379,625	122,766	201,642	1,552,919	1,682,282	12,393,725
General and administrative expenses	28	(1,304,105)	(341,612)	(13,664)	(293,003)	(48,793)	(35,418)	(1,123,892)	(2,851,825)	(6,012,312)
Other operating income/(expenses), net	29	(1,151,153)	(436,614)	(9,226)	(39,806)	(13,036)	(32,790)	308,289	(709,147)	(2,083,483)
Equity in results of affiliated companies	10								518,744	518,744
Operating result before Financial Income and Taxes		(409,485)	4,569,584	38,018	1,046,816	60,937	133,434	737,316	(1,359,946)	4,816,674

Sales by geographic area
Asia			13,135,426						2,674,779	15,810,205
North America		1,055,824								1,055,824
Latin America		42,956				20,392		4		63,352
Europe		3,664,868	643,229							4,308,097
Others		1,257,014							17,498	1,274,512
Foreign market		6,020,662	13,778,655			20,392		4	2,692,277	22,511,990
Domestic market		16,005,141	1,621,818	303,839	3,114,434	935,551	682,068	4,905,989	(5,282,884)	22,285,956
Total		22,025,803	15,400,473	303,839	3,114,434	955,943	682,068	4,905,993	(2,590,607)	44,797,946

									12/31/2024
P&L	Ref.	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads
Net revenues	27	23,178,678	13,092,645	352,508	2,892,041	521,465	4,766,343	(1,116,220)	43,687,460
In Brazil		16,901,495	1,510,550	352,508	2,892,041	521,465	4,766,343	(4,604,004)	22,340,398
Abroad		6,277,183	11,582,095					3,487,784	21,347,062
Cost of sales and services	28	(21,759,435)	(8,202,297)	(262,061)	(1,674,401)	(419,138)	(3,384,409)	3,711,045	(31,990,696)
Gross profit		1,419,243	4,890,348	90,447	1,217,640	102,327	1,381,934	2,594,825	11,696,764
General and administrative expenses	28	(1,289,952)	(267,173)	(11,336)	(266,128)	(48,674)	(815,797)	(3,610,236)	(6,309,296)
Other operating income/(expenses), net	29	(864,103)	(10,803)	(13,266)	270,024	(61,065)	(94,899)	(791,382)	(1,565,494)
Equity in results of affiliated companies	10							448,048	448,048
Operating result before Financial Income and Taxes		(734,812)	4,612,372	65,845	1,221,536	(7,412)	471,238	(1,358,745)	4,270,022

Sales by geographic area
Asia			10,698,348					3,487,784	14,186,132
North America		1,750,998							1,750,998
Latin America		70,752							70,752
Europe		4,455,433	825,935						5,281,368
Others			57,812						57,812
Foreign market		6,277,183	11,582,095					3,487,784	21,347,062
Domestic market		16,901,495	1,510,550	352,508	2,892,041	521,465	4,766,343	(4,604,004)	22,340,398
Total		23,178,678	13,092,645	352,508	2,892,041	521,465	4,766,343	(1,116,220)	43,687,460

Accounting policy

An operating segment is a component of the group committed to business activities, from which it can obtain revenues and incur expenses, including revenues and expenses related to transactions with any other components of the Group. All operational results of operating segments are regularly reviewed by CSN's Executive Board for decision-making about resource allocation to the segment and performance evaluation, for which distinct financial statements are available.

32.	EMPLOYEE BENEFITS

The pension plans granted cover substantially all employees. The plans are administered by the Caixa Beneficente dos Empregados da CSN ("CBS"), a private and non-profit pension fund, established in July 1960.

92

(In thousands of Reals, unless stated otherwise)

Until December 1995, CBS Previdência managed two defined benefit plans based on years of service, salary, and social security benefits. On December 27, 1995, the then Social Security Complementary Secretariat ("SPC") approved the implementation of a new benefit plan, effective from that date, called Mixed Supplementary Benefit Plan ("Mixed Plan"), structured as a variable contribution plan, which has been closed to new enrollments since September 2013. From that date, all new employees must adhere to the CBSPrev Plan, structured in the defined contribution modality, also created in September 2013.

The guarantor resources of CBS are invested mainly in repurchase agreements (backed by federal government securities), federal government securities indexed to inflation, stocks, loans and real estate. As of December 31, 2025, CBS held 6,772,052 of CSN’s common shares (6,772,052 as of December 31, 2024). The entity's total guarantee funds totaled R$ 6.6 billion as of December 31, 2025 (R$ 6.4 billion as of December 31, 2024). CBS fund managers seek to combine plan assets with long-term benefit obligations to be paid. The pension funds in Brazil are subject to certain restrictions related to their ability to invest in foreign assets and, consequently, the funds mainly invest in securities in Brazil.

These are considered Guarantor Resources, the available assets and investments of the Benefit Plans, not including the values of contracted debts with sponsors. For defined benefit plans, called "35% of Salary Average" and "Salary Average Supplementation Plan", the Company maintains a financial guarantee with CBS Previdência, the entity that administers the mentioned plans, with the objective of maintaining financial and actuarial balance in case of any future actuarial loss or actuarial gain.

Given the provisions of current legislation specific to the pension fund market, for the last 4 years ended (2022, 2023, 2024 and 2025), it was not necessary that CSN pay installments, since the defined benefit plans presented actuarial gains on the year.

CSN Cimentos Brasil S.A. also sponsors the Mauá Prev Retirement Plan. This is a variable contribution plan that was offered to employees until the company was acquired by the CSN Group. The following tables present a summary of the components comprising the Mauá Prev net defined benefit expense recognized in the income statement, as well as the capitalization status and amounts that can be recognized in the balance sheet as of December 31, 2025 and 2024.

32.a) Description of pension plans

35% of average salary plan

This plan began to be implemented on February 1, 1966 and is a defined benefit plan, for which the objective is to provide pension payments (length of service, special, disability or age payments) for life. These amounts are equivalent to 35% of the adjusted average of participants’ last 12 monthly salary payments. The plan also guarantees the payment of sickness allowance to the participant licensed by the Official Pension Plan and also guarantees the payment of cash, death allowance and pecuniary allowance. This plan was deactivated on October 31, 1977, when the average wage supplementation plan came into force.

Average salary supplementation plan

This plan began on November 1, 1977 and is a defined benefit plan. Its objective is to complement the difference between the adjusted average of the participant's last 12 salaries and the Official Social Security benefit for retirement, also on a lifetime basis. As in the 35% plan, there is coverage of sick pay, death and pension benefits. This plan was deactivated on December 26, 1995, with the creation of the mixed supplementary benefit plan.

93

(In thousands of Reals, unless stated otherwise)

Mixed Supplemental Benefits Plan

Started on December 27, 1995, it is a variable contribution plan. In addition to the scheduled retirement benefit, risk benefits are provided (active pension, disability, and sick leave/accident aid). Under this plan, retirement benefits are calculated based on through monthly contributions accumulated from participants and sponsors, as well as the option offered to each participant to receive amount, which may be for life (with or without continuity of pension payments due to death) or through a percentage applied to the balance of the fund that generated benefits (loss for an indefinite period). After retirement is granted, the plan has the characteristic of a defined benefit plan, if the participant has chosen to receive their benefit in the form of a lifetime monthly income. This plan was deactivated on September 16, 2013, when the CBSPrev plan went into effect.

CBS Ret. Plan

On September 16, 2013, the new CBSPrev pension plan began, which is a defined contribution plan. In this plan, the retirement benefit is determined based on what has been accumulated through monthly contributions from participants and sponsors. Options provided to each participant regarding the form in which amounts are received include: (a) receiving a portion in cash (up to 25%) and the remaining balance through monthly income based on a percentage applied to the benefit-generating fund, which is not applicable to pension benefits due to death, (b) receiving amounts exclusively as monthly income based on a percentage applied to the benefit-generating fund. With the creation of the CBSPrev plan, the Mixed Supplementary Benefit Plan was deactivated for the entry of new participants starting September 16, 2013.

Mauá Prev Plan

The Mauá Prev plan is offered by CSN Cimentos Brasil S.A. (previously known as LafargeHolcim Brasil S.A.), which was acquired in 2022 and sponsors the Mauá Prev Retirement Plan provided to its employees. This plan was made available to company employees in Brazil as of December 1, 2016. Up until 2009, its predecessor, Lafarge Brasil S/A, sponsored two plans, an established contribution plan and benefit plan. On July 1, 2009, these plans were merged, resulting a single variable contribution plan being formed that safeguarded the acquired rights of those who had previously completed eligibility requirements for established benefit rules. Furthermore, the Company has registered part of its plants’ commitments related to the bonus under collective bargaining agreement, which are owed upon retired employees removed from Social Security. The following tables present commitments related to this bonus, as well as the capitalization status and amounts that can be recognized in the balance sheet.

ACT Plan

CSN Cimentos Brasil (CIBR) offers post-employment benefits linked to Collective Bargaining Agreements (ACT), which provides for the payment of multiple salaries, as well as compensation from the FGTS (Guarantee Fund for Length of Service) if the employee leaves the company due to retirement.

32.b) Investment policy

The investment policy establishes principles and guidelines that will govern the investment of resources entrusted to the Company, with the objective of promoting the security, liquidity and profitability needed to ensure there is a balance between the plan’s assets and liabilities. This policy is based on an Alm (Asset Liability Management) study, which takes the benefits of the participants and those assisted by each plan into account.

94

(In thousands of Reals, unless stated otherwise)

The investment plan is reviewed annually and approved by the Steering Council while considering a five-year horizon, as established by the Resolution from the Complementary Pension Management Council - CGPC No. 7, of December 2003. The investment limits and criteria established in the policy are based on Resolution No. 4.661/18, published by the National Monetary Council - CMN.

32.c) Benefits granted and to be granted under the Mixed Supplementary Benefit, ACT, and Health Plans

Actuarial calculations are updated at the end of each year by external actuaries and presented in the financial statements in accordance with CPC 33 (R1) – Employee Benefits and IAS 19 – Employee Benefits. The position of benefits as of December 31, 2025 and 2024 is shown below:

				Consolidated
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
	Actuarial asset		Actuarial liabilities
Benefits of pension plans	(53,328)	(47,708)	23,255	18,884
Post-employment healthcare benefits			379,160	454,161
	(53,328)	(47,708)	402,415	473,045

				Parent Company
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
	Actuarial asset		Actuarial liabilities
Benefits of pension plans	(41,138)	(37,059)
Post-employment healthcare benefits			379,160	454,161
	(41,138)	(37,059)	379,160	454,161

The reconciliation of assets and liabilities under employee benefits and the ACT plan is presented below:

		Consolidated
	12/31/2025	12/31/2024
Present value of defined benefit obligation	2,888,441	2,904,023
Fair value of plan assets	(3,526,884)	(3,683,575)
Deficit(Surplus)	(638,443)	(779,552)
Restriction to actuarial assets due to recovery limitation	608,370	750,728
Liabilities (Assets), net	(30,073)	(28,824)

Changes in the present value of established benefit obligations and the ACT plan is shown below:

		Consolidated
	12/31/2025	12/31/2024
Present value of obligations at the beginning of the year	2,904,023	3,329,075
Cost of service	1,244	1,509
Interest cost	345,681	298,872
Participant contributions made in the year	1,178	1,348
Benefits paid	(343,403)	(334,094)
Actuarial loss/(gain)	(20,282)	(392,687)
Present value of obligations at the end of the year	2,888,441	2,904,023

Changes in the fair value of assets under the defined benefit plan is shown below:

95

(In thousands of Reals, unless stated otherwise)
		Consolidated
	12/31/2025	12/31/2024
Fair value of plan assets at the beginning of the year	(3,683,575)	(3,713,099)
Interest income	(444,752)	(335,322)
Benefits Paid	341,856	333,037
Participant contributions made in the year	(1,178)	(1,348)
Employer contributions made in the year	(1,168)	(165)
Return on plan assets (less interest income)	261,933	33,322
Fair value of plan assets at the end of the year	(3,526,884)	(3,683,575)

The composition of amounts under established benefit plans and ACT are recognized in the income statement as follows:

		Consolidated
	12/31/2025	12/31/2024
Cost of current service	1,244	1,509
Interest cost	345,681	298,872
Expected return on plan assets	(444,752)	(335,322)
Interest on the asset ceiling effect	95,231	34,663
Total costs / (income), net	(2,596)	(278)

(Cost)/revenue is recognized in the income statement in other operating expenses.

Changes in actuarial gains and losses of defined benefit plans are shown below:

		Consolidated
	12/31/2025	12/31/2024
Actuarial losses and (gains)	(20,282)	(392,687)
Return on plan assets (less interest income)	261,933	33,322
Change in the asset’s limit (excluding interest income)	(237,589)	348,800
Total cost of actuarial losses and (gains)	4,062	(10,565)

The breakdown of actuarial gains and losses is shown below:

		Consolidated
	12/31/2025	12/31/2024
Loss due to change in financial assumptions	(27,989)	(448,752)
Loss due to experience adjustments	7,707	60,215
Loss due to changes in assumptions		(4,150)
Return on plan assets (less interest income)	261,933	33,322
Change in the asset’s limit (excluding interest income)	(237,589)	348,800
Actuarial losses and (gains)	4,062	(10,565)

The main actuarial assumptions used were as follows:

96

(In thousands of Reals, unless stated otherwise)
	12/31/2025	12/31/2024
Actuarial financing method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value
Real discount rate	Millennium Plan: 7.30%	Millennium Plan: 7.12%
	Plan 35%: 7.60%	Plan 35%: 7.46%
	Supplementation: 7.54%	Supplementation: 7.43%
	Mauá Prev: 7.39%	Mauá Prev: 7.34%
Inflation rate	4.05%	4,96%
Nominal salary increase rate	1.00%	1.00%
Nominal benefit increase rate	4.05%	4,96%
Rate of return on investments	Millennium Plan: 7.30%	Millennium Plan: 7.12%
	Plan 35%: 7.60%	Plan 35%: 7.46%
	Supplementation : 7.54%	Supplementation : 7.43%
	Mauá Prev: 7.39%	Mauá Prev: 7.34%
General mortality table	Millennium Plan: AT-2012 segregated by gender	Millennium Plan: AT-2012 segregated by gender
	Plans 35% : AT-2000 Male, aggravated by 15%	Plans 35% : AT-2000 Male, aggravated by 15%
	Supplementation: AT-2000 segregated by gender, aggravated by 10%	Supplementation: AT-2000 segregated by gender, aggravated by 10%
	Mauá Prev: AT-2012 segregated by gender	Mauá Prev: AT-2012 segregated by gender
	Millennium Plan: Easy light	Millennium Plan: Easy light
Disability table	Mauá Prev and ACT: ALVARO VINDAS (D50%)	Mauá Prev and ACT: ALVARO VINDAS (D50%)
	Other Plans: Not applicable	Other Plans: Not applicable

Disability mortality table	Millennium Plan: AT 71	Millennium Plan: AT 71
	Plans 35%: MI-2006 - 10% M&F	Plans 35%: MI-2006 - 10% M&F
	Supplementation: Winklevoss - 10%	Supplementation: Winklevoss - 10%
	Mauá Prev and ACT: IAPB-57	Mauá Prev and ACT: IAPB-57
Turnover table	Millennium Plan 5% per year	Millennium Plan 5% per year
	Maua Prev: MercerService	Maua Prev: MercerService
	Other Plans: Not applicable	Other Plans: Not applicable
Retirement age	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan
Household of active participants	For the Mauá Prev and ACT Plans, 90% of participants are expected to be married at retirement, while this figure is 95% for other Plans. Female spouses are assumed to be 4 years younger than male participants.	For the Mauá Prev and ACT Plans, 90% of participants are expected to be married at retirement, while this figure is 95% for other Plans. Female spouses are assumed to be 4 years younger than male participants.

The assumptions regarding the mortality table are based on published statistics and mortality tables.

These tables translate into an average life expectancy in years of employees aged 65 years and 40 years:

	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)		Plan ACT		Mauá Prev
Longevity at age of 65 for current participants	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Male	18.38	18.38	18.75	18.75	21.47	21.47	21.47	21.47	21.47	21.47
Female	18.38	18.38	21.41	21.41	23.34	23.34	23.34	23.34	23.34	23.34

Longevity at age of 40 for current participants
Male	40.15	40.15	40.60	40.60	44.07	44.07	44.07	44.07	44.07	44.07
Female	40.15	40.15	44.41	44.41	46.68	46.68	46.68	46.68	46.68	46.68

Allocation of defined benefit plan assets:

		12/31/2025		12/31/2024
Variable income	291,676	8.27%	358,124	9.72%
Fixed income	2,786,582	79.01%	2,916,385	79.17%
Real estate	266,080	7.54%	225,421	6.12%
Others	182,546	5.18%	183,645	4.99%
Total	3,526,884	100.00%	3,683,575	100.00%

Assets invested in variable income are mainly invested in CSN shares.

Fixed income assets are mainly composed of debentures and National Treasury Notes (“NTN-B”).

Real estate refers to buildings valued by a specialized asset valuation company. There are no assets in use by CSN and its subsidiaries.

97

(In thousands of Reals, unless stated otherwise)

32.d)        Expected contributions for the following year and expenses for the year

Expenditure with regards to the supplementary mixed benefit plan in 2025 totaled R$ 1,178 (R$ 1,347 at 31 December 2024).  The supplementary mixed benefit plan, the expected contributions to the defined contribution tranche totaled R$ 20,175 and R$ 1,096 for the defined benefit tranche (risk benefits), respectively, in 2026.

32.e) Sensitivity analysis

A quantitative sensitivity analysis in relation to significant hypotheses for the pension plans and ACT as of December 31, 2025 is shown below:

		12/31/2025
	Consolidated Effect of Plans
Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	(11,114)	11,842
Effect on present value of obligations	(94,507)	100,779

Assumption: Salary growth
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	21	(20)
Effect on present value of obligations	805	(773)

Assumption: Mortality table
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	1,636	(1,636)
Effect on present value of obligations	13,894	(13,894)

Assumption: Benefit adjustment
Sensitivity level	+1 ano	- 1 ano
Effect on current service cost and on interest on actuarial obligations	8,129	(8,030)
Effect on present value of obligations	67,802	(66,944)

The following are the expected benefits for future years for defined benefit plans:

Forecast payments	2025	2024
Year 1	360,546	349,582
Year 2	332,116	325,518
Year 3	322,471	316,201
Year 4	311,975	306,861
Year 5	301,430	296,668
Next 5 years	1,331,249	1,323,196
Total forecast payments	2,959,787	2,918,026

98

(In thousands of Reals, unless stated otherwise)

32.f) Post-employment health care plan

Refers to the health care plan created on December 1, 1996, exclusively for retirees, pensioners, amnesty recipients, ex-combatants, widows of work-related accident victims, and retirees until March 20, 1997, and their respective legal dependents. Since then, the health plan does not allow the inclusion of new beneficiaries. The Plan is sponsored by CSN.

The amounts recognized in the balance sheet were determined as follows:

	12/31/2025	12/31/2024
Present value of obligations	379,161	454,161
Liabilities	379,161	454,161

The reconciliation of health benefit liabilities is presented below:

	12/31/2025	12/31/2024
Actuarial liability at the beginning of the year	454,161	481,118
Expenses recognized in income for the year	54,897	42,749
Sponsor’s contributions transferred in prior year	(50,098)	(51,884)
Recognition of actuarial loss/(gain)	(79,799)	(17,822)
Actuarial liability at the end of the year	379,161	454,161

Actuarial gains and losses recognized in shareholders' equity are shown below:

	12/31/2025	12/31/2024
Actuarial gain (loss) on obligation	(79,799)	(17,822)
Gain/(loss) recognized in shareholders' equity	(79,799)	(17,822)

The following is the weighted average life expectancy based on the mortality table used to determine actuarial obligations:

	12/31/2025	12/31/2024
Longevity at age of 65 for current participants
Male	20.24	20.24
Female	20.24	20.24

Longevity at age of 40 for current participants
Male	42.74	42.74
Female	42.74	42.74

The actuarial assumptions used for the calculation of post-employment health benefits were:

	12/31/2025	12/31/2024
Biometric and Demographic
General mortality table	AT 2000 separated by gender 20%	AT- 2000 with an increase of 20%
Financial
Actuarial nominal discount rate	11.96%	13.01%
Inflation	4.05%	4.96%
Real increase in medical costs based on age (Aging Factor)	0.5% - 3.00% real p.a.	0.5% - 3.00% real p.a.
Nominal increase medical costs growth rate	4.10%	4.10%
Average medical cost (Claim cost)	1388,26	1.320,89

99

(In thousands of Reals, unless stated otherwise)

32.g) Sensitivity analysis

A quantitative sensitivity analysis in relation to significant hypotheses for post-employment health benefits as of December 31, 2025 is shown below:

		12/31/2025
	Healthcare Plan
	Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	510,034	(540,863)
Effect on present value of obligations	(10,629,052)	11,323,696

	Assumption: Medical Inflation
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	3,102,518	(2,773,758)
Effect on present value of obligations	25,945,554	(23,196,224)

	Assumption: Benefit adjustment
Sensitivity level	+1 year	- 1 year
Effect on current service cost and on interest on actuarial obligations	(2,257,050)	2,340,830
Effect on present value of obligations	(18,875,130)	19,575,759

The following are the expected benefits for future years for post-employment health benefit plans:

Forecast benefit payments	12/31/2025	12/31/2024
Year 1	55,486	66,468
Year 2	52,333	62,452
Year 3	49,160	58,572
Year 4	45,963	54,760
Year 5	42,760	51,020
Next 5 years	167,691	202,310
Total forecast payments	413,393	495,582

Accounting policy

Long-term employee benefits

A defined contribution plan is a post-employment benefit plan in which the Company pays contributions to CBS. Obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the income statement during the periods in which services are provided by employees. In this modality, the Company will have no legal or constructive obligation to pay additional amounts, as the risks fall on the employees.

For the defined benefit plan, the obligations are valued annually by independent actuaries using the unit credit method, with assumptions including biometric, demographic, financial and economic hypotheses. The discount rate is applied to define the present value of defined benefit obligations; the fair value of the assets is also determined. The amount recognized in the Company's balance sheet is the net of obligations after the discount rate less the fair value of assets.

Whenever calculation results in a benefit to the Company, the asset to be recognized is limited to the total of any unrecognized costs for past services and the present value of the economic benefits available in the form of future plan refunds or a reduction in future plan contributions. The resulting actuarial gains and losses and defined benefit plans are immediately recorded under other comprehensive income. In the event that the plan is terminated, accumulated actuarial gains and losses are recorded in the income statement.

100

(In thousands of Reals, unless stated otherwise)

Short-term employee benefits

Payments of benefits such as salary or vacation, as well as the respective labor charges levied on these benefits are recognized monthly in the income statement, respecting the accrual basis.

Employee profit sharing and executive variable compensation are linked to the achievement of operational and financial targets. The Company recognizes a liability and an expense substantially whenever these targets are met by allocating these items to the cost of production or operating expenses.

33.	COMMITMENTS

33.a)	Take-or-pay contracts

As of December 31, 2025, and 2024, the Company had previously entered into take-or-pay agreements, as shown in the table below:

		Payments in the period
Type of service	2024	2025	2026	2027	After 2027	Total

Transportation of iron ore, coal, coke, steel products, cement and mining products.	2,196,306	1,900,320	1,561,527	138,346	1,936,842	5,537,035
Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets.	567,043	585,415	513,458	614,293	598,238	2,311,404
Processing of slag generated during pig iron and steel production.	21,259	5,928	41			5,969
Oil Storage and Handling	3,576	2,607	2,607	2,607	5,215	13,036
Labor and consultancy services	26,257	27,512	27,512	27,512	82,536	165,072
	2,814,441	2,521,782	2,105,145	782,758	2,622,831	8,032,516

33.b)	Projects and other commitments

• Transnordestina Project

The Transnordestina Project, which corresponds to Network II of the Northeast Railway Network, includes 1,753 km of state-of-the-art, large-caliber railway network. The project presents a rate of development 71% and was expected to be completed in 2017.

On December 23, 2022, following extensive negotiations involving ANTT, TCU, and the Ministry of Infrastructure, the first amendment to the concession contract was signed, redefining the scope and completion deadlines for TLSA's railway sections. Notably, it provided for the return of the SPS section, resulting in a project with the current 1,206 km of railway network and a completion deadline of August 2029. With this act, it also ended the discussion of the administrative procedure for recommendation of forfeiture, which was being processed by the National Land Transportation Agency ("ANTT").

The Company expects that the investment will allow TLSA, the concession holder of the Transnordestina Project, to transport various products, such as soybeans, corn, iron ore, limestone, cotton, sugarcane, fertilizers, oil and fuels. The concession period ends in 2057, and may be terminated before that period if the concession holder reaches the minimum return agreed with the Government. TLSA obtained the environmental authorizations required to complete sections under construction and project implementation has advanced. In Ceará, infrastructure works in lots 4 to 8 and lot 11, and mobilization in lots 9 and 10 are currently in progress, in addition to the performance of superstructure services in lots 4 and 5, all of which involve the section that connects Missão Velha to the Port of Pecém (MVP). Track maintenance services are being carried out in parallel on sections 1 and 2 of the railway project, specifically – lots 3 (14km) to 7 of the Eliseu Martins (PI)/Trindade (PE) section, section

101

(In thousands of Reals, unless stated otherwise)

Salgueiro (PE)/Trindade (PE), Salgueiro (PE)/Missão Velha (CE) stretch, and lots MVP 1 to 3 of the Missão Velha (CE)/Pecém (CE) stretch.

Commissioned operations were started at the end of 2025 and involve the section of railway installed between the Municipalities of Bela Vista do Piauí (PI) and Iguatu (CE).

• FTL – Ferrovia Transnordestina Logística S.A. (Operational network)

Regarding Malha I, operated by FTL – Ferrovia Transnordestina Logística S.A. ("FTL"), the Company filed a request in July 2022 for Early Extension of the concession contract for an additional 30 years, based on meeting legal requirements and performance targets established by ANTT regarding production volume and safety. Thus, despite an ANTT administrative procedure in 2013 that resulted in a recommendation for the concession contract to lapse, a decision was issued on December 13, 2022, by the Court of Accounts (TCU), Judgment No. 2769/2022, which determined that ANTT and the Ministry of Infrastructure (at the time), within their respective jurisdictions, should adopt measures toward a definitive solution for the concession contract of the network granted to FTL. In September 2023, based on the final report of the working group, the Ministry of Transportation issued OFFICIAL LETTER No. 448/2023/SE to ANTT informing the closure of the recommendation for termination issued in ANTT Deliberation No. 947/2019, of October 22, 2019. As a result, given the positive negotiation environment for the concession contract and FTL's growth, which was marked by record production and EBITDA, the company considers the Early Extension of the concession contract imminent to definitively resolve the above-mentioned contractual pending issues.

34.	INSURANCE

In order to adequately mitigate risks and in view of the nature of its operations, the Company contracts several types of insurance policy. The policies are contracted in line with the Risk Management policy and are similar to insurance contracted by other companies in the same industry as CSN and its subsidiaries. The coverages of these policies include: National Transport, International Transport, Life and Personal Accident Insurance, Health, Vehicle Fleet, D&O (Directors and Officers Liability Insurance), General Liability, Engineering Risks, Export Credit, Guarantee Insurance, and Port Operator Liability.

The Company's insurance is contracted together with the insurance of its subsidiaries, however, there is no joint and several liability between the Company and companies of its economic group with CSN Mineração.

In 2025, after negotiation with insurers and reinsurers in Brazil and overseas, it was renewed from October 1, 2025 to September 30, 2026. Under the terms of said policy, the Maximum Indemnity Limit is
US$ 525 million for locations at which Company activities are performed, combined for Property Damage and Loss of Profit. Under the terms of the policy, the Company will assume responsibility for a deductible of US$ 310 million for property damage and 45 days for loss of profit. The maximum indemnity limit of the policy is shared with other insured establishments.

The risk assumptions adopted, given their specific nature, are not included within the scope of the review of financial statements and consequently were not reviewed by our independent auditors.

35.	ADDITIONAL CASH FLOW INFORMATION

The following table provides additional information about transactions related to the statement of cash flows:

102

(In thousands of Reals, unless stated otherwise)

			Consolidated		Parent Company
	Ref.	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Income tax and social contribution paid		633,942	1,319,426
Addition to PP&E with interest capitalization	11 and 30	403,302	206,764	210,732	80,457
Remeasurement and addition – Right of use	11.b	316,848	299,650	8,238	41,973
Addition to PP&E without adding cash		21,401	32,128	21,401
Capitalization / acquisition of subsidiary without cash effect		1,533,782	118,000	1,235,079	128,000
Sale of equity stake without cash impact		387,569		387,569
		3,296,844	1,975,968	1,863,019	250,430

36.	OTHER COMPREHENSIVE INCOME

		Consolidated		Parent Company
	12/31/2025	12/31/2024	12/31/2025	12/31/2025
Net income/(loss)	(1,506,726)	(1,538,141)	(2,002,374)	(2,591,851)

Other comprehensive income
Items that will not be subsequently reclassified to the statement of income
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	51,783	28,073	50,887	28,548
	51,783	28,073	50,887	28,548

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year	20,019	679,250	20,019	679,250
(Loss)/gain cash flow hedge accounting, net of taxes	2,479,943	(3,278,956)	2,479,943	(3,278,956)
Cash flow hedge reclassified to income upon realization, net of taxes	(321,341)	(137,082)	(321,341)	(137,082)
(Loss)/gain cash flow hedge accounting – “Platts” from investments in subsidiaries, net of taxes	507,803	(336,302)	350,435	(226,441)
	2,686,424	(3,073,090)	2,529,056	(2,963,229)

	2,738,207	(3,045,017)	2,579,943	(2,934,681)

Comprehensive income for the year	1,231,481	(4,583,158)	577,569	(5,526,532)

Attributable to:
Earnings attributable to the controlling interests	577,569	(5,526,532)	577,569	(5,526,532)
Earnings attributable to the non-controlling interests	653,912	943,374
	1,231,481	(4,583,158)	577,569	(5,526,532)

37.	SUBSEQUENT EVENTS

STRUCTURED ASSET DISPOSAL PROJECT

The Company informed its shareholders and the market in general that its Board of Directors authorized that management initiate a project for the structured sale of important assets, for the purposes of definitively equalizing the Group's capital structure.

The Company intends to start the implementation of strategic actions in 2026 necessary to reducing indebtedness and balancing the Group's capital structure through the sale of important assets with the objective of deleveraging between R$ 15 billion and R$ 18 billion. This strategy will allow the Company to concentrate on market segments with the highest potential for profitability, growth and synergies.

AMENDMENT TO THE CONTRACT FOR THE PROVISION OF RAIL FREIGHT TRANSPORT SERVICES

On January 26, 2026, the Company entered into the Sixth Amendment to the rail freight transport contract with MRS Logística, which extended its term until December 31, 2041 at an estimated total value of R$ 11.2 billion. This amendment includes volume flexibility adjustments, which aim to ensure the continuity and operational sufficiency of provided rail transport services.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 25, 2026

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.